acom

ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

07026787

SEC MAIL PROCESSING
RECEIVED
SEP 1 8 2007
WASH, D.C. 209 SECTION

September10, 2007

File No. 82-4121
Securities and Exchange Commis.
100 F Street, N.E.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

SUPPL

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 16, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from April 1, 2007 to June 30, 2007, which are the documents of the Company required to be furnished to the Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

By S. Miyakawa
Name : Satoru Miyakawa
Title : Chief General Manager,
General Affairs Dept.

dw 9/20

Attachment

List of material information made public in Japan from April 1, 2007 to June 30, 2007

	Date	Descriptions	Information* provided to
Exhibit 1	April 26, 2007	Revision of Business Forecast for the Fiscal Year Ended March 2007 (English translation)	Public, TSE
Exhibit 2	May 2007	Data Book for the Fiscal Year Ended March, 2007 (English translation)	Public, TSE
Exhibit 3	May 10, 2007	Brief Statement of Financial Results for the Fiscal Year Ended March 2007 (English translation)	Public, TSE
Exhibit 4	May 10, 2007	Notification of Reduction in Maximum Lending Interest Rate (English translation)	Public, TSE
Exhibit 5	May 18, 2007	(Amendment) Partial Amendment to Brief Statement of Financial Results for the Fiscal Year Ended March 2007 (English translation)	Public, TSE
Exhibit 6	May 29, 2007	51st Issuance of Domestic Unsecured Straight Bonds (English translation)	Public
Exhibit 7	May 29, 2007	Supplemental Document to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE
Exhibit 8	June 11, 2007	Notice of Convocation of the 30th Ordinary General Meeting of Shareholders (Brief description in English)	Shareholders, TSE
Exhibit 9	June 25, 2007	Matters related to the Parent Company, etc. (English translation)	Public, TSE
Exhibit 10	June 27, 2007	Amendment to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE
Exhibit 11	June 27, 2007	Annual Business Report ("Key Note") (Brief description in English)	Shareholders, TSE

Exhibit 12	June 27, 2007	Annual Securities Report (Brief description in English)	DKLFB, TSE
Exhibit 13	June 27, 2007	Notice of Resolution of the 30th Ordinary General Meeting of Shareholders (Brief description in English)	Shareholders, TSE
Exhibit 14	June 28, 2007	Written Confirmation Regarding the Appropriateness and Accuracy of the Annual Securities Report	TSE
Exhibit 15	June 29, 2007	Corporate Governance Report (Brief description in English)	TSE

Annual Report

Exhibit 16	August 2007	ACOM CO., LTD., Annual Report 2007 (English version)	Shareholders

* "TSE" means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.

"DKLFB" means the Director-General of the Kanto Local Finance Bureau.

EXHIBIT 1

April 26, 2007

Revision of Business Forecast for the Fiscal Year Ended March 2007

In sight of recent developments in the market and other factors, ACOM CO., LTD. hereby revises the earnings forecast for the Fiscal Year Ended March 2007(April 1, 2006 to March 31, 2007) previously released in its announcement of financial results on November 8, 2006.

1. Revision of Earnings Forecast for the Fiscal Year Ended March 2007 (April 1, 2006 to March 31, 2007)

(1)Consolidated (Millions of yen, %)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	425,000	96,700	(257,300)
Revised Forecast (B)	423,600	(81,900)	(437,900)
Difference (B - A)	(1,400)	(178,600)	(180,600)
Percentage Change (%)	(0.3)	-	-
(Reference) FY2006 Annual Results	445,431	113,011	65,595

(2)Non-Consolidated (Millions of yen, %)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	370,000	92,600	(258,700)
Revised Forecast (B)	370,700	(86,100)	(439,400)
Difference (B)-(A)	700	(178,700)	(180,700)
Percentage Change (%)	0.2	-	-
(Reference) FY2006 Annual Results	396,637	108,174	64,152

2. Reasons for the Above Revisions

(1) Non-Consolidated Earnings Forecast

ACOM has booked 357.5 billion yen for additional allowance for loss on interest repayments to respond both interest repayments and waiver of principles due to requests of interest repayment based on "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments" by The Japanese Institute of Certified Public Accountants since interim period for the Fiscal Year Ended March 2007. However, due to the revised estimation of the allowance for loss on interest repayment in consideration of the recent number of requests for interest repayment, the amount of allowance for loss on interest repayments becomes 490 billion yen at the end of FY 2007, and Provision for Loss on Interest Repayments in Operating Expenses will exceed ACOM's estimation by 186.9 billion yen.

As a result of mentioned above, ACOM revises its business forecast.

(2) Consolidated Earnings Forecast

The revision of the consolidated earnings forecast reflects that of the non-consolidated forecast. This is mainly attributable to the downward revision of ACOM's non-consolidated financial results.

3. Dividend Payment

ACOM will have no plan to change dividends payment at this time.

*Dividend payment will be 100 yen per share, including 30 yen per for year-end and 70 yen for interim period.

The above-mentioned forecasts have been made based on the information available on the date on the press announcement. The final financial results may vary according to various factors.

EXHIBIT2

DATA BOOK

For The Fiscal Year Ended March, 2007

ACOM CO., LTD.

May 2007
Code No. 8572

		Pages
	Notes to DATA BOOK	1
1.	Consolidated Subsidiaries and Equity-Method Affiliates	2
2.	Income and Expenses	3
3.	Operating Income by Segment	3
4.	Receivables Outstanding by Segment	4
5.	Number of Customer Accounts by Segment	4
6.	Income and Expenses	5
7.	Operating Income by Category	6
7-2.	Composition Ratio of Operating Income by Category	6
8.	Operating Expenses	7
8-2.	Ratio of Operating Expenses to Operating Income	7
9.	Receivables Outstanding	8
10.	Number of Customer Accounts	8
11.	Number of New Loan Customers	9
12.	Number of Loan Business Outlets	9
13.	MUJINKUN	9
14.	Cash Dispensers and ATMs	9
15.	Employees	9
16.	Average Loan yield	10
17.	Unsecured Loans Receivable Outstanding by Interest Rate	10
18.	Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding	10
19.	Number of New Customers by Annual Income [Unsecured Loans]	11
20.	Composition Ratio of Customer Accounts by Age [Unsecured Loans]	11
21.	Composition Ratio of Customer Accounts by Gender [Unsecured Loans]	11
22.	Bad Debt Write-offs	12
22-2.	Unserured Loans Write-offs by Reasons	12
23.	Bad Debts	13
23-2.	Loan in Arrears for Less Than 3 Months (excluding balance held by headquarters' collection department)	13
24.	Allowance for Bad Debts	13
25.	Allowance for Loss on Interest Repayments	13
26.	Funds Procurement	14
27.	Credit Card Business [ACOM MasterCard]	15
28.	Installment Sales Finance Business	15
29.	Guarantee Business	15
30.	Financial Ratios	16
31.	Per Share Data(Adjusted)	17
32.	Shares Issued	17
33.	DC Cash One Ltd.	18
<Ref.>	Category criteria concerning situations of bad debts	19

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of account are included in the receivables outstanding and number of customer accounts.

:7. "-" in percentage change is displayed in case of the followings;
- the figures in a series of two terms are changed from positive to negative, or from negative to positive
- both figures in a series of two terms are negaive
- percentage change exceeds 1,000%

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

1. Consolidated Subsidiaries and Equity-Method Affiliates

	Equity owned by ACOM	Summary of business
<Domestic> Consolidated Subsidiaries: 17 (including 5 Investing Business Associations) Equity-method Affiliate: 1		
DC Cash One Ltd.	54.73%	Loan and credit guarantee business
[Equity-Method Affiliate] DC Card Co., Ltd.	20.33%	Unsecured loan business, credit card business of which principal commodity is DC CARD, and loan guarantee business for banks, etc.
JCK CREDIT CO., LTD.	100%	Installment sales finance business
IR Loan Servicing, Inc.	80%	Loan servicing business
Yugensekinin-Chukanhojin Mirai Capital	0% (80%)	Loan servicing business(Special Purpose Company).
Power Investments LLC	0% (80%)	Loan servicing business(Special Purpose Company).
RELATES CO., LTD.	100%	Entrusted call center functions business from banks
AC Ventures Co., Ltd.	100%	Development, investment, promotion and support of venture campanies
ACOM RENTAL CO., LTD.	100%	Comprehensive rental business
JLA INCORPORATED	100%	Advertising agency, interior design and construction of service outlets
ACOM ESTATE CO., LTD.	100%	Real Estate Management business
ABS CO., LTD.	0% (100%)	Maintenance of buildings and other properties
AB PARTNER CO., LTD.	95%	Entrusted back-office services and Insurance agency business
<Overseas> Consolidated Subsidiaries: 3 Equity-method Affiliate: -		
EASY BUY Public Company Limited	49%	Hire purchase and unsecured loan business in Thailand.
ACOM FUNDING CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
ACOM (U.S.A.) INC.	100%	—

lotes :1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
:2. ACOM (U.S.A.) INC. suspended their operation.
:3 IR Loan Servicing, Inc. established 2 Special Purpose Companies, (1) Power Investment LLC on August 24, 2006 and (2) Yugensekinin-Chukanhojin Mirai Capital on August 28, 2006, in order to purchase monetary claims, etc.
:4. Following the announcement "Practical Treatment of Application of Consolidation Policy for Investment Partnerships" by Accounting Standards Board of Japan, three new Investment Partnerships (MTBC First, Second, and Third Investment Partnerships) are included as consolidated subsidiary companies from FY March 2007.
:5. AJAST Ltd. abolished its insurance agency business including clerical services on October 2, 2006.
:6. AB PRTNER CO., LTD. started insurance agency business including clerical services on October 2, 2006.
:7. JCK CREDIT CO., LTD. abolished its unsecured loan business on January 17, 2007 and merged AJAST Ltd. on February 1, 2007.
:8. ACOM FUNDING CO., LTD. was liquidized on March 20, 2007.
:9. ACOM CO., LTD. has split up its installment sales finance business, and JCK CREDIT CO., LTD succeeded to the business as well as changed the name to AFRESH CREDIT CO., LTD. on April 1, 2007.
:10. JLA INCORPORATED abolished its advertising agency business on March 31, 2007.
:11. ACOM ESTATE CO., LTD. merged with JLA INCORPORATED as well as ABS CO., LTD and changed its corporate name into JLA INCORPORATED on April 1, 2007.
:12. Due to the merger with UFJ NICOS Co., Ltd. as of April 1, 2007, DC Card Co., Ltd. is no longer equity-method affiliate of ACOM CO., LTD.
:13. Investing business associations are omitted as they operate funds.

2. Income and Expenses (Consolidated)

(Millions of yen)

	2006/3	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio	2007/3	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio	2008/3(E)	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio
Operating Income	445,431	(396,637)	11,465	2.6	1.123	423,652	(370,769)	-21,779	-4.9	1.143	368,300	(303,200)	-55,352	-13.1	1.215
Operating Expenses	335,039	(290,512)	45,434	15.7	-	508,755	(459,762)	173,715	51.8	-	318,900	(258,200)	-189,855	-37.3	-
Financial Expenses	20,711	(18,186)	-1,822	-8.1	-	20,705	(16,928)	-6	-0.0	-	23,300	(18,000)	2,595	12.5	-
Bad-debt-related Expenses	117,125	(108,183)	8,671	8.0	-	137,595	(129,056)	20,470	17.5	-	156,000	(142,300)	18,405	13.4	-
Interest-repayment-related Expenses	37,228	(37,227)	37,228	-	-	200,147	(200,147)	162,919	437.6	-	-	(-)	-200,147	-	-
Operating Profit	110,392	(106,124)	-33,968	-23.5	1.040	-85,102	(-88,992)	-195,495	-	1.046	49,400	(45,000)	134,502	-	1.098
Non-operating Income	2,759	(2,215)	1,304	89.6	-	3,346	(3,046)	586	21.3	-	2,300	(3,100)	-1,046	-31.3	-
Non-operating Expenses	140	(165)	-2,328	-94.3	-	187	(236)	47	33.5	-	100	(100)	-87	-46.5	-
Income Before Extraordinary Items	113,011	(108,174)	-30,336	-21.2	1.045	-81,944	(-86,183)	-194,955	-	1.052	51,600	(48,000)	133,544	-	1.075
Extraordinary Income	411	(489)	269	189.3	-	252	(269)	-159	-38.7	-	-	(-)	-	-	-
Extraordinary Losses	1,363	(1,424)	-1,737	-56.0	-	350,871	(350,835)	349,508	-	-	800	(800)	-350,071	-99.8	-
Income Before Income Taxes	112,059	(107,239)	-28,329	-20.2	-	-432,563	(-436,749)	-544,622	-	-	50,800	(47,200)	483,363	-	-
Net Income	65,595	(64,152)	-15,938	-19.5	1.022	-437,972	(-439,463)	-503,567	-	1.003	47,000	(45,600)	484,972	-	1.031

(Note) Interest-repayment-related Expenses represents the sum of Interest Repayments, ACOM's Voluntary Waiver of Repayments accompanied with Interest Repayments and Increase or Decrease in Allowance for Loss on Interest Repayments.

3. Operating Income by Segment (Consolidated)

(Millions of yen,%)

	2005/3	yoy %	C.R.	2006/3	yoy %	C.R.	2007/3	yoy	yoy %	C.R.	2008/3(E)	yoy %	C.R.
Operating Income	433,965	-0.2	100.0	445,431	2.6	100.0	423,652	-21,779	-4.9	100.0	368,300	-13.1	100.0
Loan Business	387,348	-1.0	89.3	396,485	2.4	89.0	374,590	-21,894	-5.5	88.4	318,800	-14.9	86.6
ACOM CO.,LTD.	379,248	-1.8	-	374,233	-1.3	-	348,519	-25,713	-6.9	-	285,400	-18.1	-
DC Cash One LTD.	-	-	-	11,354	-	-	13,220	1,865	16.4	-	14,100	6.7	-
EASY BUY Public Company Limited	8,095	61.0	-	10,895	34.6	-	12,850	1,954	17.9	-	19,300	50.2	-
JCK CREDIT CO., LTD.	4	-69.2	-	0	-77.5	-	0	0	-76.8	-	0	-	-
Credit Card Business	6,311	7.4	1.4	6,462	2.4	1.4	6,128	-333	-5.2	1.4	5,700	-7.0	1.5
ACOM CO.,LTD.	6,227	7.7	-	6,389	2.6	-	6,054	-335	-5.3	-	5,600	-7.5	-
JCK CREDIT CO., LTD.	84	-9.7	-	72	-14.0	-	74	2	3.2	-	100	35.1	-
Installment Sales Finance Business	16,622	-26.9	3.8	14,839	-10.7	3.3	10,106	-4,733	-31.9	2.4	7,600	-24.8	2.1
ACOM CO.,LTD.	9,456	-32.5	-	5,802	-38.6	-	3,811	-1,991	-34.3	-	-	-	-
EASY BUY Public Company Limited	2,827	43.1	-	6,762	139.2	-	5,072	-1,689	-25.0	-	4,300	-15.2	-
JCK CREDIT CO., LTD.	4,339	-35.8	-	2,275	-47.6	-	1,222	-1,052	-46.3	-	3,300	170.0	-
Guarantee Business	7,627	51.4	1.8	6,651	-12.8	1.5	9,244	2,593	39.0	2.2	10,800	16.8	2.9
ACOM CO.,LTD.	7,627	51.4	1.8	6,244	-18.1	-	7,071	826	13.2	-	7,500	6.1	-
DC Cash One Ltd.	-	-	-	406	-	-	2,172	1,766	434.7	-	3,300	51.9	-
Loan Servicing Business	8,762	214.5	2.0	14,117	61.1	3.2	13,827	-289	-2.1	3.3	17,800	28.7	4.8
Collection of purchased receivables	7,757	271.5	-	13,322	71.7	-	13,328	6	0.0	-	-	-	-
Rental Business	3,781	7.2	0.9	4,318	14.2	1.0	4,489	170	4.0	1.1	4,800	6.9	1.3
Others	3,511	-6.2	0.8	2,557	-27.2	0.6	5,265	2,708	105.9	1.2	2,800	-46.8	0.8
Other Financial Businesses	42	-	0.0	331	676.0	0.1	2,581	2,250	679.8	0.6	1,300	-49.6	0.4

4. Receivables Outstanding by Segment (Consolidated)

	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy	yoy%	2008/3(E)	yoy %
Receivables Outstanding (Millions of yen)	1,941,244	2.8	1,857,536	-4.3	1,869,685	0.7	1,852,053	-0.9	1,759,927	-92,125	-5.0	1,633,900	-7.2
Loan Business	1,660,256	2.6	1,623,154	-2.2	1,680,184	3.5	1,703,172	1.4	1,632,310	-70,862	-4.2	1,509,600	-7.5
ACOM CO., LTD.	1,652,890	2.2	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-0.3	1,494,399	-101,877	-6.4	1,334,800	-10.7
JCK CREDIT CO., LTD.	153	-53.1	66	-56.8	33	-49.8	20	-38.7	-	-20	-	-	-
EASY BUY Public Company Limited	7,212	382.3	10,289	42.7	17,163	66.8	29,564	72.3	49,918	20,353	68.8	78,400	57.1
DC Cash One Ltd.	-	-	-	-	59,246	-	74,142	25.1	82,698	8,556	11.5	90,000	8.8
Credit Card Business	41,850	30.4	46,731	11.7	49,399	5.7	48,120	-2.6	44,842	-3,278	-6.8	47,200	5.3
ACOM MasterCard	41,114	31.0	45,941	11.7	48,833	6.3	47,537	-2.7	44,268	-3,268	-6.9	46,600	5.3
JCK CREDIT CO., LTD.	684	9.6	758	10.8	546	-27.9	568	4.1	566	-2	-0.4	600	6.0
Installment Sales Finance Business	237,948	0.2	181,567	-23.7	127,378	-29.8	83,335	-34.6	56,986	-26,348	-31.6	47,000	-17.5
ACOM CO., LTD.	153,203	-5.0	113,934	-25.6	70,014	-38.5	45,769	-34.6	32,147	-13,622	-29.8	-	-
JCK CREDIT CO., LTD.	77,338	10.5	59,785	-22.7	33,607	-43.8	17,335	-48.4	9,503	-7,832	-45.2	34,300	260.9
EASY BUY Public Company Limited	7,406	18.3	7,847	6.0	23,756	202.7	20,229	-14.8	15,335	-4,894	-24.2	12,700	-17.2
Loan Servicing Business	1,189	706.5	6,082	411.1	12,723	109.2	17,423	36.9	25,788	8,364	48.0	30,100	16.7
Guaranteed Receivables	57,926	-	100,971	74.3	78,015	-22.7	89,894	15.2	105,977	16,083	17.9	148,600	40.2
ACOM CO., LTD.	57,926	-	100,971	74.3	78,015	-22.7	89,639	14.9	96,850	7,211	8.0	123,900	27.9
DC Cash One Ltd.	-	-	-	-	-	-	254	-	9,126	-	-	24,700	170.7

5. Number of Customer Accounts by Segment (Consolidated)

	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy	yoy%	2008/3(E)	yoy %
Loan Business	3,161,304	3.4	3,161,894	0.0	3,406,054	7.7	3,450,636	1.3	3,435,586	-15,050	-0.4	3,321,500	-3.3
ACOM CO., LTD.	3,032,330	-0.1	2,954,073	-2.6	2,902,916	-1.7	2,859,176	-1.5	2,682,160	-177,016	-6.2	2,391,800	-10.8
JCK CREDIT CO., LTD.	1,122	-58.7	422	-62.4	167	-60.4	40	-76.0	-	-40	-	-	-
EASY BUY Public Company Limited	127,852	544.1	207,399	62.2	347,003	67.3	410,142	18.2	556,344	146,202	35.6	727,000	30.7
DC Cash One Ltd.	-	-	-	-	150,074	-	172,183	14.7	182,878	10,695	6.2	185,200	1.3
Credit Card Business	1,021,131	0.5	1,071,681	5.0	1,197,784	11.8	1,259,509	5.2	1,181,806	-77,703	-6.2	937,400	-20.7
ACOM MasterCard	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,175,910	-77,693	-6.2	932,000	-20.7
JCK CREDIT CO., LTD.	6,004	21.2	6,982	16.3	5,609	-19.7	5,709	1.8	5,701	-8	-0.1	5,400	-5.3
Installment Sales Finance Business	991,162	9.4	886,110	-10.6	958,768	8.2	671,742	-29.9	421,554	-250,188	-37.2	371,500	-11.9
ACOM CO., LTD.	479,182	-1.5	387,261	-19.2	284,782	-26.5	205,783	-27.7	147,433	-58,350	-28.4	-	-
JCK CREDIT CO., LTD.	263,202	6.7	222,424	-15.5	148,059	-33.4	96,023	-35.1	57,840	-38,183	-39.8	168,500	191.3
EASY BUY Public Company Limited	248,778	44.3	276,425	11.1	525,927	90.3	369,936	-29.7	216,281	-153,655	-41.5	203,000	-6.1
Loan Servicing Business	10,540	618.0	31,851	202.2	137,808	332.7	200,662	45.6	226,271	25,609	12.8	-	-

Notes :1.Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
4.Loan Servicing Business: Number of accounts for purchased loans.

6. Income and Expenses (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2007/3			2008/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	419,258	4.6	411,799	-1.8	402,734	-2.2	396,637	-1.5	370,769	-25,867	-6.5	303,200	-18.2
Interest on Loans Receivable	388,483	4.1	379,332	-2.4	372,389	-1.8	367,619	-1.3	342,908	-24,710	-6.7	279,700	-18.4
Operating Expenses	276,677	19.3	295,918	7.0	262,500	-11.3	290,512	10.7	459,762	169,249	58.3	258,200	-43.8
Financial Expenses	29,585	3.4	26,115	-11.7	21,591	-17.3	18,186	-15.8	16,928	-1,258	-6.9	18,000	6.3
Bad-debt-related Expenses	112,108	60.2	135,474	20.8	102,462	-24.4	108,183	5.6	129,056	20,873	19.3	142,300	10.3
Interest-repayment-related Expenses	-	-	-	-	-	-	37,227	-	200,147	162,919	437.6	0	-
Other Operating Expenses	134,878	1.2	133,597	-0.9	138,289	3.5	126,914	-8.2	112,406	-14,507	-11.4	97,900	-12.9
Operating Profit	142,581	-15.6	115,880	-18.7	140,234	21.0	106,124	-24.3	-88,992	-195,117	-	45,000	-
Non-operating Income	2,118	-0.4	2,086	-1.5	2,083	-0.1	2,215	6.3	3,046	830	37.5	3,100	1.8
Non-operating Expenses	197	-51.6	167	-15.0	622	271.2	165	-73.3	236	70	42.8	100	-57.6
Income Before Extraordinary Items	144,502	-15.3	117,799	-18.5	141,695	20.3	108,174	-23.7	-86,183	-194,357	-	48,000	-
Extraordinary Income	5	202.6	3,198	-	141	-95.6	489	245.7	269	-219	-44.9	-	-
Extraordinary Losses	9,925	43.5	7,861	-20.8	2,805	-64.3	1,424	-49.2	350,835	349,411	-	800	-99.8
Special Provision for Loss on Interest Repayments	-	-	-	-	-	-	-	-	317,061	317,061	-	-	-
Loss on Sales of Fixed Assets	5,914	6.0	292	-95.0	29	-90.0	436	-	63	-373	-85.5	-	-
Loss on Revaluation of Investments in Securities	2,706	557.7	335	-87.6	353	5.4	-	-	14,784	14,784	-	-	-
Income Before Income Taxes	134,582	-17.8	113,136	-15.9	139,031	22.9	107,239	-22.9	-436,749	-543,988	-	47,200	-
Income Taxes, current	68,070	-14.2	54,160	-20.4	47,540	-12.2	44,770	-5.8	16,353	-28,416	-63.5	500	-96.9
Enterprise Taxes	14,570	-14.1	11,760	-19.3	8,240	-29.9	7,670	-6.9	2,741	-4,928	-64.3	100	-96.4
Income Taxes, deferred	-10,977	5.9	-6,671	-39.2	8,490	-227.3	-1,682	-119.8	-13,638	-11,956	-	1,100	-
Net Income	77,489	-18.2	65,648	-15.3	83,001	26.4	64,152	-22.7	-439,463	-503,616	-	45,600	-

7. Operating Income by Category (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2007/3			2008/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	419,258	4.6	411,799	-1.8	402,734	-2.2	396,637	-1.5	370,769	-25,867	-6.5	303,200	-18.2
Interest on Loans Receivable	388,483	4.1	379,332	-2.4	372,389	-1.8	367,619	-1.3	342,908	-24,710	-6.7	279,700	-18.4
Unsecured Loans	380,090	4.1	370,985	-2.4	364,991	-1.6	360,812	-1.1	336,615	-24,197	-6.7	274,700	-18.4
Consumers	379,923	4.1	370,894	-2.4	364,944	-1.6	360,784	-1.1	336,597	-24,187	-6.7	274,700	-18.4
Commercials	167	-39.7	90	-45.7	47	-47.7	27	-41.2	18	-9	-35.1	0	-
Secured Loans	8,393	3.1	8,347	-0.5	7,397	-11.4	6,806	-8.0	6,292	-513	-7.5	5,000	-20.5
Fees from Credit Card Business	4,986	35.0	5,714	14.6	6,113	7.0	6,139	0.4	5,770	-368	-6.0	5,300	-8.1
ACOM MasterCard	4,952	34.7	5,647	14.0	6,111	8.2	6,137	0.4	5,770	-367	-6.0	5,300	-8.1
Fees from Installment Sales Financing	16,166	-0.7	13,799	-14.6	9,255	-32.9	5,550	-40.0	3,492	-2,058	-37.1	-	-
Fees from Credit Guarantees	1,866	483.8	5,035	169.7	7,599	50.9	9,496	25.0	10,869	1,372	14.5	12,200	12.2
Sales	105	-	735	600.0	158	-78.5	-	-	722	722	-	-	-
Others	7,651	4.9	7,181	-6.1	7,218	0.5	7,830	8.5	7,005	-824	-10.5	6,000	-14.3
Collection of Bad Debts Deducted	6,430	-7.3	6,083	-5.4	6,103	0.3	6,922	13.4	5,908	-1,013	-14.6	5,300	-10.3

7-2. Composition Ratio of Operating Income by Category (ACOM)

(%)

	2003/3	2004/3	2005/3	2006/3	2007/3	2008/3(E)
Operating Income	100.0	100.0	100.0	100.0	100.0	100.0
Interest on Loans Receivable	92.7	92.1	92.5	92.7	92.5	92.3
Fees from Credit Card Business	1.2	1.4	1.5	1.5	1.6	1.7
Fees from Installment Sales Financing	3.9	3.4	2.3	1.4	0.9	-
Fees from Credit Guarantees	0.4	1.2	1.9	2.4	2.9	4.0
Sales	0.0	0.2	0.0	0.0	0.2	-
Others	1.8	1.7	1.8	2.0	1.9	2.0

8. Operating Expenses (ACOM)

(Millions of yen)

	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy	yoy %	2008/3(E)	yoy %
Operating Expenses	276,677	19.3	295,918	7.0	262,500	-11.3	290,512	10.7	459,762	169,249	58.3	258,200	-43.8
Financial Expenses	29,585	3.4	26,115	-11.7	21,591	-17.3	18,186	-15.8	16,928	-1,258	-6.9	18,000	6.3
Cost of Sales	104	-	731	596.7	157	-78.5	-	-	1,223	-	-	-	-
Bad-debt-related Expenses	112,108	60.2	135,474	20.8	102,462	-24.4	108,183	5.6	129,056	20,873	19.3	142,300	10.3
Bad Debt Write-offs	81,608	50.4	112,598	38.0	108,446	-3.7	107,239	-1.1	97,097	-10,142	-9.5	106,100	9.3
Increase or Decrease in Allowance for Bad Debts	30,039	90.9	21,485	-28.5	-6,998	-132.6	493	107.1	31,618	31,125	-	35,500	12.3
Increase or Decrease in Allowance for Loss on Debt Guarantees	461	-	1,391	201.7	1,015	-27.0	450	-55.7	340	-110	-24.4	700	105.9
Interest-repayment-related Expenses	-	-	-	-	-	-	37,227	-	200,147	162,919	437.6	0	-
Interest Repayments	-	-	-	-	-	-	13,527	-	42,266	28,739	212.4	-	-
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	-	-	-	-	-	-	-	-	41,880	41,880	-	-	-
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	-	-	23,700	-	116,000	92,300	389.5	-137,567	-
Other Operating Expenses	134,878	1.2	133,597	-0.9	138,289	3.5	126,914	-8.2	112,406	-14,507	-11.4	97,900	-12.9
Personnel Costs	36,869	3.0	37,235	1.0	36,116	-3.0	34,823	-3.6	30,442	-4,380	-12.6	23,900	-21.5
Advertising and Promotional Expenses	15,853	-17.9	13,989	-11.8	16,025	14.5	16,087	0.4	10,875	-5,211	-32.4	9,800	-9.9
Administrative Expenses	15,851	2.4	15,191	-4.2	14,583	-4.0	14,694	0.8	14,122	-571	-3.9	12,800	-9.4
Expenses for Computer Operation and Development	23,311	-0.1	21,296	-8.6	20,923	-1.8	19,255	-8.0	20,266	1,011	5.3	20,800	2.6
Fees	12,119	7.8	13,635	12.5	16,074	17.9	16,672	3.7	17,296	623	3.7	16,200	-6.3
Insurance Expenses	8,782	40.6	9,347	6.4	9,020	-3.5	7,580	-16.0	3,744	-3,836	-50.6	-	-
Depreciation Expenses	3,428	-10.5	2,950	-14.0	2,560	-13.2	2,524	-1.4	2,394	-130	-5.2	2,000	-16.5
Taxes and Other Public Charges	6,625	-3.3	6,161	-7.0	6,253	1.5	6,106	-2.4	5,630	-475	-7.8	5,100	-9.4
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	970	-	940	-3.1	625	-314	-33.5	500	-20.0
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	-	1,000	-
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	12,036	7.9	13,788	14.6	15,761	14.3	8,229	-47.8	7,008	-1,220	-14.8	5,800	-17.2

(Note) Following the change of the method to calculate "Allowance for Loss on Interest Repayments", "ACOM's Voluntary Waiver of Repayments", formerly a composition of "Bad Debt Write-offs", is stated as a composition of "Interest-repayment-related Expenses" from interim accounting period as of September 2006

8-2. Ratio of Operating Expenses to Operating Income (ACOM)

(%)

	2003/3	yoy p.p.	2004/3	yoy p.p.	2005/3	yoy p.p.	2006/3	yoy p.p.	2007/3	yoy p.p.	2008/3(E)	yoy p.p.
Operating Expenses	66.0	8.2	71.9	5.9	65.2	-6.7	73.2	8.0	124.0	50.8	85.1	-38.9
Financial Expenses	7.1	0.0	6.3	-0.8	5.4	-0.9	4.6	-0.8	4.6	0.0	5.9	1.3
Cost of Sales	0.0	0.0	0.2	0.2	-	-0.2	-	-	0.3	-	0.0	-0.3
Bad-debt-related Expenses	26.7	9.2	32.9	6.2	25.5	-7.4	27.2	1.7	34.8	7.6	46.9	12.1
Bad Debt Write-offs	19.5	5.9	27.4	7.9	26.9	-0.5	27.0	0.1	26.2	-0.8	35.0	8.8
Increase or Decrease in Allowance for Bad Debts	7.1	3.2	5.2	-1.9	-1.7	-6.9	0.1	1.8	8.5	8.4	11.7	3.2
Increase or Decrease in Allowance for Loss on Debt Guarantees	0.1	0.1	0.3	0.2	0.3	0.0	0.1	-0.2	0.1	0.0	0.2	0.1
Interest-repayment-related Expenses	-	-	-	-	-	-	9.4	9.4	54.0	44.6	0.0	-54.0
Interest Repayments	-	-	-	-	-	-	3.4	3.4	11.4	8.0	-	-
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	-	-	-	-	-	-	-	-	11.3	-	-	-
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	-	-	6.0	6.0	31.3	25.3	-	-
Other Operating Expenses	32.2	-1.0	32.5	0.3	34.3	1.8	32.0	-2.3	30.3	-1.7	32.3	2.0
Personnel Costs	8.8	-0.1	9.0	0.2	9.0	0.0	8.8	-0.2	8.2	-0.6	7.9	-0.3
Advertising and Promotional Expenses	3.8	-1.0	3.4	-0.4	4.0	0.6	4.1	0.1	2.9	-1.2	3.2	0.3
Administrative Expenses	3.8	-0.1	3.7	-0.1	3.6	-0.1	3.7	0.1	3.8	0.1	4.2	0.4
Expenses for Computer Operation and Development	5.5	-0.3	5.2	-0.3	5.2	0.0	4.9	-0.3	5.5	0.6	6.9	1.4
Fees	2.9	0.1	3.3	0.4	4.0	0.7	4.2	0.2	4.7	0.5	5.3	0.6
Insurance Expenses	2.1	0.5	2.3	0.2	2.2	-0.1	1.9	-0.3	1.0	-0.9	-	-
Depreciation Expenses	0.8	-0.1	0.7	-0.1	0.6	-0.1	0.6	0.0	0.6	0.0	0.7	0.1
Taxes and Other Public Charges	1.6	-0.1	1.5	-0.1	1.6	0.1	1.5	-0.1	1.5	0.0	1.7	0.2
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	0.2	0.2	0.2	0.0	0.2	0.0	0.2	0.0
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	0.3	-
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-
Others	2.9	0.1	3.4	0.5	3.9	0.5	2.1	-1.8	1.9	-0.2	1.9	0.0

Note. Ratio of operating expenses to operating income = Operating expenses/Operating income

9. Receivables Outstanding (ACOM)

	2003/3		2004/3		2005/3		2006/3		2007/3			2008/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy %		yoy %
Receivables Outstanding (Millions of yen)	1,847,259	2.1	1,772,706	-4.0	1,720,641	-2.9	1,689,598	-1.8	1,570,823	-118,775	-7.0	1,381,400	-12.1
Loan Business	1,652,890	2.2	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-0.3	1,494,399	-101,877	-6.4	1,334,800	-10.7
Unsecured Loans	1,582,751	2.2	1,548,616	-2.2	1,545,493	-0.2	1,542,256	-0.2	1,446,209	-96,047	-6.2	1,294,500	-10.5
Consumers	1,582,125	2.2	1,548,274	-2.1	1,545,295	-0.2	1,542,121	-0.2	1,446,117	-96,003	-6.2	1,294,500	-10.5
Commercials	625	-40.1	341	-45.4	197	-42.3	134	-31.5	91	-43	-32.3	0	-
Secured Loans	70,139	3.2	64,183	-8.5	56,280	-12.3	54,020	-4.0	48,190	-5,829	-10.8	40,300	-16.4
Real Estate Card Loan	56,852	6.2	52,781	-7.2	47,135	-10.7	46,210	-2.0	41,877	-4,333	-9.4	-	-
Credit Card Business	41,166	30.8	45,973	11.7	48,853	6.3	47,551	-2.7	44,276	-3,275	-6.9	46,600	5.3
ACOM MasterCard	41,114	31.0	45,941	11.7	48,833	6.3	47,537	-2.7	44,268	-3,268	-6.9	46,600	5.3
Installment Sales Finance Business	153,203	-5.0	113,934	-25.6	70,014	-38.5	45,769	-34.6	32,147	-13,622	-29.8	-	-
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	524	2.3	527	0.6	535	1.5	542	1.3	541	-1	-0.2	543	0.4

<Reference>

Guaranteed Receivables	57,926	-	100,971	74.3	137,261	35.9	163,782	19.3	179,549	15,767	9.6	213,900	19.1

10. Number of Customer Accounts (ACOM)

	2003/3		2004/3		2005/3		2006/3		2007/3			2008/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy %		yoy %
Loan Business	3,032,330	-0.1	2,954,073	-2.6	2,902,916	-1.7	2,859,176	-1.5	2,682,160	-177,016	-6.2	2,391,800	-10.8
Unsecured Loans	3,017,837	-0.1	2,940,345	-2.6	2,890,353	-1.7	2,846,796	-1.5	2,670,707	-176,089	-6.2	2,381,600	-10.8
Consumers	3,017,176	-0.1	2,939,945	-2.6	2,890,120	-1.7	2,846,643	-1.5	2,670,606	-176,037	-6.2	2,381,600	-10.8
Commercials	661	-24.2	400	-39.5	233	-41.8	153	-34.3	101	-52	-34.0	0	-
Secured Loans	14,493	4.1	13,728	-5.3	12,563	-8.5	12,380	-1.5	11,453	-927	-7.5	10,200	-10.9
Credit Card Business	1,015,127	0.3	1,064,699	4.9	1,192,175	12.0	1,253,800	5.2	1,176,105	-77,695	-6.2	932,000	-20.8
ACOM MasterCard	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,175,910	-77,693	-6.2	932,000	-20.7
Installment Sales Finance Business	479,182	-1.5	387,261	-19.2	284,782	-26.5	205,783	-27.7	147,433	-58,350	-28.4	-	-

Notes :1.Loan Business: Number of customer accounts with outstanding balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.

11. Number of New Loan Customers (ACOM)

	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy	yoy %	2008/3(E)	yoy %
Number of New Loan Customers	408,146	-8.0	359,311	-12.0	340,033	-5.4	330,385	-2.8	268,885	-61,500	-18.6	186,000	-30.8
Unsecured Loans	406,693	-8.0	358,570	-11.8	339,567	-5.3	329,814	-2.9	268,710	-61,104	-18.5	186,000	-30.8
Consumers	406,685	-8.0	358,570	-11.8	339,567	-5.3	329,814	-2.9	268,710	-61,104	-18.5	186,000	-30.8
Commercials	8	-57.9	0	-100.0	0	-	0	-	0	-	-	0	-
Secured Loans	1,453	7.3	741	-49.0	466	-37.1	571	22.5	175	-396	-69.4	0	-

12. Number of Loan Business Outlets (ACOM)

	2003/3	yoy	2004/3	yoy	2005/3	yoy	2006/3	yoy	2007/3	yoy	yoy %	2008/3(E)	yoy
Number of Loan Business Outlets	1,716	-45	1,699	-17	1,785	86	2,003	218	1,812	-191	-9.5	1,702	-110
Staffed	468	-53	381	-87	324	-57	277	-47	142	-135	-48.7	138	-4
Unstaffed	1,248	8	1,318	70	1,461	143	1,726	265	1,670	-56	-3.2	1,564	-106
QUICK MUJIN Machine	-	-	-	-	38	38	194	156	119	-75	-38.7	0	-119

13. MUJINKUN (ACOM)

	2003/3	yoy	2004/3	yoy	2005/3	yoy	2006/3	yoy	2007/3	yoy	yoy %	2008/3(E)	yoy
Number of MUJINKUN Outlets	1,705	-44	1,691	-14	1,782	91	2,007	225	1,820	-187	-9.3	1,701	-119
Number of MUJINKUN Machines	1,706	-45	1,692	-14	1,783	91	2,008	225	1,820	-188	-9.4	1,701	-119
QUICK MUJIN Machine	-	-	-	-	38	38	201	163	128	-73	-36.3	0	-128

14. Cash Dispensers and ATMs (ACOM)

	2003/3	yoy	2004/3	yoy	2005/3	yoy	2006/3	yoy	2007/3	yoy	yoy %	2008/3(E)	yoy
Number of Cash Dispensers and ATMs	69,215	19,438	76,282	7,067	81,736	5,454	83,868	2,132	87,773	3,905	4.7	-	-
Proprietary	2,026	-42	1,961	-65	1,891	-70	1,952	61	1,841	-111	-5.7	1,850	9
Open 365 Days/Year	2,020	-39	1,957	-63	1,888	-69	1,951	63	1,841	-110	-5.6	-	-
Open 24 Hours/Day	1,749	-24	1,705	-44	1,662	-43	1,727	65	1,632	-95	-5.5	-	-
Tie-up	67,189	19,480	74,321	7,132	79,845	5,524	81,916	2,071	85,932	4,016	4.9	-	-
Others	7,621	10	8,424	803	8,684	260	8,903	219	8,464	-439	-4.9	-	-

Note. "Others" indicates receipt of payment by convenience stores under an agency agreement.

15. Employees (ACOM)

	2003/3	yoy	2004/3	yoy	2005/3	yoy	2006/3	yoy	2007/3	yoy	yoy %	2008/3(E)	yoy
Number of Employees	4,405	39	4,238	-167	4,096	-142	3,911	-185	2,956	-955	-24.4	2,760	-196
Head Office	869	113	932	63	925	-7	937	12	866	-71	-7.6	-	-
Credit Supervision related	302	61	345	43	336	-9	346	10	329	-17	-4.9	-	-
Financial Service Business Division	3,536	-74	3,306	-230	3,171	-135	2,974	-197	2,090	-884	-29.7	-	-
Contact Center	1,059	724	943	-116	887	-56	964	77	765	-199	-20.6	-	-
Credit Card/ Installment Business Dept.	228	-3	346	118	317	-29	281	-36	191	-90	-32.0	-	-
Guarantee Business Dept.	-	-	-	-	48	48	59	11	86	27	45.8	-	-

Note: The number of employees as of March 2003 is adjusted according to organizational change in June 2003.

16. Average Loan yield (ACOM)

(%)

	2003/3	yoy p.p.	2004/3	yoy p.p.	2005/3	yoy p.p.	2006/3	yoy p.p.	2007/3	yoy p.p.	2008/3(E)	yoy p.p.
Average yield	23.47	-0.33	23.23	-0.24	23.13	-0.10	22.94	-0.19	21.91	-1.03	19.61	-2.30
Unsecured Loans	23.96	-0.36	23.72	-0.24	23.55	-0.17	23.32	-0.23	22.25	-1.07	19.89	-2.36
Consumers	23.96	-0.36	23.72	-0.24	23.55	-0.17	23.32	-0.23	22.25	-1.07	19.89	-2.36
Commercials	20.04	-1.55	18.96	-1.08	17.12	-1.84	16.63	-0.49	15.51	-1.12	15.28	-0.23
Secured Loans	12.15	0.02	12.16	0.01	12.27	0.11	12.38	0.11	12.11	-0.27	11.14	-0.97

Note Average Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

17. Unsecured Loans Receivable Outstanding by Interest Rate (ACOM)

(Millions of yen)

Effective Annual Interest Rate	2003/3 Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	2004/3 Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	2005/3 Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	2006/3 Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	2007/3 Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	2008/3(E) Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
Loans Receivable Outstanding	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,846,643	100.0	1,542,121	100.0	2,670,606	100.0	1,446,117	100.0	-	-	1,294,500	100.0
28.470% and Higher	129,643	4.3	49,475	3.1	100,931	3.4	39,701	2.5	78,365	2.7	31,483	2.1	61,859	2.2	25,418	1.6	49,559	1.8	20,506	1.4	-	-	4,300	0.3
27.375%	1,747,741	57.9	639,356	40.4	1,759,830	59.9	642,084	41.5	1,757,575	60.8	652,293	42.2	1,685,553	59.2	623,676	40.4	1,465,313	54.9	537,612	37.2	-	-	291,800	22.5
25.000% - 26.500%	595,372	19.7	345,529	21.9	545,094	18.5	338,972	21.9	524,539	18.2	343,838	22.3	509,901	17.9	338,043	21.9	458,676	17.2	289,512	20.0	-	-	128,600	9.9
20.000% - 24.820%	360,906	12.0	332,760	21.0	321,498	10.9	312,491	20.2	301,330	10.4	304,686	19.7	308,659	10.8	314,393	20.4	331,596	12.4	278,943	19.3	-	-	139,400	10.8
18.250% - 19.000%	51,353	1.7	96,294	6.1	46,184	1.6	87,939	5.7	41,830	1.5	79,546	5.1	39,923	1.4	73,732	4.8	46,663	1.7	83,666	5.8	-	-	57,800	4.5
15.000% - 18.000%	57,918	1.9	99,223	6.3	52,657	1.8	92,256	6.0	52,927	1.8	91,183	5.9	63,877	2.3	104,125	6.8	132,922	5.0	169,235	11.7	-	-	602,500	46.6
Less than 15.000%	74,243	2.5	19,485	1.2	113,751	3.9	34,827	2.2	133,554	4.6	42,263	2.7	176,871	6.2	62,731	4.1	185,877	7.0	66,641	4.6	-	-	70,100	5.4

18. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	2003/3 Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	2004/3 Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	2005/3 Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	2006/3 Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	2007/3 Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	2008/3(E) Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
≦100	446,625	14.8	20,603	1.3	440,892	15.0	20,278	1.3	433,121	15.0	19,936	1.3	436,574	15.3	20,000	1.3	424,813	15.9	19,518	1.4	-	-	18,200	1.4
100< ≦300	550,290	18.2	125,037	7.9	557,345	18.9	124,248	8.0	521,911	18.1	116,143	7.5	498,132	17.5	110,773	7.2	481,635	18.1	106,969	7.4	-	-	98,500	7.6
300< ≦500	1,367,116	45.4	631,290	39.9	1,298,519	44.2	599,785	38.7	1,295,695	44.8	599,363	38.8	1,276,930	44.9	591,294	38.4	1,170,089	43.8	540,562	37.4	-	-	471,400	36.4
500< ≦1,000	380,548	12.6	326,476	20.6	359,923	12.3	307,933	20.0	346,243	12.0	295,102	19.1	328,892	11.6	278,185	18.0	299,905	11.2	252,047	17.4	-	-	217,700	16.8
1,000<	272,597	9.0	478,716	30.3	283,266	9.6	496,029	32.0	293,150	10.1	514,749	33.3	306,115	10.7	541,866	35.1	294,164	11.0	527,019	36.4	-	-	488,700	37.8
Total	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,846,643	100.0	1,542,121	100.0	2,670,606	100.0	1,446,117	100.0	-	-	1,294,500	100.0

19. Number of New Customers by Annual Income [Unsecured Loans](ACOM)

(Thousands of yen, %)

Annual Income (Millions of yen)	2003/3			2004/3			2005/3			2006/3			2007/3		
	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount
≦2	96,455	23.7	136	86,242	24.1	123	83,370	24.5	134	82,914	25.1	139	67,354	25.1	135
2< ≦5	255,555	62.9	161	227,416	63.4	151	214,180	63.1	158	207,675	63.0	158	168,883	62.9	158
5< ≦7	36,465	8.9	204	30,252	8.4	193	28,065	8.3	199	26,279	8.0	192	21,327	7.9	192
7< ≦10	15,014	3.7	225	12,214	3.4	217	11,712	3.4	230	10,746	3.2	220	9,199	3.4	221
10<	3,196	0.8	239	2,446	0.7	229	2,240	0.7	247	2,200	0.7	243	1,947	0.7	244
Total	406,685	100.0	162	358,570	100.0	151	339,567	100.0	158	329,814	100.0	159	268,710	100.0	158

20. Composition Ratio of Customer Accounts by Age [Unsecured Loans](ACOM)

(%)

	2003/3		2004/3		2005/3		2006/3		2007/3	
	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)
Under 29	25.3	21.8	24.2	21.6	23.1	21.6	22.1	22.5	20.5	23.2
Age 30 - 39	28.7	28.0	29.3	28.5	29.5	28.7	29.3	28.1	29.2	27.5
Age 40 - 49	20.5	21.7	20.5	21.5	20.7	21.3	20.9	21.6	21.3	20.9
Age 50 - 59	17.9	19.7	18.0	19.3	18.3	19.0	18.9	18.7	19.3	19.7
Over 60	7.6	8.8	8.0	9.1	8.4	9.4	8.8	9.1	9.7	8.7
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

21. Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

(%)

	2003/3		2004/3		2005/3		2006/3		2007/3	
	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)
Male (%)	73.3	69.2	73.4	69.0	73.5	69.5	73.3	69.8	73.2	70.1
Female (%)	26.7	30.8	26.6	31.0	26.5	30.5	26.7	30.2	26.8	29.9

22. Bad Debt Write-offs (ACOM)

	2003/3		2004/3		2005/3		2006/3		2007/3			2008/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy %		yoy %
Bad Debt Write-offs (Millions of yen)	81,608	50.4	112,598	38.0	108,446	-3.7	107,239	-1.1	138,977	31,738	29.6	163,000	17.3
Loan Receivable	75,428	47.9	103,093	36.7	97,166	-5.7	95,826	-1.4	126,038	30,212	31.5	150,100	19.1
Unsecured Loans	75,039	50.9	100,781	34.3	96,415	-4.3	95,053	-1.4	125,515	30,461	32.0	149,500	19.1
Secured Loans	388	-69.9	2,312	494.8	750	-67.5	772	2.9	523	-249	-32.2	600	14.7
ACOM MasterCard	3,344	89.2	4,745	41.9	4,394	-7.4	3,905	-11.1	4,123	217	5.6	4,200	1.9
Installment Sales Finance	2,457	66.6	2,890	17.6	3,095	7.1	2,088	-32.5	1,277	-811	-38.9	-	-
Guarantee	306	-	1,860	506.1	3,785	103.5	5,409	42.9	7,495	2,085	38.6	8,700	16.1
Average Amount of Bad Debt Write-offs per Account for Unsecured Loans (Thousands of yen)	363	9.3	395	8.8	408	3.3	425	4.2	438	13	3.1	-	-

<Reference>

Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	524	-	527	0.6	535	1.5	542	1.3	541	-1	-0.2	543	0.4

[Ratio of Bad Debt Write-offs]

Loans Receivable (%)	4.56	(1.41)	6.38	(1.82)	6.05	(-0.33)	5.99	(-0.06)	8.42	(2.43)	-	11.22	(2.80)
Unsecured Loans	4.74	(1.53)	6.50	(1.76)	6.23	(-0.27)	6.15	(-0.08)	8.67	(2.52)	-	11.52	(2.85)
Secured Loans	0.54	(-1.30)	3.55	(3.01)	1.31	(-2.24)	1.41	(0.10)	1.07	(-0.34)	-	1.39	(0.32)
ACOM MasterCard	8.13	(2.50)	10.32	(2.19)	8.98	(-1.34)	8.20	(-0.78)	9.29	(1.09)	-	9.03	(-0.26)
Installment Sales Finance	1.60	(0.69)	2.54	(0.94)	4.39	(1.85)	4.53	(0.14)	3.97	(-0.56)	-	-	-
Guarantee	0.52	(0.39)	1.80	(1.28)	2.68	(0.88)	3.18	(0.50)	3.97	(0.79)	-	3.85	(-0.12)

Note.1. Ratio of Bad Debt Write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard = Bad Debt Write-offs of ACOM MasterCard / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Gurantee= Bad Debt Write-offs of Gurantee / (Guranteed Receivables plus Payments in Subrogation)
Note 2. Figures in brackets indicate year-on-year change in percentage points

22-2. Unserured Loans Write-offs by Reasons (ACOM)

Based on Receivables Outstanding	2002/3		2003/3		2004/3		2005/3		2006/3		2007/3	
	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)
Amount of Bad Debt Write-offs (Millions of yen)	49,713	100.0	75,039	100.0	100,781	100.0	96,415	100.0	95,053	100.0	125,515	100.0
Personal Bankruptcy	20,238	40.7	30,492	40.6	35,672	35.4	27,464	28.5	23,506	24.7	19,089	15.2
Failure to Locate Borrowers	2,704	5.4	3,153	4.2	3,307	3.3	3,012	3.1	2,993	3.2	2,932	2.3
Borrowers' Inability of Making Repayments, etc.	18,332	36.9	26,726	35.7	38,708	38.4	40,639	42.2	38,803	40.8	57,062	45.5
ACOM's Voluntary Waiver of Repayments	8,439	17.0	14,668	19.5	23,093	22.9	25,298	26.2	29,750	31.3	46,430	37.0

Note: Amount of ACOM's voluntary waiver of repayments is an amount of waived principal which is associated with interest repayments.

23. Bad Debts (ACOM)

(Millions of yen)

	2003/3	%	2004/3	%	2005/3	%	2006/3	%	2007/3	%
Total Amount of Bad Debts	60,491	3.65	79,754	4.93	81,210	5.06	109,573	6.85	141,307	9.44
Loans to Borrowers in Bankruptcy or Under Reorganization	9,227	0.56	9,280	0.57	8,377	0.52	7,000	0.44	6,120	0.41
Applications for Bankruptcy are Proceeded	3,540	0.21	2,951	0.18	2,026	0.13	1,307	0.08	1,026	0.07
Applications for The Civil Rehabilitation are proceeded	2,853	0.17	3,633	0.22	3,176	0.20	2,716	0.17	2,430	0.16
Applications for The Civil Rehabilitation are determined	815	0.05	1,775	0.11	2,328	0.15	2,358	0.15	2,108	0.14
Loans in Arrears	31,128	1.88	36,632	2.27	35,310	2.20	46,709	2.92	80,976	5.41
Loans Past Due for Three Months or More	1,036	0.06	1,638	0.10	1,345	0.08	1,110	0.07	499	0.03
Restructured Loans	19,099	1.15	32,204	1.99	36,177	2.25	54,752	3.42	53,711	3.59

(Note) In line with the inclusion of allowance for loss on interest repayments, the amount of loans to borrowers seeking legal counsel that have not been resolved yet is counted in the amount of loans in arrears as loans exclusive of accrued interest from the fiscal year ended March 31, 2006.

23-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2003/3	%	2004/3	%	2005/3	%	2006/3	%	2007/3	%
11days ≦ < 3 months	18,971	1.15	19,475	1.21	17,239	1.07	12,968	0.81	17,223	1.15
31days ≦ < 3 months	9,761	0.59	11,076	0.69	9,902	0.62	7,289	0.46	6,586	0.44
11days ≦ < 31 days	9,210	0.56	8,399	0.52	7,337	0.46	5,679	0.36	10,637	0.71

24. Allowance for Bad Debts (ACOM)

	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy %	2008/3(E)	yoy %
Allowance for Bad Debts (Millions of yen)	107,700	38.6	129,400	20.1	122,400	-5.4	122,700	0.2	121,000	-1.4	156,500	29.3
(Allowance for Bad Debts calculated by former method)									(177,600)		(208,400)	
Ratio of Allowance for Bad Debts	5.91	-	7.37	-	7.15	-	7.26	-	7.72	-	11.33	-
General Allowance for Bad Debts	67,127	-	82,898	23.5	76,870	-7.3	66,810	-13.1	54,257	-18.8	-	-
Unsecured Consumer Loans	59,980	-	74,888	24.9	69,348	-7.4	61,187	-11.8	48,963	-20.0	-	-
Specific Allowance for Bad Debts	40,184	-	44,929	11.8	43,657	-2.8	54,276	24.3	65,145	20.0	-	-
Increase or Decrease in Allowance for Bad Debts	30,000	89.9	21,700	-27.7	-7,000	-132.3	300	104.3	-1,700	-666.7	35,500	-
Allowance for Loss on Debt Guarantees	474	-	1,865	293.5	2,880	54.4	3,330	15.6	3,670	10.2	4,370	19.1
Increase or Decrease in Allowance	461	-	1,391	201.7	1,015	-27.0	450	-55.7	340	-24.4	700	-

Note 1: (Allowance for Bad Debts calculated by former method): it is calculated based on the method used before the change of expression of Allowance for loss on interest repayments from interim accounting period as of September 2006.

Note 2:

$$\text{Ratio of Allowance for Bad Debts} = \frac{\text{Allowance for bad debts}}{\text{Loans Receivable Outstanding at the fiscal year-end plus Installment Receivables (excluding deferred income on installment sales finance)}} \times 100$$

25. Allowance for Loss on Interest Repayments

	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy %	2008/3(E)	yoy %
Allowance for Loss on Interest Repayments(Millions of yen)	-	-	-	-	-	-	23,700	-	490,000	-	352,433	-
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	-	-	23,700	-	466,300	-	-137,567	-

Note: The numbers in the above contain a portion of Allowance for Bad Debts calculated by former method from interim accounting period as of September 2006.

26. Funds Procurement (ACOM)

(Millions of yen)

	2003/3	C.R.(%)	2004/3	C.R.(%)	2005/3	C.R.(%)	2006/3	C.R.(%)	2007/3	yoy %	C.R.(%)	2008/3(E)	yoy %	C.R.(%)
Borrowings	1,384,848	100.0	1,260,090	100.0	1,028,722	100.0	945,208	100.0	888,587	-6.0	100.0	787,200	-11.4	100.0
Indirect	1,053,068	76.0	951,210	75.5	719,842	70.0	614,288	65.0	580,627	-5.5	65.3	507,200	-12.6	64.4
City Banks	35,065	2.5	35,386	2.8	21,430	2.1	24,487	2.6	21,306	-13.0	2.4	-	-	-
Regional Banks	58,300	4.2	51,147	4.1	32,791	3.2	19,330	2.0	18,433	-4.6	2.1	-	-	-
Long-term Credit Banks	93,880	6.8	76,968	6.1	53,979	5.2	41,049	4.3	46,871	14.2	5.3	-	-	-
Trust Banks	409,257	29.6	403,081	32.0	337,951	32.9	290,093	30.7	269,340	-7.2	30.3	-	-	-
Foreign Banks	63,000	4.5	37,500	3.0	6,500	0.6	6,500	0.7	7,500	15.4	0.8	-	-	-
Life Insurance Companies	263,779	19.0	245,773	19.5	189,090	18.4	152,749	16.2	112,581	-26.3	12.7	-	-	-
Non-Life Insurance Companies	50,043	3.6	44,723	3.5	29,439	2.9	21,659	2.3	16,530	-23.7	1.8	-	-	-
Others	79,744	5.8	56,632	4.5	48,662	4.7	58,421	6.2	88,066	50.7	9.9	-	-	-
Direct	331,780	24.0	308,880	24.5	308,880	30.0	330,920	35.0	307,960	-6.9	34.7	280,000	-9.1	35.6
Straight Bonds	295,000	21.3	285,000	22.6	265,000	25.8	265,000	28.0	260,000	-1.9	29.3	-	-	-
Convertible Bonds	-	0.0	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Paper	10,000	0.7	-	-	20,000	1.9	50,000	5.3	40,000	-20.0	4.5	-	-	-
Securitization of Installment Sales Finance Receivable	2,900	0.2	-	-	-	-	-	-	-	-	-	-	-	-
Others	23,880	1.7	23,880	1.9	23,880	2.3	15,920	1.7	7,960	-50.0	0.9	-	-	-
Short-term	16,400	1.2	11,500	0.9	22,500	2.2	51,000	5.4	60,000	17.6	6.8	10,000	-83.3	1.3
Long-term	1,368,448	98.8	1,248,590	99.1	1,006,222	97.8	894,208	94.6	828,587	-7.3	93.2	777,200	-6.2	98.7
Fixed	1,171,837	84.6	1,093,395	86.8	900,468	87.5	805,086	85.2	762,560	-5.3	85.8	736,700	-3.4	93.6
Interest Rate Swaps (Notional)	142,310	10.3	188,321	14.9	161,712	15.7	207,053	21.9	236,505	14.2	26.6	-	-	-
Interest Cap (Notional)	117,000	8.4	82,000	6.5	82,000	8.0	7,000	0.7	-	-	-	-	-	-
Average Interest Rate on Funds Procured During the Year	2.10	-	1.96	-	1.92	-	1.84	-	1.86	-	-	2.19	-	-
Average Nominal Interest Rate on Funds Procured During the Year	1.85	-	1.67	-	1.61	-	1.47	-	1.53	-	-	1.79	-	-
Floating Interest Rate	1.89	-	1.55	-	1.66	-	1.33	-	1.81	-	-	2.16	-	-
Fixed Interest Rate	2.14	-	2.04	-	1.96	-	1.69	-	1.87	-	-	2.19	-	-
Short-term	0.56	-	0.64	-	0.80	-	0.19	-	0.46	-	-	1.19	-	-
Long-term	2.11	-	1.96	-	1.92	-	1.90	-	1.95	-	-	2.21	-	-
Direct	1.86	-	1.82	-	1.80	-	1.64	-	1.53	-	-	1.71	-	-
Indirect	2.18	-	2.00	-	1.97	-	1.94	-	2.04	-	-	2.44	-	-

<Reference>

Term Average of Long-term Prime Rate	1.79	-	1.58	-	1.69	-	1.76	-	2.39	-	-	-	-	-

Notes:Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year

27. Credit Card Business [ACOM MasterCard] (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2007/3			2008/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy %		yoy %
Number of Cardholders	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,175,910	-77,693	-6.2	932,000	-20.7
Tie-up Card	113,249	263.0	269,959	138.4	510,772	89.2	688,052	34.7	721,805	33,753	4.9	-	-
Number of Accounts with Shopping Receivables	287,999	33.5	336,008	16.7	304,233	-9.5	303,242	-0.3	297,342	-5,900	-1.9	-	-
Card Shopping Receivables	41,114	31.0	45,941	11.7	48,833	6.3	47,537	-2.7	44,268	-3,268	-6.9	46,600	5.3
Revolving Receivables	36,885	33.0	41,404	12.2	43,774	5.7	43,043	-1.7	40,660	-2,383	-5.5	-	-
Operating Income	4,952	34.7	5,647	14.0	6,111	8.2	6,137	0.4	5,770	-367	-6.0	5,300	-8.1
Number of Card Issuance Machines	1,180	-	1,185	-	1,197	-	1,196	-	1,136	-	-	-	-
MUJINKUN	877	-	897	-	935	-	954	-	1,003	-	-	-	-
Loan Business Outlets	303	-	288	-	262	-	242	-	133	-	-	-	-

28. Installment Sales Finance Business (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2007/3			2008/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy %		yoy %
Number of Customer Accounts	479,182	-1.5	387,261	-19.2	284,782	-26.5	205,783	-27.7	147,433	-58,350	-28.4	-	-
Installment Receivables	153,203	-5.0	113,934	-25.6	70,014	-38.5	45,769	-34.6	32,147	-13,622	-29.8	-	-
Adjusted Receivables	127,820	-4.2	96,764	-24.3	60,971	-37.0	40,366	-33.8	28,425	-11,941	-29.6	-	-
Operating Income	16,166	-0.7	13,799	-14.6	9,255	-32.9	5,550	-40.0	3,492	-2,058	-37.1	-	-
Ratio of Bad Debt Write-offs	1.60	-	2.54	-	4.39	-	4.53	-	3.97	-0.56	-	-	-
Number of Merchant Venders	6,066	-	6,225	-	6,353	-	6,553	-	6,747	-	-	-	-

Note: "Number of Customer Accounts" indicates the number of contracts with receivables outstandinç

29. Guarantee Business (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2007/3			2008/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy %		yoy %
Number of Accounts with Outstanding Balance	156,256	-	269,977	72.8	345,573	28.0	387,173	12.0	407,585	20,412	5.3	478,000	17.3
Guaranteed Receivables	57,926	-	100,971	74.3	137,261	35.9	163,782	19.3	179,549	15,767	9.6	213,900	19.1
Income from Guarantee Business	1,866	-	5,035	169.7	7,599	50.9	9,496	25.0	10,869	1,372	14.5	12,200	12.2

30. Financial Ratios (ACOM)

(%)

	2003/3		2004/3		2005/3		2006/3		2007/3		2008/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Dividend Pay-out Ratio	15.1	2.8	17.6	2.5	19.0	1.4	34.4	15.4	-	-	34.5	-
Shareholders' Equity Ratio	30.6 (29.8)	2.9 (2.2)	34.4 (32.7)	3.8 (2.9)	44.2 (41.3)	9.8 (8.6)	47.1 (43.4)	2.9 (2.1)	23.8 (21.7)	-23.3 (-21.7)	28.7 (25.4)	4.9 (3.7)
Dividend on Equity	1.8	-0.2	1.7	-0.1	1.8	0.1	2.4	0.6	3.5	1.1	3.3	-0.2
Return on Equity (ROE)	12.6	-4.9	9.8	-2.8	10.7	0.9	7.2	-3.5	-64.3	-71.5	10.0	74.3
Operating Profit to Total Assets	6.8	-1.7	5.6	-1.2	7.1	1.5	5.4	-1.7	-4.7	-10.1	2.6	7.3
Income Before Extraordinary Items to Total Assets	6.9	-1.7	5.7	-1.2	7.1	1.4	5.5	-1.6	-4.5	-10.0	2.7	7.2
Return on Assets (ROA)	3.7	-1.1	3.2	-0.5	4.2	1.0	3.3	-0.9	-23.0	-26.3	2.6	25.6
Operating Margin	34.0	-8.2	28.1	-5.9	34.8	6.7	26.8	-8.0	-24.0	-50.8	14.8	38.8
Income Before Extraordinary Items to Operating Income	34.5	-8.1	28.6	-5.9	35.2	6.6	27.3	-7.9	-23.2	-50.5	15.8	39.0
Net Income Margin	18.5	-5.1	15.9	-2.6	20.6	4.7	16.2	-4.4	-118.5	-134.7	15.0	133.5
Current Ratio	448.6	62.5	469.9	21.3	445.7	-24.2	447.5	1.8	595.7	148.2	630.3	34.6
Fixed Assets Ratio	22.9	-2.5	21.5	-1.4	17.5	-4.0	25.5	8.0	41.6	16.1	45.6	4.0
Interest Coverage (times)	5.8	-1.1	5.4	-0.4	7.5	2.1	6.8	-0.7	-4.3	-11.1	3.5	7.8

Note 1: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivable
2: "Dividend Pay-out Ratio" of the interim accounting period as of September 2006, and of the fiscal year ending March 2007 is not presented due to the expectation of loss in net income.

<Reference>Financial Ratios (Consolidated)

	2003/3		2004/3		2005/3		2006/3		2007/3	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Shareholders' Equity Ratio	29.5 (28.8)	2.6 (2.0)	33.6 (32.0)	4.1 (3.2)	41.6 (40.1)	8.0 (8.1)	44.0 (42.2)	2.4 (2.1)	22.2 (21.1)	-21.8 (-21.1)
Return on Equity (ROE)	12.2	-5.4	10.5	-1.7	10.4	-0.1	7.3	-3.1	-63.6	-70.9
Return on Assets (ROA)	3.5	-1.2	3.3	-0.2	3.9	0.6	3.1	-0.8	-21.2	-24.3

Note: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivables.

31. Per Share Data (ACOM)

(Yen)

		2003/3	2004/3	2005/3	2006/3	2007/3	2008/3(E)
Net Income	Non-Consolidated	529.45	455.36	525.54	407.52	-2,795.68	290.09
	Consolidated	513.09	487.78	516.24	416.69	-2,786.19	298.99
Dividends		80.00	80.00	100.00	140.00	100.00	100.00
Shareholders' Equity	Non-Consolidated	4,411.62	4,834.51	5,447.18	5,874.26	2,823.24	3,000.74
	Consolidated	4,405.09	4,855.99	5,456.40	5,901.70	2,863.16	-

[Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

		2003/3	2004/3	2005/3	2006/3	2007/3	2008/3(E)
Net Income	Non-Consolidated	-18.2	-14.0	15.4	-22.5	-786.0	-
	Consolidated	-21.4	-4.9	5.8	-19.3	-768.6	-
Dividends		0.0	0.0	25.0	40.0	-28.6	-
Shareholders' Equity	Non-Consolidated	11.1	9.6	12.7	7.8	-51.9	-
	Consolidated	10.6	10.2	12.4	8.2	-51.5	-

32. Shares Issued (ACOM)

(thousands)

	2003/3	2004/3	2005/3	2006/3	2007/3	2008/3(E)
Average Number of Shares Issued During the Year	146,283	144,089	157,867	157,337	157,193	-
Number of Shares Issued at Year-end	146,283	143,561	158,296	157,190	157,194	-

Notes: 1. Average number of treasury stocks during the year are excluded from the average number of shares issued during the year.
2. Number of treasury stocks at the year-end are excluded from the number of shares issued at year-end

33. DC Cash One Ltd.

	2004/3		2005/3		2006/3		2007/3			2008/3(E)	
		YOY %		YOY %		YOY %		YOY	YOY %		YOY %
Receivables Outstanding (Millions of yen)	38,994	-	59,246	51.9	74,142	25.1	82,698	8,556	11.5	90,000	8.8
Number of Customer Accounts	107,857	-	150,074	39.1	172,183	14.7	182,878	10,695	6.2	185,200	1.3
Average Balance of Loans per Account (Thousands of yen)	362	-	395	9.1	431	9.1	452	21	4.9	486	7.5
Average Loan Yield (%)	-	-	-	-	17.00	-	16.73	-	-	16.44	-
Number of New Loan Customers	-	-	-	-	43,354	-	38,709	-4,645	-10.7	36,700	-5.2
Number of Business Outlets	-	-	-	-	322	-	276	-	-	-	-
DC Cash One's Direct Outlets	-	-	-	-	2	-	1	-	-	1	-
Agency-type Outlets(ACOM)	-	-	-	-	320	-	275	-	-	-	-
Number of Employees	-	-	-	-	64	-	67	-	-	-	-
Guaranteed Receivables (Millions of yen)	-	-	-	-	254	-	9,126	-	-	24,700	-

(Note) Receivable outstanding and number of customer accounts include non-interest-bearing balance and the accounts with non-interest-bearing balance respectively.

Category criteria concerning situations of bad debts;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

EXHIBIT3

(Translation for reference only)
In the event of any discrepancy between this translated document and the original Japanese document the original document shall prevail.

FASF MEMBERSHIP

Brief Statement of Financial Results for the Fiscal Year Ended March 2007

May 10, 2007

Forward-looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the fiscal year ended March 2007 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/englsih/
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	Chief General Manager of Public Relations Department
Name:	Takashi Kiribuchi
Telephone Number:	(03) 5533-0631
Date of the shareholders' meeting:	June 27, 2007
Payable date of dividend:	June 28, 2007
Registration date of financial statement report:	June 28, 2007

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement.

1. Consolidated Business Results for the Fiscal Year Ended March 2007 (from April 1, 2006 to March 31, 2007)

(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit (loss)		Income (loss) Before Extraordinary Items		Net Income (loss)	
3/2007	423,652	(4.9%)	(85,102)	—	(81,944)	—	(437,972)	—
3/2006	445,431	2.6%	110,392	(23.5%)	113,011	(21.2%)	65,595	(19.5%)

	Net Income (loss) per Share (Yen)	Net Income per Share Diluted (Yen)	Net Income (loss) to Owner's Equity	Income (loss) Before Extraordinary Items to Total Assets	Operating Margin
3/2007	(2,786.19)	—	(63.3%)	(4.0%)	(20.1%)
3/2006	416.69	416.50	7.3%	5.4%	24.8%

<Reference> Loss on investment in equity-method: 821 million yen (3/2007) 734 million yen (3/2006)

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Net Assets	Ratio of Shareholders' Equity	Net Assets per Share (Yen)
3/2007	2,031,829	457,165	22.2%	2,863.16
3/2006	2,106,681	927,722	44.0%	5,901.70

<Reference> Owners' Equity: 450,073 million yen (3/2007) — million yen (3/2006)

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
3/2007	99,944	308	(53,464)	146,383
3/2006	100,226	(44,973)	(104,389)	97,399

2. Dividend Status

	Dividend per Share			Total Amount of Dividend (Year) (Millions of Yen)	Payout Ratio (Consolidated)	Ratio of Payout to Net Assets (Consolidated)
	Interim (Yen)	End of FY (Yen)	Year (Yen)			
3/2006	70.00	70.00	140.00	22,003	33.6%	2.5%
3/2007	70.00	30.00	100.00	15,719	—	2.3%
3/2008 (Forecast)	50.00	50.00	100.00		33.4%	

3. Forecasts for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income		Net Income per Share (Yen)
Interim	191,700	—	30,300	—	31,400	—	29,500	—	187.67
Annual	368,300	—	49,400	—	51,600	—	47,000	—	298.99

4. Others

(1) Change in important subsidiaries during the fiscal year ended March 31, 2007 (Change in scope of consolidation): Applicable

Addition: Five companies (MTBC First Investment Partnership, MTBC Second Investment Partnership, MTBC Third Investment Partnership, Yugensekinin-Chukanhojin Mirai Capital, Power Investment LLC)

Exclusion: Two companies (ACOM PACIFIC, INC., AJAST Ltd.

[Note] Please refer to "State of Business Group" at page 13 for details.

(2) Changes on the basis of consolidated financial statements preparation

A) Related to accounting standard revisions etc.: Applicable

B) Other changes: Not applicable

[Note] Please refer to "Changes on the Basis of Consolidated Financial Statements Preparation" at page 27 for details.

(3) Outstanding shares (common shares)

A) Number of Shares outstanding (including treasury stock)

FY March 31, 2007:159,628,280 shares FY March 31, 2006: 159,628,280 shares

B) Number of treasury stock:

FY March 31, 2007:2,433,969 shares FY of March 31, 2006: 2,438,225 shares

[Note] Please refer to "Footnotes to Statistics per Share" at page 46 for the number of shares which is basis for calculation of net income per share (consolidated).

(Reference)

1. Non-Consolidated Business Results for the Fiscal Year Ended March 2007 (from April 1, 2006 to March 31, 2007)

(1) Non-Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit (loss)		Income Before Extraordinary Items (loss)		Net Income (loss)	
3/2007	370,769	(6.5%)	(88,992)	—	(86,183)	—	(439,463)	—
3/2006	396,637	(1.5%)	106,124	(24.3%)	108,174	(23.7%)	64,152	(22.7%)

	Net Income (loss) per Share (Yen)	Net Income per Share Diluted (Yen)
3/2007	(2,795.68)	—
3/2006	407.52	407.34

(2) Non-consolidated Financial Status

(Millions of yen)

	Total Assets	Net Assets	Ratio of Shareholders' Equity	Net Assets per Share (Yen)
3/2007	1,861,285	443,797	23.8%	2,823.24
3/2006	1,961,462	923,408	47.1%	5,874.26

<Reference> Owners' Equity: 443,797 million yen (3/2007) — million yen (3/2006)

2. Forecasts for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income		Net Income per Share (Yen)
Interim	160,900	—	29,100	—	30,600	—	29,200	—	185.76
Annual	303,200	—	45,000	—	48,000	—	45,600	—	290.09

1. Business Results

(1) Analysis of business results

(A) Business results for this fiscal year

Thanks to continuing active capital investment due to the high level of corporate earnings and the steady recovery of consumer expenditure reflecting the improved employment situation, Japan's economy as a whole has continued to show a gradual upturn. However, the business environment surrounding the ACOM Group (hereinafter "the Group") was severe, as competition in the loan business intensified and media reports on matters such as new legal caps on interest rates and problems concerning the handling of life insurance by consumer credit providers fostered a negative image of the entire consumer-finance industry.

In this environment, the Group put together a plan for reforming its operations (group management reformation). The plan calls for higher levels of compliance and aims at improving business efficiency through bold reform of the Group's cost structure, and enhancing its marketing and service. This also involves the construction of a new loan business model that can respond nimbly to revisions in the law governing the money-lending sector, and a business foundation capable of delivering steady profits over the long term period and growth in this new era. In order to achieve more open and transparent management as well as strengthen business compliance, following measures were taken in this consolidated fiscal year. Business Ethics Committee was reorganized into Compliance Committee with over half of its members, including the chairperson, appointed from outside the company. Committee's independence from business execution department is assured by replacing it under the board of directors. At the same time, Legal Department and Business Ethics Office were combined into Compliance department. As of improving operational efficiency by cost restructuring, the Group reorganized installment sales finance, prepared for integration of 3 subsidiaries which provides real-estate management services, etc. of the Group, recruit applicants for voluntary retirement, reorganized our loan business outlets, combined contact centers, and commenced to work on developing new key IT systems. We were also active overseas, especially in Asia. For example, we worked on developing our existing operations in countries such as Kingdom of Thailand, set up representative offices staffed by people dispatched from Japan in Beijing, People's Republic of China, and Ho Chi Minh City, the Socialist Republic of Vietnam, and started laying the groundwork for the acquisition of stock in Indonesian bank PT. BANK NUSANTARA PARAHYANGAN Tbk.

The results for this consolidated fiscal year recorded operating income of 423,652

million yen (down 4.9% year-on-year), operating expenses of 508,755 million yen (up 51.8% year-on-year), a loss before extraordinary items of 81,944 million yen, and a net loss of 437,972 million yen. The factors behind these results include (1) a decline in interest on loans receivable resulting from a drop in the balance of loans receivable, (2) as 490 billion yen was transferred to the allowance for loss on interest repayments due to following the announcement "Audit procedures of consumer financing companies concerning the allowance for losses caused by interest repayments claims," issued by the Japanese Institute of Certified Public Accountants on October 13, 2006, operating expenses increased by 200,147 million yen and (3) extraordinary losses increased by 317,061 million yen which is the difference between the amount of the allowance at the beginning of the year and the actual amount. In addition, extraordinary losses also include (4) expenses of 17,982 million yen associated with the group management reformation (including additional retirement benefits for employees taking voluntary retirement and expenses associated with the reorganization of loan business outlets), and (5) the recording of 14,794 million yen in loss on revaluation of investments in securities. Conditions in each of our major businesses were as follows:

(Loan business)

In the field of the loan business which constitutes the Group's core financial business, ACOM has promoted operations by 2 brand names, ACOM and its consolidated subsidiary DC Cash One Ltd. (hereinafter "DC Cash One"), with emphasis on policies such as "improving asset quality," "enhancing our ability to attract new customers," and "improving efficiency by streamlining operations." In addition, while balancing the need to maintain service quality with the need to enhance efficiency, the Group has reorganized our loan business outlets by converting staffed branches to unstaffed ones, closing unstaffed branches, and so on. We have also boosted efficiency and productivity by combining the 4 contact centers and 12 service centers into 2 centers, respectively.

However, due to a year-on-year dip in new customers, and the increase in interest repayment claims, loans receivable decreased during the fiscal year by 70,862 million yen to 1,632,310 million yen, while interest on loans receivable was 367,923 million yen (down 5.5% year-on-year).

(Credit card and installment sales finance business)

In the credit card business, the Group has put an emphasis on sales promotion of the ACOM MasterCard®, as well as improving the productivity and efficiency of other

tie-up cards, focusing on restructuring targeted promotion and marketing systems. The number of cardholders at the end of this fiscal year was down to 1,175 thousand, while the total transaction volume was down by 7.5 billion yen on a year-on-year basis. These declines were largely the result of a drop in the number of ACOM loan customers also holding credit cards.

In the installment sales finance business, the Group has focused on enhancing sales promotion for existing stores and cultivating new membership since the prior fiscal year. However, the total domestic transaction volume declined by 1,982 million yen year-on-year.

In addition, as part of efforts to Group Management Reformation, we have been preparing for the combination of our installment sales finance business and wholly-owned subsidiary JCK CREDIT CO., LTD., a move which is aimed at enhancing the efficiency and strengthening the marketing clout of our installment sales finance operations.

This combination was achieved on April 1 2007, with JCK CREDIT CO., LTD. the surviving company. Nevertheless, because this event marked "a fresh" start for our installment sales finance operations, we changed the name of JCK CREDIT CO., LTD. to AFRESH CREDIT CO., LTD.

The balance of installment accounts receivable fell by 29,627 million yen during this consolidated fiscal year to stand at 101,829 million yen, while the fees from the credit card business totaled 5,845 million yen (5.9% down year-on-year), and the fees from installment sales finance business totaled 8,515 million yen (down 38.0% year-on-year).

(Guarantee business)

In the guarantee business, with the focused objectives of "enhancing systems for business promotion" and "achieving low-cost operations," ACOM has worked on expanding their scale of operations by providing operational support to existing guarantee business partners, and cultivating new business partners, under close cooperation with wholly-owned subsidiary, RELATES CO., LTD. We also worked on expanding the guarantee business of DC Cash One, which guarantees the Super IC Card "Tokyo-Mitsubishi UFJ-VISA" issued by The Bank of Tokyo-Mitsubishi UFJ, Ltd. In August 2006 it began guaranteeing the same bank's IC Credit Card, and then in February 2007 it started guaranteeing an affiliated card issued by East Japan Railway Company.

As a result, the consolidated balance of guaranteed receivables at the end of the consolidated fiscal year was 105,977 million yen, while fees from credit guarantees for

the same period amounted to 6,028 million yen (up 15.9% year-on-year), and the operating income of the guarantee business, which includes commissions for credit guarantees, amounted to 9,244 million yen (up 39.0 year-on-year).

(Loan servicing business)

The operating environment for the loan servicing business is getting tougher and tougher. Competition is intensifying, and as the disposal of bad loans by financial institutions enters its final stages, there are concerns that recovery periods could become longer as factoring prices soar and more debts become secured. Although we spent this consolidated fiscal year focusing on expanding the business by strengthening our marketing and recovery capabilities, collection of purchased receivables was about the same as it was for the prior fiscal year.

Collection of purchased receivables was 13,328 million yen while the operating income of the loan servicing business, which includes commissions, was 13,827 million yen (down 2.1% year-on-year).

(B) Forecast for the next full fiscal year

The business environment surrounding us is expected to continue to be tough for the coming future. Despite the foregoing expectation, we continuously exert our corporate-wide best efforts to realize "The Best Life Partner," a corporate image capable of acquiring great customer confidence and satisfaction through continuous expansion of our business fields and group-wide management reformation.

With respect to the forecast for the next full fiscal year, it is estimated that our consolidated operating income will amount to 368.3 billion yen (down 13.1% year-on-year), income before extraordinary items will stand at 51.6 billion yen, and net income expected to be 47 billion yen.

(2) Analysis of financial position

(A)Assets, liabilities, and net assets

At the end of this consolidated fiscal year, our total assets and owners' equity (which is net assets excluding minority interests) had decreased by 74,851 million yen and 477,648 million yen respectively compared with the end of the previous consolidated fiscal year. The ratio of shareholder's equity decreased by 21.8 percentage points to 22.2%. Details of the increases/decreases in assets, liabilities, and net assets are as follows:

(Assets)

In the assets section, current assets decreased by 24,960 million yen, and fixed assets dropped by 49,890 million yen. With regard to the major changes in current assets, loan receivables (down 70,862 million yen year-on-year) and installment accounts receivable (down 29, 627 million yen year-on-year) both decreased, while short-term loans (up 25,967 million yen year-on-year), cash and time deposits (up 23,016 million yen year-on-year), and deferred tax assets (up 18,005 million yen year-on-year) all increased. As for fixed assets, investments in securities decreased (down 45,856 million yen year-on-year).

(Liabilities)

Total liabilities increased by 400,578 million yen, with current liabilities decreasing (down 93,632 million yen year-on-year) and fixed liabilities increasing (up 494,211 million yen year-on-year). Primary factors were a decrease in interest-bearing liabilities (down 33,190 million yen year-on-year), which include loans and straight bonds, a decline in accrued income taxes (down 25,873 million yen year-on-year), and an increase in the allowance for loss on interest repayments (up 466,300 million yen year-on-year).

(Net assets)

In the net assets account, the earned surplus amount decreased by 460,013 million yen due to the net loss, which led to a decline of 459,992 million yen in shareholders' equity. In addition, net unrealized gains on other securities decreased by 18,547 million yen. As a result, net assets decreased by 475,430 million yen.

(B) Status of cash flows during this fiscal year

Cash and cash equivalents (hereinafter "funds") showed an increase of 48,984 million yen during the fiscal year to stand at 146,383 million yen at the end of the same period. The changes in the respective cash flows are as follows:

(Cash flow from operating activities)

The cash flow from operating activities showed an increase of 99,944 million yen at the end of the fiscal year, primarily due to a 432,563 million yen net loss before tax, an increase in funds of 466,300 million yen due to an increase in the allowance for loss on interest repayments, and increase in funds of 76,428 million yen due to a decrease in loan receivables, an increase in funds of 33,433 million yen due to decreased

installment accounts receivable, an increase of funds of 14,794 million yen due to an increase in loss on revaluation of investments in securities, and income taxes paid totaling 48,864 million yen.

(Cash flow from investing activities)

Funds from investing activities recorded an increase of 308 million yen. This was primarily because the amount paid for the purchase of fixed assets exceeded the amount of sales of fixed assets, causing a decrease of 2,045 million yen, and the proceeds from sales of investments in securities exceeded the original cost of investments in securities, causing an increase of 1,557 million yen.

(Cash flow from financing activities)

Funds from financing activities showed a 53,464 million yen decline, primarily due to the fact that the total payment amount for loan repayments and redemption of bonds exceeded the total amount of revenues resulting from proceeds from loans and the issue of bonds by 41,144 million yen, as well as due to dividend payments of 22,012 million yen.

(Cash flow forecast for the next fiscal year)

With respect to the cash flow forecast for the next fiscal year, the cash flow from our operating activities is estimated to show an increase of 86.8 billion yen, due to business strategies centering on loan business, while the cash flow from investing activities is estimated to show a decline of 6.6 billion yen due to the purchase of tangible fixed assets. The cash flow from our financial activities is estimated to show a decline of 97.4 billion yen as a result of decreased interest-bearing liabilities. In total, the estimated cash and cash equivalents at the end of the fiscal year will show a decrease of 16.6 billion yen when compared to the end of the previous fiscal year.

(3) Basic policy on profit distribution and dividend for this and next fiscal year

With regard to profit distribution to shareholders, it is our basic policy to attempt aggressive and continuous profit distribution with enhanced dividends, taking into consideration the economic and financial situation and our own performance.

Also as a goal for returns to shareholders, the Group advocates "a medium-term plan which, based on the targeted ratio of shareholders' equity, aims at keeping the value of treasury stock purchases and dividends paid at no less than 30% of net income every fiscal year."

Based on the above policy, and taking into account the fact that our loss this fiscal year was due to temporary factors, we intend to pay a year-end dividend of 30 yen per share, which, when added to the interim dividend already paid, makes for an annual dividend of 100 yen. And next fiscal year we plan to pay an interim dividend of 50 yen and a year-end dividend of 50 yen, to give an annual dividend of 100 yen, per share respectively. Retained earnings will be allocated to strategic investments to enhance our business base, including the optimal relocation of business outlets, improvements to the business structure to achieve a low-cost operation system, and further development of new businesses.

(4) Risks relating to business

The following statement describes, based on our assumptions and views given the information available to us on the date this financial report was filed, potential risks to the Group's operations that we have become aware of since the filing of our interim financial report.

(Amendment to the Regulations Governing Money Lending Business Law)

The Money-lending business restriction law (hereinafter "MBRL") was promulgated on December 20 2006, and came into force on January 20 2007, along with more strict penalties for certain practices. In addition, by December this year, the name of the law will be changed from the MBRL to the Money-lending Business Law, and amendment will take effect that will require a new Money-lending business association to be established, introduce more strict rules on money-lending practices, and enable regulators to issue business improvement orders. Within a year of these amendments taking effect, certification examinations for persons engaged in money-lending and a system of designated credit-information institutions will be introduced, and within two years, quantitative lending restrictions will come into effect and the Investment Law will be revised to lower the cap on interest rates.

The reduction in the interest-rate cap is likely to reduce earnings from our loan business, while the new quantitative lending restrictions may impact upon our balance of loans receivable.

3. Management Policy

(1) Basic management policy

We, ACOM Group, were founded under the motto "Extending the feeling of confidence from person to person," in which we place our corporate philosophy of "Serving humanity," "Putting the customer first," and "Creative and innovative management," to deepen mutual trust between all stakeholders and achieve growth in concert with society in accordance with the following basic policy:

(A) Provide services that customers really want, and establish a corporate brand image that inspires confidence and trust, through a society-oriented approach to business characterized by rigorous compliance.

(B) Comply faithfully with the new Money-lending Business Law, and rebuild the foundations of our business to ensure stable, long-term growth under the new legal framework.

(C) Transform our business model into one that facilitates sweeping cost reductions, and enhance our price competitiveness.

Management Policy for the fiscal year March 2008 (for reference purposes)

- Ensure compliance
- Put the customer first and establish a society-oriented corporate brand
- Transform our business model to enhance our cost competitiveness
- Improve service by strengthening our marketing systems
- Strengthen our ability to attract new customers and enhance our asset quality
- Nurture professionals

(2) Target indicators

ACOM Group has adopted a series of target indicators intended to guide it toward the achievement of higher shareholder value and the continuation of stable business management. In this context, special emphasis is placed on return on equity (ROE), return on assets (ROA) and shareholders' equity ratio. Similarly, the Group is also intent on improving other indicators such as the ratio of income before extraordinary items to total assets, the ratio of income before extraordinary items to operating income, and net income per share.

(3) Medium-to-long-term corporate management strategies

The business environment surrounding the Group is expected to continue to be

harsh due to structural changes in our society as represented by the declining birthrate and the aging population, intensifying competition, amendment to applicable laws and regulations, etc. Under these circumstances, the Group has set up its corporate image for the medium term as the "Best Life Partner," and will be aiming to develop its operations across the entire retail finance market, and establish itself as a corporate group that gains the highest satisfaction and confidence from its customers through advanced comprehensive financial services.

The Group also intends to broaden and develop its diversified financial business lines, such as new financial business generated from business alliances with MUFG Group, business expansion toward other Asian countries, and call center operation business. Its accumulated technologies and expertise concerning consumer finance, IT technologies for channel development and cost saving methods through centralization of businesses will work as effective weapons for the accomplishment of the aforementioned objectives and will serve for the development of the Group's medium-term growth potential.

(4) Problems to be tackled

Although consumers' propensity to spend can be expected to rise on the back of the economic recovery, income disparities are widening and competition in the consumer credit market is intensifying as barriers to entry come down. Amid this environment, a revised MBRL was promulgated on December 20 2006.

To respond properly to the changes in the law and our operating environment, the Group aims to step up compliance, enhance efficiency through the radical reform of its cost structure, and strengthen its marketing and service. To achieve these goals, we will reform our operations to build a new loan business model that reflects conditions after the revisions to the law relating to money-lending, work to secure stable profits over the long term, and build a foundation for growth in this new era.

2. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 20 subsidiaries (including investing business association), and 1 affiliate as well as 2 other related companies and 3 subsidiaries of other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance business, guarantee business, and loan servicing business. Other business lines include rental business, advertising agency, real estate-related business, and insurance agency business. The following table explains the positioning of each group company.

Segment		Company Name	Business Outline	Classification
Financial Service Businesses	Loan Business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	—
		DC Cash One Ltd.	Unsecured loan business	Consolidated subsidiary
		DC Card Co., Ltd.		Equity-method affiliate
		EASY BUY Public Company Limited	Unsecured loan business in Thailand	Consolidated subsidiary
	Credit Card Business	ACOM CO., LTD.	Credit card business of which the principal commodity is ACOM MasterCard®	—
		DC Card Co., Ltd.	Credit card business of which the principal commodity is DC CARD	Equity-method affiliate
	Installment Sales Finance Business	ACOM CO., LTD.	Installment sales finance business	—
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		EASY BUY Public Company Limited	Hire purchase business in Thailand	
	Guarantee Business	ACOM CO., LTD.	Guarantee business for personal loan of banks, etc.	—
		DC Cash One Ltd.		Consolidated subsidiary
		DC Card Co., Ltd.	Loan guarantee business for banks, etc.	Equity-method affiliate
	Loan Servicing Business	IR Loan Servicing, Inc.	Loan recovery (servicing) business	Consolidated subsidiary
		Yugensekinin-Chukanhojin Mirai Capital	Loan recovery (servicing) business (Special Purpose Company)	
		Power Investments LLC		
	Others	RELATES CO., LTD.	Entrusted with call center functions of banks, etc.	Consolidated subsidiary
		AC Ventures Co., Ltd.	Development, investment, promotion and support of venture companies	
		ACOM FUNDING CO., LTD.	Financial services for ACOM (Special Purpose Company)	
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Advertising agency, interior design and construction of service outlets	
		ACOM ESTATE CO., LTD.	Real estate management	
		ABS CO., LTD.	Maintenance of buildings and other properties	
		AB PARTNER CO., LTD.	Back-office services and insurance agency services	
		ACOM (U.S.A.) INC.	—	
Other Related Company		Mitsubishi UFJ Financial Group, Inc.	Bank holding company	Other related company
		Mitsubishi UFJ Trust and Banking Corporation	Trust bank business	Subsidiary of other related company
		Mitsubishi UFJ Securities Co., Ltd.	Securities business	
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes:
1. ACOM (U.S.A.) INC. suspended its operation; therefore, outline of its business is omitted above.
2. IR Loan Servicing, Inc. established 2 Special Purpose Companies, (1) Power Investments LLC on August 24, 2006 and (2) Yugensekinin-Chukanhojin Mirai Capital on August 28, 2006, for businesses such as purchase, management, and disposal of monetary claims.
3. Following the announcement "PITF No. 20 Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations" (Accounting Standards Board of Japan, September 8, 2006), three new Investment Partnerships (MTBC First, Second, and Third Investment Partnerships) are included as consolidated subsidiary companies from this consolidated fiscal year.

4. AJAST Ltd. abolished its insurance agency business including clerical services on October 2, 2006.
5. AB PRTNER CO., LTD. started insurance agency business including clerical services on October 2, 2006.
6. JCK CREDIT CO., LTD. abolished its unsecured loan business on January 17, 2007 and merged AJAST Ltd. on February 1, 2007.
7. ACOM FUNDING CO., LTD. was liquidized on March 20, 2007.
8. ACOM CO., LTD. has split up its installment sales finance business, and JCK CREDIT CO., LTD. succeeded to the business as well as changed the name to AFRESH CREDIT CO., LTD. on April 1, 2007.
9. JLA INCORPORATED abolished its advertising agency business on March 31, 2007.
10. ACOM ESTATE CO., LTD. merged with JLA INCORPORATED as well as ABS CO., LTD. and changed its corporate name into JLA INCORPORATED on April 1, 2007.
11. Due to the merger with UFJ NICOS Co., Ltd. as of April 1, 2007, DC Card Co., Ltd. is no longer equity-method affiliate of ACOM CO., LTD.

3. Management Policy

(1) Basic management policy

We, ACOM Group, were founded under the motto "Extending the feeling of confidence from person to person," in which we place our corporate philosophy of "Serving humanity," "Putting the customer first," and "Creative and innovative management," to deepen mutual trust between all stakeholders and achieve growth in concert with society in accordance with the following basic policy:

(A) Provide services that customers really want, and establish a corporate brand image that inspires confidence and trust, through a society-oriented approach to business characterized by rigorous compliance.

(B) Comply faithfully with the new Money-lending Business Law, and rebuild the foundations of our business to ensure stable, long-term growth under the new legal framework.

(C) Transform our business model into one that facilitates sweeping cost reductions, and enhance our price competitiveness.

Management Policy for the fiscal year March 2008 (for reference purposes)

- Ensure compliance
- Put the customer first and establish a society-oriented corporate brand
- Transform our business model to enhance our cost competitiveness
- Improve service by strengthening our marketing systems
- Strengthen our ability to attract new customers and enhance our asset quality
- Nurture professionals

(2) Target indicators

ACOM Group has adopted a series of target indicators intended to guide it toward the achievement of higher shareholder value and the continuation of stable business management. In this context, special emphasis is placed on return on equity (ROE), return on assets (ROA) and shareholders' equity ratio. Similarly, the Group is also intent on improving other indicators such as the ratio of income before extraordinary items to total assets, the ratio of income before extraordinary items to operating income, and net income per share.

(3) Medium-to-long-term corporate management strategies

The business environment surrounding the Group is expected to continue to be

harsh due to structural changes in our society as represented by the declining birthrate and the aging population, intensifying competition, amendment to applicable laws and regulations, etc. Under these circumstances, the Group has set up its corporate image for the medium term as the "Best Life Partner," and will be aiming to develop its operations across the entire retail finance market, and establish itself as a corporate group that gains the highest satisfaction and confidence from its customers through advanced comprehensive financial services.

The Group also intends to broaden and develop its diversified financial business lines, such as new financial business generated from business alliances with MUFG Group, business expansion toward other Asian countries, and call center operation business. Its accumulated technologies and expertise concerning consumer finance, IT technologies for channel development and cost saving methods through centralization of businesses will work as effective weapons for the accomplishment of the aforementioned objectives and will serve for the development of the Group's medium-term growth potential.

(4) Problems to be tackled

Although consumers' propensity to spend can be expected to rise on the back of the economic recovery, income disparities are widening and competition in the consumer credit market is intensifying as barriers to entry come down. Amid this environment, a revised MBRL was promulgated on December 20 2006.

To respond properly to the changes in the law and our operating environment, the Group aims to step up compliance, enhance efficiency through the radical reform of its cost structure, and strengthen its marketing and service. To achieve these goals, we will reform our operations to build a new loan business model that reflects conditions after the revisions to the law relating to money-lending, work to secure stable profits over the long term, and build a foundation for growth in this new era.

Diagram of Business of ACOM Group


Customers
Loan business and guarantee business
DC Cash One Ltd.
(Consolidated subsidiary)
Providing credit guarantee for unsecured loans
Loan business
Credit card business
Installment sales finance business
Guarantee business
Credit card business, loan business and guarantee business
DC Card Co., Ltd.
(Equity-method affiliate)
Hire purchase business and loan business
EASY BUY Public Company Limited
(Consolidated subsidiary)
Installment sales finance business
JCK CREDIT CO., LTD.
(Consolidated subsidiary)
Loan recovery (servicing) business
IR Loan Servicing, Inc.
(Consolidated subsidiary)
Recovery (servicing) business for installment sales finance debts
Financial services
ACOM FUNDING CO., LTD.
(Consolidated subsidiary)
Entrusted with call center functions of guarantee business partner
RELATES CO., LTD.
(Consolidated subsidiary)
AC Ventures Co., Ltd.
(Consolidated subsidiary)
ACOM
Comprehensive rental business
ACOM RENTAL CO., LTD.
(Consolidated subsidiary)
Mitsubishi UFJ Financial Group, Inc.
(Other related company)
Mitsubishi UFJ Trust and Banking Corporation
(Subsidiary of other related company)
Mitsubishi UFJ Securities Co., Ltd.
(Subsidiary of other related company)
JLA INCORPORATED
(Consolidated subsidiary)
Advertising and outlets' interior design
ACOM ESTATE CO., LTD.
(Consolidated subsidiary)
Real estate management
ABS CO., LTD.
(Consolidated subsidiary)
Cleaning of stores and building management
Maruito Shokusan Co., Ltd.
(Other related company)
Maruito Shoten Co., Ltd.
(Subsidiary of other related company)
AB PARTNER CO., LTD.
(Consolidated subsidiary)
Back-office services and insurance agency services

Note: 1. ACOM (USA) INC. suspended its operation, therefore, it is eliminated from the diagram.
2. Investing business association is omitted as it operates funds.
3. This diagram doesn't include 2 Special Purpose Companies, Power Investments LLC and Yugensekinin-Chukanhojin Mirai Capital, established by IR Loan Servicing, Inc. on August 24, 2006 and August 28, 2006, respectively, for businesses such as purchase, management, and disposal of monetary claims.

4.Consolidated Financial Statements

(1)Consolidated Balance Sheets

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (As of March 31, 2006)		This consolidated fiscal year (As of March 31, 2007)		Change	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio
		%		%		%
(Assets)						
I. Current Assets	1,903,724	90.4	1,878,763	92.5	(24,960)	(1.3)
Cash and time deposits	70,402		93,418		23,016	32.7
Trade notes and accounts receivable	432		398		(34)	(7.9)
Loans receivable	1,703,172		1,632,310		(70,862)	(4.2)
Installment accounts receivable	131,456		101,829		(29,627)	(22.5)
Marketable securities	721		35		(686)	(95.2)
Operational investment securities	1,294		3,641		2,347	181.4
Inventories	21,507		2,330		(19,176)	(89.2)
Purchased receivables	—		25,788		25,788	—
Deferred tax assets	42,591		60,597		18,005	42.3
Short-term loans	26,997		52,965		25,967	96.2
Other current assets	34,233		32,120		(2,112)	(6.2)
Allowance for bad debts	(129,084)		(126,671)		2,413	(1.9)
II. Fixed Assets	202,956	9.6	153,065	7.5	(49,890)	(24.6)
Tangible fixed assets	52,002	2.5	49,208	2.4	(2,794)	(5.4)
Buildings and structures	19,204		17,079		(2,124)	(11.1)
Vehicles and delivery equipment	11		7		(3)	(33.0)
Equipment and furniture	15,787		15,230		(556)	(3.5)
Land	16,999		16,890		(108)	(0.6)
Intangible fixed assets	1,268	0.0	1,204	0.1	(63)	(5.0)
Leasehold	216		216		—	—
Telephone rights	1,051		983		(67)	(6.5)
Other intangible fixed assets	0		5		4	549.8
Investments and other assets	149,686	7.1	102,653	5.0	(47,033)	(31.4)
Investments in securities	127,787		81,930		(45,856)	(35.9)
Long-term loans	1,000		1,000		—	—
Deferred tax assets	1,127		1,147		20	1.8
Guaranty money deposited	10,503		9,847		(629)	(6.0)
Prepaid pension expenses	1,667		2,310		643	38.6
Other investments	10,135		8,517		(1,618)	(16.0)
Allowance for bad debts	(2,535)		(2,126)		408	(16.1)
Total Assets	2,106,681	100.0	2,031,829	100.0	(74,851)	(3.6)

(Millions of yen)

Term / Subject	Prior consolidated fiscal year (As of March 31, 2006)		This consolidated fiscal year (As of March 31, 2007)		Change	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio
		%		%		%
(Liabilities)						
I. Current liabilities	468,670	22.3	375,037	18.5	(93,632)	(20.0)
Notes and accounts payable	4,777		4,003		(774)	(16.2)
Short-term loans	51,729		73,717		21,987	42.5
Current portion of long-term loans	229,633		197,410		(32,222)	(14.0)
Commercial paper	50,000		40,000		(10,000)	(20.0)
Current portion of bonds and notes	55,000		30,000		(25,000)	(45.5)
Accrued income taxes	26,375		502		(25,873)	(98.1)
Deferred tax liabilities	7		—		(7)	—
Allowance for loss on debt guarantees	1,647		1,961		314	19.1
Allowance for loss on interest repayments	23,700		—		(23,700)	—
Deferred income on installment sales	11,485		7,519		(3,966)	(34.5)
Other current liabilities	14,313		19,924		5,610	39.2
II. Fixed liabilities	705,415	33.5	1,199,626	59.0	494,211	70.1
Straight bonds	210,000		240,230		30,230	14.4
Long-term loans	468,222		450,037		(18,185)	(3.9)
Deferred tax liabilities	22,062		14,730		(7,331)	(33.2)
Allowance for employees' retirement benefits	318		116		(202)	(63.5)
Allowance for directors' and corporate auditors' retirement benefits	851		831		(20)	(2.4)
Allowance for loss on interest repayments	—		490,000		490,000	—
Other fixed liabilities	3,961		3,681		(279)	(7.1)
Total liabilities	1,174,085	55.8	1,574,664	77.5	400,578	34.1
(Minority interests in consolidated subsidiaries)						
Minority interests in consolidated subsidiaries	4,873	0.2	—	—		
(Shareholders' Equity)						
I. Common stock	63,832	3.0	—	—		
II. Capital surplus	76,020	3.6	—	—		
III. Earned surplus	776,021	36.9	—	—		
IV. Securities valuation adjustment	31,886	1.5	—	—		
V. Foreign currency translation adjustments	(1,498)	(0.1)	—	—		
VI. Treasury stock	(18,538)	(0.9)	—	—		
Total shareholders' equity	927,722	44.0	—	—		
Total liabilities, minority interests, and shareholders' equity	2,106,681	100.0	—	—		
(Net assets)						
I. Shareholders' equity			437,342	21.5		
Common stock			63,832	3.1		
Capital surplus			76,010	3.7		
Earned surplus			316,007	15.6		
Treasury stock			(18,508)	(0.9)		
II. Valuation and translation adjustments			12,730	0.7		
Securities valuation adjustment			13,338	0.7		
Deferred gains (losses) on hedges			(0)	(0.0)		
Foreign currency translation adjustments			(607)	(0.0)		
III. Minority interests			7,091	0.3		
Total net assets			457,165	22.5		
Total liabilities and net assets			2,031,829	100.0		

(2) Consolidated Income Statements

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount	Percentage	This consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount	Percentage	Change Amount	Percentage
		%		%		%
I. Operating income	445,431	100.0	423,652	100.0	(21,779)	(4.9)
Interest on loans receivable	389,387		367,923		(21,464)	(5.5)
Fees from credit card business	6,211		5,845		(366)	(5.9)
Fees from installment sales finance	13,733		8,515		(5,217)	(38.0)
Fees on guaranteed loans receivable	5,203		6,028		824	15.9
Collection of purchased loans receivable	13,322		13,328		6	0.0
Other financial income	49		174		125	253.1
Sales	7,681		10,513		2,831	36.9
Other operating income	9,841		11,322		1,481	15.0
II. Operating expenses	335,039	75.2	508,755	120.1	173,715	51.8
Financial expenses	20,711	4.6	20,705	4.9	(6)	(0.0)
Cost of purchased loans receivable	8,064	1.8	8,114	1.9	49	0.6
Cost of sales	5,126	1.2	7,497	1.8	2,370	46.2
Other operating expenses	301,136	67.6	472,438	111.5	171,301	56.9
Operating profit	110,392	24.8	(85,102)	(20.1)	(195,495)	–
III. Non-operating income	2,759	0.6	3,346	0.8	586	21.3
Interest income	329		342		12	3.9
Dividends received	484		965		481	99.4
Gains on sale of securities	0		–		(0)	–
Amortization of consolidation adjustment account	35		–		(35)	–
Net gain in affiliates by the equity method	734		821		86	11.8
Rent from Company's residence	493		508		15	3.1
Other non-operating income	681		708		26	3.9
IV. Non-operating expenses	140	0.0	187	0.0	47	33.5
Interest expenses	5		0		(4)	(96.8)
Stock issue expenses	0		–		(0)	–
Loss on investments in investing business association	71		49		(22)	(31.2)
Foreign currency loss	–		48		48	–
Other non-operating expenses	64		90		26	40.9
Income before extraordinary items	113,011	25.4	(81,944)	(19.3)	(194,955)	–
V. Extraordinary income	411	0.1	252	0.0	(159)	(38.7)
Gains on sale of fixed assets	224		5		(219)	(97.5)
Gains on sales of investment in marketable securities	177		210		32	18.5
Other extraordinary income	9		36		27	298.0
VI. Extraordinary losses	1,363	0.3	350,871	82.8	349,508	–
Loss on sale of fixed assets	468		78		(389)	(83.1)
Loss on disposal of fixed assets	802		364		(437)	(54.6)
Impairment loss	4		8		4	102.0
Lose on sale on investments in securities	–		18		18	–
Loss on revaluation of investments in marketable securities	–		14,794		14,794	–
Special provision for loss on interest repayments	–		317,061		317,061	–
Group management restructuring expense	–		17,982		17,982	–
Other extraordinary losses	88		562		473	532.5
Income before income taxes	112,059	25.2	(432,563)	(102.1)	(544,622)	–
Income taxes(corporation tax, inhabitants' tax and enterprise tax)	47,389	10.5	17,388	1.1	(30,001)	(89.8)
Deferred income taxes	(968)		(12,635)		(11,666)	
Gain on minority interests in consolidated subsidiaries	43	0.0	655	0.2	612	–
Net income	65,595	14.7	(437,972)	(103.4)	(503,567)	–

(3)Consolidated Statements of Retained Earnings

(Millions of yen)

Term / Subject	Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount	
Capital surplus		
I. Capital surplus at the beginning of the fiscal year		76,458
II. Increase in capital surplus		–
III. Decrease in capital surplus		
Net loss on disposal of treasury stock	438	438
IV. Capital surplus at the end of the fiscal year		76,020
Earned surplus		
I. Earned surplus at the beginning of the fiscal year		730,168
II. Increase in earned surplus		
Net income	65,595	65,595
III. Decrease in earned surplus		
Dividends	19,706	
Directors' bonus	36	19,742
IV. Earned surplus at the end of the fiscal year		776,021

(4) Summarized Consolidated Statement of Changes in Net Assets
This Accounting Period (From April 1, 2006 to March 31, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	63,832	76,020	776,021	(18,538)	897,334
Changes during this accounting period					
Dividends from surplus (note)			(11,003)		(11,003)
Dividends from surplus			(11,003)		(11,003)
Bonuses to directors (note)			(34)		(34)
Net income (loss) for this accounting period			(437,972)		(437,972)
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(9)		30	21
Total changes during this accounting period		(9)	(460,013)	30	(459,992)
Balance as of March 31, 2007	63,832	76,010	316,007	(18,508)	437,342

	Valuation and translation adjustments				Minority interest	Total net assets
	Securities valuation adjustment	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	31,886	–	(1,498)	30,387	4,873	932,595
Changes during this accounting period						
Dividends from surplus (note)						(11,003)
Dividends from surplus						(11,003)
Bonuses to directors (note)						(34)
Net income (loss) for the this accounting period						(437,972)
Acquisition of treasury stock						(0)
Disposal of treasury stock						21
Net changes of items other than shareholders' equity during this accounting period	(18,547)	(0)	891	(17,656)	2,218	(15,437)
Total changes during this accounting period	(18,547)	(0)	891	(17,656)	2,218	(475,430)
Balance as of March 31, 2007	13,338	(0)	(607)	12,730	7,091	457,165

Note: Items represent disposal of retained earnings at the Annual Shareholders' Meeting in June 2006.

(5)Consolidated statements of cash flows

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)	This consolidated fiscal year (From April 1, 2006 to March 31, 2007)	Change
	Amount	Amount	Amount
I. Operating activities:			
Income before income taxes	112,059	(432,563)	(544,622)
Depreciation and amortization	4,805	4,085	(719)
Impairment loss	4	8	4
Amortization of consolidation adjustment account	(35)	–	35
(Decrease) increase in allowance for bad debts	1,084	(3,802)	(4,887)
(Decrease) increase in allowance for loss on guaranteed receivables	89	314	224
Increase in allowance for loss on interest repayments	23,700	466,300	442,600
(Decrease) increase in allowance for employees' retirement benefits	51	(234)	(286)
(Decrease) increase in allowance for directors' and statutory auditors' retirement benefits retirement benefits	3	(20)	(24)
Non-operating interest and dividends income	(814)	(1,308)	(494)
Gain on sales of marketable securities	(0)	–	0
Non-operating interest expense	5	0	(4)
Amortization of bond issue expenses	383	331	(52)
Amortization of stock issue expenses	0	–	(0)
(Gain) loss on foreign currency exchanges	(36)	(17)	18
(Gain) loss on investments in equity-method	(734)	(821)	(86)
Loss on sales of tangible fixed assets	144	11	(132)
Loss on disposal of tangible fixed assets	802	364	(437)
(Gain) loss on sales of investments in securities	(177)	(191)	(13)
Loss on revaluation of investments in marketable securities	–	14,794	14,794
Decrease (Increase) in notes and accounts receivable	129	34	(95)
Decrease (increase) in loans outstanding	(21,697)	76,428	98,126
Decrease in installment sales receivables	47,101	33,433	(13,667)
Increase in operational investment securities	(1,294)	(708)	585
Increase in inventories	(4,803)	1,779	6,582
Decrease (Increase) in purchased receivables	–	(8,364)	(8,364)
Decrease in other current assets	1,025	(1,050)	(2,076)
Decrease (increase) in prepaid pension expenses	(89)	(643)	(554)
(Decrease) increase in notes and accounts payable	(1,343)	(807)	536
Decrease in deferred income on installment sales	(6,741)	(4,810)	1,930
(Decrease) increase in other current liabilities	(3,724)	5,105	8,829
Bonus paid to directors	(36)	(34)	2
Decrease in other operating activities	(786)	(195)	590
Subtotal	149,074	147,416	(1,658)
Non-operating interest and dividends received	852	1,393	540
Non-operating interest paid	(5)	(0)	5
Income taxes paid	(49,695)	(48,864)	830
Cash used in operating activities	100,226	99,944	(282)

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)	This consolidated fiscal year (From April 1, 2006 to March 31, 2007)	Change
	Amount	Amount	Amount
II. Investing activities:			
Additions to time deposit	(10)	–	10
Maturity of time deposit	112	–	(112)
Proceeds from sale of marketable securities	590	595	5
Purchase of tangible fixed assets	(4,227)	(2,211)	2,015
Proceeds from sale of tangible fixed assets	798	166	(632)
Purchase of investment securities	(46,078)	(257)	45,821
Proceeds from sale of investment securities	1,796	1,218	(578)
Net proceeds (payments) for acquisition of consolidated subsidiaries	13	–	(13)
Proceeds from collection of loans	34	–	(34)
Increase in other investments	(1,214)	(659)	554
Decrease in other investments	3,200	1,454	(1,745)
Increase in other investment activities	11	1	(9)
Net cash provided by (used in) investing activities	(44,973)	308	45,282
III. Financing activities:			
Proceeds from short-term loans	262,945	343,712	80,767
Repayments of short-term loans	(248,009)	(324,177)	(76,167)
Proceeds from issue of commercial paper	160,000	210,000	50,000
Payments for redemption of commercial paper	(130,000)	(220,000)	(90,000)
Proceeds from issue of straight bonds	59,615	59,898	283
Payments for redemption of straight bonds	(71,040)	(55,000)	16,040
Payments for deposit on redemption of straight bonds	(10,000)	–	10,000
Proceeds from deposit on redemption of straight bonds	–	10,000	10,000
Proceeds from long-term debt	171,962	174,732	2,769
Repayments of long-term debt	(271,851)	(230,310)	41,540
Gains on disposal of treasury stock	1,020	21	(999)
Payments for purchase of treasury stock	(9,207)	(0)	9,207
Cash dividends paid by the Company	(19,694)	(22,012)	(2,317)
Decrease in other financing activities	(130)	(328)	(198)
Net cash provided by (used in) financing activities	(104,389)	(53,464)	50,925
IV. Effect of exchange rate change on cash and cash equivalents	616	744	128
V. Decrease in cash and cash equivalents	(48,520)	47,533	96,054
VI. Cash and cash equivalents at the beginning of the year	145,920	97,399	(48,520)
VII. Increase in cash and cash equivalents due to inclusion of new consolidated subsidiaries	–	1,450	1,450
VIII. Cash and cash equivalents at the end of the year	97,399	146,383	48,984

(6) Significant Items Relating to the Preparation of Consolidated Financial Statements

(A) Extent of consolidation

Number of consolidated subsidiaries: 20

For the names of consolidated subsidiaries, please refer to the section entitles "1. State of Business Group."

From this consolidated accounting period, pursuant to "PITF No. 20 Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (issued by the Accounting Standards Board of Japan on September 8, 2006)," MTBC First Investment Partnership, MTBC Second Investment Partnership and MTBC Third Investment Partnership became consolidated subsidiaries.

Yugensekinin-Chukanhojin Mirai Capital and Power Investments LLC were newly established and became consolidated subsidiaries in this consolidated fiscal year.

AJAST Ltd, which was a consolidated subsidiary until the prior consolidated fiscal year, was merged into JCK CREDIT CO., LTD. February 1, 2007.

ACOM PACIFIC INC., which was a consolidated subsidiary until the prior consolidated fiscal year, is excluded for consolidated subsidiaries as it was dissolved during the prior consolidated fiscal year.

(B) Application of the equity-method

Number of equity-method affiliates: 1

For the names of equity-method affiliates, please refer to the section entitles "1. State of Business Group."

(C) Matters relating to fiscal year, etc. of consolidated subsidiaries

Settlement date of the following consolidated subsidiaries ends on December 31:

ACOM (U.S.A.) INC.
EASY BUY Public Company Limited
ACOM FUNDING CO.,LTD.
Yugensekinin-Chukanhojin Mirai Capital
Power Investments LLC
MTBC First Investment Partnership
MTBC Second Investment Partnership
MTBC Third Investment Partnership
AC Ventures Fourth Investment Partnership

Settlement date of the following consolidated subsidiaries ends on February 28:

AC Ventures Fifth Investment Partnership

Consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies

(a) Valuation and computation of significant assets

(1) Marketable securities

Securities held to maturity ... Amortized cost method (straight-line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the fiscal year
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(2) Derivative transactions

Option transaction ... Market value
Swap transaction ... Market value

(3) Inventories

Purchased receivables ... Cost on an individual specified cost basis

Merchandise

Paintings ... Cost on an individual specified cost basis
Others merchandise ... Mainly cost based on the last purchase price method

Miscellaneous items ... Mainly cost based on the first-in first-out method

(b) Depreciation of significant property, plant and equipment

(1) Tangible fixed assets

At the Company and its domestic consolidated subsidiaries ... Mainly declining balance method
At overseas consolidated subsidiaries ... Straight-line method
(Depreciable life)
Buildings and structures ... 2 to 49 years
Vehicles and delivery equipment ... 6 years
Equipment and furniture ... 2 to 20 years

(2) Intangible fixed assets ... Straight-line method

(3) Long-term prepaid expenses ... Amortized in equal installments

(4) Deferred assets

Stock issue expenses ... Entire amount expensed as incurred
Bond issue expenses ... Amortized over the redemption period

(c) Basis for calculating allowances

(1) Allowance for bad debts

In providing for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(2) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed receivables, the Company and its domestic consolidated subsidiaries make an allowance as necessary having considered the likelihood of losses at the end of this consolidated fiscal year.

(3) Allowance for loss on interest repayments

In order to prepare for potential loss on interest repayments in the future, ACOM estimates and provides a reasonable amount of allowance for loss on interest repayments in consideration of the past actual results and the latest conditions of such interest repayments.

(Additional information)

In response to "Audit procedures of consumer financing companies concerning the allowance for loss caused by interest repayments claims (Technical topic report No. 37)," which was issued by the Japanese Institute of Certified Public Accountants on October 13, 2006 to clarify the policy concerning methods for calculating the allowance for loss on interest repayments and the reasonable period of estimation, the method used to compute amounts of the said allowance was changed in this consolidated accounting period.

The balance of 317,061 million yen between the allowance amount at the beginning of period computed based on the aforementioned procedures and the allowance amount computed based on the estimation method of the previous consolidated fiscal year (including 33,238 million yen, the amount transferred from the initial balance of the allowance) was included in the extraordinary loss.

As a result, compared to the method utilized in the previous consolidated fiscal year, operating profit and income before extraordinary items decreased by 50,425 million yen, and loss before income taxes increased by 367,486 million yen.

(4) Allowance for retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this consolidated fiscal year.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

An overseas consolidated subsidiary makes provisions for retirement benefits based on projected retirement obligations at the end of the fiscal year. Adjustments are made to determine the amounts applicable to the end of this fiscal year.

(5) Allowance for directors' and statutory auditors' retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the fiscal year in accordance with the Company's internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing financial statements of consolidated companies on which consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for significant lease transactions

The Company and its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for significant hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments ... Interest-rate swaps agreements and interest-rate caps

Items hedged ... Loans with variable interest rates and straight bonds

Currency related derivatives

Hedging instruments ... Currency swaps agreements

Items hedged ... Loans denominated in foreign currency

(3) Hedging policy

The Company and its consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans and straight bonds. The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans. Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers ... Recognized mainly by credit-balance method

Fees from member outlets ... Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed receivables ... Recognized by credit-balance method

(2) Treatment of consumption tax, etc

Consumption tax is treated outside of the financial statements.

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(E) Matters relating to evaluation of consolidated subsidiaries' assets and liabilities

The market value method applies to the evaluation of consolidated subsidiaries' assets and liabilities, over-all.

(F) (Amortization of goodwill and negative goodwill)

Because goodwill and negative goodwill are fairly immaterial, they are written off in full in the consolidated fiscal year in which they arise.

(G) Matters relating to treatment of profit appropriation, etc.

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(6) Changes in Significant Items Relating to the Preparation of Consolidated Financial Statements

<Change in accounting policies>

(Accounting standards for presentation of net assets in the balance sheet)

"ASBJ Statement No. 5, Accounting Standards for Presentation of Net Assets in the Balance Sheet and its Implementation Guidance (issued by the Accounting Standards Board of Japan on December 9, 2005)" and "ASBJ Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (issued by the Guidance No. 8, Accounting Standards Board of Japan on December 9, 2005)" have been applied from the current consolidated accounting period.

The amount corresponding to the conventional shareholders' equity is 450,073 million yen.

Additionally, the statement of net assets in the current consolidated accounting period was prepared in accordance with the revised rules for this consolidated financial statements in response to the amendment of the regulations concerning such statements.

(Accounting standards for presentation of directors' bonus)

The Accounting Standard for Directors' Bonus (ASBJ Statement No. 4, November 29, 2005) has been applied from this consolidated fiscal year.

This has resulted in the amount of operating expenses, operating loss, loss before extraordinary items, and loss before income taxes being 22 million yen higher than they would have been had the old method been used.

(Practical application of control criteria and influence criteria to investment associations)

"PITF No. 20 Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (issued by the Accounting Standards Board of Japan on September 8, 2006)" has been adopted from the current consolidated accounting period.

Comparison of the results based on the above method to those based on the conventional standard is discussed below.

<Consolidated balance sheet>

Current assets increased by 1,888 million yen, fixed assets decreased by 192 million yen, current liabilities decreased by 28 million yen, and minority interests in consolidated subsidiaries increased by 1,724 million yen.

<Consolidated income statements>

Operating income increased by 1,014 million yen, operating expenses increased by 408 million yen, operating profit, income before extraordinary items, and income before income taxes decreased by 605 million yen, and minority interests in consolidated subsidiaries increased by 605 million yen.

<Consolidated statements of cash flows>

The cash flow from operating activities decreased by 930 million yen, and cash and cash equivalents increased by 1,450 million yen due to additional consolidation of subsidiaries, thus the balance of cash and cash equivalents at the end of this accounting period increased by 519 million yen.

<Changes in disclosure methods>

(Consolidated balance sheet)

"Purchased receivables" which was included and presented in the "Inventories" account of current assets up to the prior consolidated accounting period, are now separately presented, as the amount of purchased receivables has exceeded one per cent of the total assets.

The "Purchased receivables" figure of the previous consolidated accounting period was 17,423 million yen.

(Consolidated income statements)

Foreign currency loss, which were included in "other non-operating expenses" under non-operating expenses up to the prior consolidated fiscal year, are now presented separately, as they have exceeded 10 per cent of non-operating expenses. Incidentally, foreign currency loss for the prior consolidated fiscal year were 11 million yen.

(Consolidated statements of cash flows)

"Decrease (increase) in purchased receivables," which was included in the "Decrease (increase) in inventories" under cash flow for the operating activities up to the prior consolidated accounting period, is separately presented in the consolidated statements of cash flows as well in accordance with a separate statement of "Purchased receivables."

The "Decrease (increase) in purchased receivables" of the previous consolidated accounting period was a decrease of 4,700 million yen.

(7) Notes to Consolidated Financial Statements

Notes to Consolidated Balance Sheets

Prior consolidated fiscal year (As of March 31, 2006)	This consolidated fiscal year (As of March 31, 2007)
1. Cumulative depreciation of tangible fixed assets (Millions of yen) 46,018	1. Cumulative depreciation of tangible fixed assets (Millions of yen) 46,508
2. Value of affiliated company stock in investment securities (Millions of yen) 10,035	2. Value of affiliated company stock in investment securities (Millions of yen) 10,340
3. Assets pledged as security (Millions of yen) (1) Pledged assets Loan receivable 340,716 <46,582> [27,623] (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 130,508 <24,217> [7,960] Long-term loans 197,383 <21,254> [7,960] Total 328,891 <46,471> [15,920] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	3. Assets pledged as security (Millions of yen) (1) Pledged assets Loan receivable 211,371 <21,257> [21,934] (2) Secured liabilities Current portion of long-term loans 105,432 <14,597> [7,960] Long-term loans 91,951 <6,657> [−] Total 197,383 <21,254> [7,960] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.
4. —	4. Bills matured on the last day of the consolidated accounting period As to accounting procedures for bills matured on the last day of the consolidated accounting period, they were settled on the date of clearance. However, the last day of the current consolidated accounting period fell on a banking holiday, therefore, 4 million yen of trade note receivables that matured on the last day of the consolidated accounting period are included in the balance at the end of the consolidated accounting period.
5. Contingent liabilities Amount of guaranteed receivables of guarantee business (Millions of yen) Guaranteed receivables 89,894 Allowance for loss on guaranteed receivables 1,647 Net 88,246	5. Contingent liabilities Amount of guaranteed receivables of guarantee business (Millions of yen) Guaranteed receivables 105,977 Allowance for loss on guaranteed receivables 1,961 Net 104,015
6. Shares Issued The number of common stocks issued at the end of this fiscal year is 159,628 thousands.	6. —
7. Treasury Stock The number of common stocks for treasury is 2,438,225.	7. —

Prior consolidated fiscal year (As of March 31, 2006)	This consolidated fiscal year (As of March 31, 2007)
7. Commitment line contracts for loans receivables Loans extended by the Company and some of consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 880,903 million yen at the end of the accounting period. This included a total of 611,480 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and consolidated subsidiaries. Contracts contain provisions allowing the Company and consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	7. Commitment line contracts for loans receivables Loans extended by the Company and some of consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 905,420 million yen at the end of the accounting period. This included a total of 653,978 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and consolidated subsidiaries. Contracts contain provisions allowing the Company and consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
8. Status of bad debts of loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,852 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 37,382 million yen. Under the policies stipulated in Japan's tax laws, 12,635 million yen of this amount would be classified as loans overdue by three months or more, 7,205 million yen as restructured loans and 17,541 million yen as loans no longer in arrears. Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law. That of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.	8. Status of bad debts of loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,246 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 65,333 million yen. Under the policies stipulated in Japan's tax laws, 20,705 million yen of this amount would be classified as loans overdue by three months or more, 9,571 million yen as restructured loans and 35,057 million yen as loans no longer in arrears. Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law. That of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

Prior consolidated fiscal year (As of March 31, 2006)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,707) 7,707	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(12,521) 49,904	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(14,631) 1,995	Loans other than the above that are overdue by three months or more.
Restructured loans	(61,969) 54,764	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(96,829) 114,371	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

10. Financial assets received as freely disposable securities

The Company and some of its consolidated subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as short-term loans)
26,997 million yen

Market value of marketable securities purchased at the end of the consolidated accounting period
26,972 million yen

11. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 22 financial institutions. As of the end of this consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for overdraft and commitment line	331,853
Amount of borrowing	99,004
Unused amount	232,849

This consolidated fiscal year (As of March 31, 2007)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,050) 7,050	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(21,034) 86,368	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(22,351) 1,645	Loans other than the above that are overdue by three months or more.
Restructured loans	(63,959) 54,388	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(114,396) 149,453	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

10. Financial assets received as freely disposable securities

The Company and some of its consolidated subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as short-term loans)
52,965 million yen

Market value of marketable securities purchased at the end of the consolidated accounting period
52,930 million yen

11. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 18 financial institutions. As of the end of this consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for overdraft and commitment line	332,087
Amount of borrowing	107,888
Unused amount	224,199

Notes to Consolidated Financial Statements of Income

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006) / This consolidated fiscal year (From April 1, 2006 to March 31, 2007)

1. Principal items of other financial income

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)

	(Millions of yen)
Interest on deposits	4
Interest on loans	8
Effect of currency exchange	36

This consolidated fiscal year (From April 1, 2006 to March 31, 2007)

	(Millions of yen)
Interest on deposits	75
Interest on loans	79
Effect of currency exchange	17

2. Principal financial expenses

Prior consolidated fiscal year

	(Millions of yen)
Interest paid	13,404
Interest on straight bonds	5,066
Bond issue expenses	383

This consolidated fiscal year

	(Millions of yen)
Interest paid	14,047
Interest on straight bonds	4,889
Bond issue expenses	331

3. Principal items of operational expenses

Prior consolidated fiscal year

	(Millions of yen)
Advertising expenses	19,014
Provision for bad debts	115,477
Provision for loss on guaranteed receivables	1,647
Provision for loss on interest repayments	23,700
Salaries	33,640
Retirement benefit expenses	3,223
Provision for directors' and corporate auditors' retirement benefits	98
Welfare expenses	4,223
Leases	13,747
Depreciation expenses	4,446
Fees	32,125

This consolidated fiscal year

	(Millions of yen)
Advertising expenses	13,491
Provision for bad debts	130,596
Provision for loss on guaranteed receivables	1,960
Bad debt write-offs	5,039
Provision for loss on interest repayments	200,147
Salaries	31,892
Retirement benefit expenses	1,269
Provision for directors' and corporate auditors' retirement benefits	93
Welfare expenses	4,113
Leases	13,341
Depreciation expenses	3,772
Fees	36,111

4. Breakdown of gains on sales of fixed assets

Prior consolidated fiscal year

	(Millions of yen)
Buildings and structures	0
Equipment and furniture	10
Land	213
Total	224

This consolidated fiscal year

	(Millions of yen)
Buildings and structures	2
Vehicles and delivery equipment	0
Equipment and furniture	0
Land	2
Total	5

5. Breakdown of other extraordinary income

Prior consolidated fiscal year

	(Millions of yen)
Gains on sales of golf club memberships	1
Gains on settlement of affiliated companies	7
Total	9

Gains on settlement of affiliated companies results from gains on liquidation of shares of an affiliated company due to the dissolution of ACOM PACIFIC, INC.

This consolidated fiscal year

	(Millions of yen)
Gains on maturity of investment trusts	35
Gains on sales of golf club membership	0
Total	36

6. Loss on sales of fixed assets

Prior consolidated fiscal year

	(Millions of yen)
Buildings and structures	283
Equipment and furniture	11
Land	74
Leasehold	4
Telephone rights	60
Other intangible asset	34
Total	468

This consolidated fiscal year

	(Millions of yen)
Buildings and structures	0
Equipment and furniture	4
Land	12
Telephone rights	61
Total	78

7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below:

Prior consolidated fiscal year

	(Millions of yen)
Buildings and structures	621
Equipment and furniture	180
Total	802

This consolidated fiscal year

	(Millions of yen)
Buildings and structures	324
Vehicles and delivery equipment	0
Equipment and furniture	40
Total	364

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)	This consolidated fiscal year (From April 1, 2006 to March 31, 2007)

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)

8. Impairment loss

Our Group has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Mie Toba City	Welfare/Leisure Facility	Land and Buildings etc.

(2) Method of grouping assets

The smallest units our Group has adopted for the grouping of fixed assets are as bellow:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial or non-financial businesses: departments etc.

For leasehold estate and property to be sold, the smallest units are the individual assets themselves.

Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment loss was recognized

We recognized impairment loss on property to be sold because the sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.

(4) Amounts of impairment loss

	(Millions of yen)
Buildings and structures	3
Land	0
Total	4

(5) Calculation of recovery price

The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7% the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.

9. —

This consolidated fiscal year (From April 1, 2006 to March 31, 2007)

8. Impairment loss

Our Group has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Iwate Hachimantai City	Welfare/Leisure Facility	Land and Buildings etc.
Shizuoka Hamamatsu City	Welfare/Leisure Facility	Land and Buildings etc.
Mie Toba City	Welfare/Leisure Facility	Land and Buildings etc.

(2) Method of grouping assets

The smallest units our Group has adopted for the grouping of fixed assets are as bellow:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial or non-financial businesses: departments etc.

For leasehold estate and property to be sold, the smallest units are the individual assets themselves.

Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment loss was recognized

We recognized impairment loss on property to be sold because the sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.

(4) Amounts of impairment loss

	(Millions of yen)
Buildings and structures	6
Equipment and furniture	0
Land	1
Total	8

(5) Calculation of recovery price

The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7% the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.

9.Management restructuring expenses were expenses incurred in the reform of our cost structure, which was conducted in order to enhance business efficiency.

A description of them is as follows:

	(Millions of yen)
Special retirement benefit expenses	14,312
Outplacement expenses	818
Business promotion restructuring expenses	2,851
Total	17,982

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)	This consolidated fiscal year (From April 1, 2006 to March 31, 2007)
10. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 15 Provision for default of golf club memberships 30 Loss on maturity of golf club memberships 15 Temporary amortization of long-term prepaid expenses 27 Total 88	10. Breakdown of other extraordinary losses (Millions of yen) Loss on revaluation of inventories 535 Valuation loss of golf club memberships 2 Provision for default of golf club memberships 3 Loss on maturity of golf club memberships 1 Temporary amortization of long-term prepaid expenses 20 Total 562
11. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	11. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

(11) Notes to Consolidated Statement of Changes in Net Assets

This Accounting Period (From April 1, 2006 to March 31, 2007)

(A) Matters related to issued shares

Type of shares	Prior consolidated fiscal year (As of March 31, 2006)	Increase	Decrease	This consolidated accounting period (As of March 31, 2007)
Common shares	159,628,280	—	—	159,628,280

(B) Matters related to treasury shares

Type of shares	Prior consolidated fiscal year (As of March 31, 2006)	Increase	Decrease	This consolidated accounting period (As of March 31, 2007)
Common shares	2,438,225	44	4,300	2,433,969

(Outline for the change)

44 shares of increase is owing to purchase of shares in units of less than 10.

4,300 shares of decrease is owing to exercising rights of stock options.

(C) Matters related to stock acquisition rights, etc

None

(D) Matters related to dividends

(a) Dividends paid

Resolution	Type of shares	Total amount of dividends (millions of yen)	Dividends per share (yen)	Basic date	Effective date
Annual shareholders' meeting as of June 22, 2006	Common shares	11,003	70.00	March 31,2006	June 23, 2006
Board of Directors' as of November 8, 2006	Common shares	11,003	70.00	September 30, 2006	December 8, 2006

(b) Dividends after the end of this consolidated accounting period of which basic date belongs to this consolidated accounting period

Resolution	Type of shares	Source of dividends	Total amount of dividends (million of yen)	Dividends per share (yen)	Basic date	Effective date
Annual shareholders meeting as of June 27, 2007	Common shares	Earned surplus	4,715	30.00	March 31, 2007	June 28, 2007

Notes to Consolidated Statements of Cash Flows

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)		This consolidated fiscal year (From April 1, 2006 to March 31, 2007)	
1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as of March 31, 2006.		1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as of March 31, 2006.	
	(Millions of yen)		(Millions of yen)
Cash and time deposits	70,402	Cash and time deposits	93,418
Marketable securities	721	Marketable securities	35
Short-term loans	26,997	Short-term loans	52,965
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(721)	Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(35)
Cash and cash equivalents	97,399	Cash and cash equivalents	146,383
2. Breakdown of assets and liabilities of new consolidated subsidiaries by acquisition of stocks DC Servicer company, Ltd.		2. ---	
	(Millions of yen) (As of September 30, 2006)		
Current assets	112		
Fixed assets	15		
Consolidation adjustment account	(35)		
Current liabilities	(36)		
Minority interests in consolidated subsidiaries	(18)		
Acquisition price of stocks	37		
Cash and cash equivalents	(51)		
Balance: Net payments for acquisition	(13)		

(13) Segment Information

(A) Business segment information

Prior consolidated fiscal year (from April 1, 2005 to March 31, 2006) and this consolidated fiscal year (from April 1, 2006 to March 31, 2007)

Detailed business segment information is omitted as operating income, operating profit and assets in financial service business account for more than 90% of total consolidated operating income, consolidated operating profit and total assets across all segments.

(B) Geographical segment information

Prior consolidated fiscal year (from April 1, 2005 to March 31, 2006) and this consolidated fiscal year (from April 1, 2006 to March 31, 2007)

Geographical segment information is omitted as sales and assets in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior consolidated fiscal year (from April 1, 2005 to March 31, 2006) and this consolidated fiscal year (from April 1, 2006 to March 31, 2007)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

Lease Transactions

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)	This consolidated fiscal year (From April 1, 2006 to March 31, 2007)
1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee	1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	177	88	89
Equipment and furniture	3,941	2,793	1,148
Total	4,119	2,881	1,237

(2) Equivalent balance of the unaccrued lease fees

Within a year	731
More than one year	532
Total	1,264

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

Lease fees payable	1,272
Equivalent of depreciation	1,211
Equivalent of interest payable	40

(4) Method of calculation of equivalent of depreciation
Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest
The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

This consolidated fiscal year (From April 1, 2006 to March 31, 2007)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	124	81	42
Equipment and furniture	2,049	1,394	655
Total	2,173	1,476	697

(2) Equivalent balance of the unaccrued lease fees

Within a year	409
More than one year	302
Total	711

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

Lease fees payable	794
Equivalent of depreciation	758
Equivalent of interest payable	22

(4) Method of calculation of equivalent of depreciation
Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest
The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

Transactions between related parties

This consolidated fiscal year (from April 1, 2006 to March 31, 2007)

(A) Directors and primary individual shareholders, etc.

(Millions of yen)

Attribute	Name	Address	Paid-in Capital	Business outline/Occupation	Ratio of voting rights holding (held)	Relationship: Directors involved in other business	Relationship: Business	Summary of transactions	Amount transacted	Subject	Outstanding amount at the end of the fiscal year
Director	Kyosuke Kinoshita	–	–	Chairman of the Company and also chief director of The Institute for Research on Household Economics	–	–	–	Donation	200	–	–
Company owned by the directors and their close relatives holding the majority of ratio of voting rights	Itoko Co., Ltd.	Osaka City, Kita-ku	400	Rental of real estates	Direct (1.21%)	–	Rental of real estates	Guaranty money deposited for premises	–	Guaranty money deposited	6
								Rent Payment	6	–	–
	HOTEL MONTEREY CO., LTD.	Osaka City, Kita-ku	1,000	Hotel Business	–	–	Use of facilities (corporate members)	Initial membership fees Guaranty money	2	Other investments	2
								Annual membership fees etc.	17	Other current liabilities	0

Notes: 1. Amount transacted above does not include consumption tax, etc.

2. Terms and conditions of the transaction and its policies

The Institute for Research on Household Economics conducts research on household economy. We determine the terms and conditions of transactions by taking its business plans and business performance into consideration.
Terms and conditions of property lease contracts by Itoko Co., Ltd. are determined as being in common practice.
With regard to the lease fee for the property lease of Itoko Co., Ltd. is determined by the negotiations once in two years based on market situation of neighborhoods.
Transactions with HOTEL MONTEREY CO., LTD. are the same as transactions with ordinary parties with which we have dealings.

(B) Subsidiaries of parent and other related companies

(Millions of yen)

Attribute	Name	Address	Paid-in Capital	Business outline	Ratio of voting rights holding (held)	Relationship: Directors involved in other business	Relationship: Business	Summary of transactions	Amount transacted	Subject	Outstanding amount at the end of the fiscal year
Subsidiary of other related company	Mitsubishi UFJ Trust and Banking Corporation	Chiyoda-ku, Tokyo	324,279	Trust bank business	Direct (2.01%)	–	Borrowing	Borrowing of the capital	Borrowing : 78,000	Short-term loans	20,000
									Repayment : 51,659	Current portion of long-term loans	61,068
										Long-term loans	128,574
								Payment of interest	4,503	Other current assets	339
										Other current liabilities	251
	Mitsubishi UFJ Securities Co., Ltd.	Chiyoda-ku, Tokyo	65,518	Securities business	Direct (0.00%)	–	Gensaki transaction	Gensaki transaction	Purchase: 59,975 Sale: 49,978	Short-term loans	9,997
								Interest received	7	Other current assets	0

Note: Terms and conditions of the transaction and its policies

Interest rates of the borrowing by Mitsubishi UFJ Trust and Banking Corporation are the money market rates.

Interest rates of Gensaki transaction by Mitsubishi UFJ Securities Co., Ltd. are the money market rates.

Notes to the Method of Tax Effect Accounting

Prior consolidated fiscal year (As of March 31, 2006)		This consolidated fiscal year (As of March 31, 2007)	
1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities		1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities	
Deferred tax assets:	(Millions of yen)	Deferred tax assets:	(Millions of yen)
Nondeductible write-offs of bad debts	11,800	Bad debt write-offs	15,183
Amount exceeding the tax limit for the provision for bad debt allowance	13,113	Allowance for bad debts	8,664
Allowance for loss on guaranteed receivables	1,356	Allowance for loss on guaranteed receivables	1,610
Allowance for loss on interest repayments	9,643	Allowance for loss on interest repayments	199,381
Amount exceeding the tax limit for the provision for accrued bonuses	1,549	Accrued bonuses	1,177
Provision for directors' and corporate auditors' retirement benefits	346	Allowance for directors' and corporate auditors' retirement benefits	338
Unrecognized accrued interest income	571	Unrecognized accrued interest income	1,869
Accrued enterprise tax	1,995	Small capital expenditures	118
Non-deductible depreciation exceeding the tax limit for depreciation of small capital	148	Software application	6,382
Amount exceeding the tax limit for the amortization of software application	6,281	Deferred consumption tax and other	309
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	314	Loss on revaluation of investments in marketable securities	6,247
Non-deductible devaluation of marketable securities	232	Valuation loss of golf club memberships	141
Unrecognized valuation loss on golf club memberships	155	Loss on revaluation of inventories	349
Amount exceeding the tax limit for depreciation	137	Depreciation and amortization	160
Elimination of unrealized inter-company profit	1,272	Elimination of unrealized inter-company profit	1,160
Tax loss carry forwards of subsidiaries	10,719	Tax loss carry forwards of subsidiaries	11,201
Others	1,389	Others	1,546
Sub total deferred tax assets	61,028	Sub total deferred tax assets	255,843
Valuation allowance	(11,718)	Valuation allowance	(192,175)
Total deferred tax assets	49,310	Total deferred tax assets	63,668
Deferred tax liabilities:		Deferred tax liabilities:	
Retained earnings of subsidiaries	5,354	Retained earnings of subsidiaries	6,110
Charge for prepaid pension expenses	678	Charge for prepaid pension expenses	940
Change in valuation of other marketable securities	21,453	Change in valuation of other marketable securities	9,018
Others	173	Others	585
Total deferred tax liabilities	27,660	Total deferred tax liabilities	16,653
Balance of deferred tax assets	21,650	Balance of deferred tax assets	47,014
2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes		2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes	(%)
Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.		The statutory tax rate	40.7
		(Adjustment)	
		Net gain in affiliates by the equity method	0.1
		Retained earnings of subsidiaries	(0.2)
		Expenses not deductible for income tax purposes	(0.0)
		Inhabitants' per capita taxes	(0.0)
		Valuation allowance	(41.7)
		Others	0.0
		The effective tax rate	(1.1)

(17) Marketable Securities

(A) Bonds held to maturity with market quotations

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2006)			This consolidated fiscal year (As of March 31, 2007)		
	Book Value	Market Price	Unrealized gain (loss)	Book Value	Market Price	Unrealized gain (loss)
Market price greater than book value						
(a) Government/municipal	–	–	–	–	–	–
(b) Corporate	–	–	–	–	–	–
(c) Miscellaneous	4,000	4,071	71	4,000	4,022	22
Subtotal	4,000	4,071	71	4,000	4,022	22
Book value greater than market price						
(a) Government/municipal	–	–	–	–	–	–
(b) Corporate	–	–	–	–	–	–
(c) Miscellaneous	–	–	–	–	–	–
Subtotal	–	–	–	–	–	–
Total	4,000	4,071	71	4,000	4,022	22

(B) Other marketable securities with market quotation

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2006)			This consolidated fiscal year (As of March 31, 2007)		
	Book Value	Market Price	Unrealized gain (loss)	Book Value	Market Price	Unrealized gain (loss)
Market price greater than book value						
(a) Stocks	56,895	109,369	52,473	41,949	63,919	21,969
(b) Bonds						
Government/municipal	82	84	2	83	84	1
Corporate	590	591	1	–	–	–
Miscellaneous	–	–	–	–	–	–
(c) Other	967	1,339	372	905	1,229	323
Subtotal	58,535	111,385	52,849	42,938	65,233	22,494
Book value greater than market price						
(a) Stocks	762	654	(108)	889	772	(117)
(b) Bonds						
Government/municipal	–	–	–	–	–	–
Corporate	–	–	–	–	–	–
Miscellaneous	–	–	–	–	–	–
(c) Other	670	644	(26)	673	641	(31)
Subtotal	1,433	1,299	(134)	1,563	1,414	(148)
Total	59,968	112,684	52,715	44,501	66,647	22,146

Note: In the prior consolidated accounting period, there was no record of impairment loss with respect to other securities with market prices.

In this consolidated accounting period, among other securities, those with market prices were treated with an impairment loss of 14,773 millions of yen.

Impairment losses on stocks are written off when the market price of a given stock fell more than 50% of original cost and the market price is deemed unlikely to recover the level of the original cost. Impairment losses on stocks are also written off when the market price did not recover the fall out ratio of 30% for one year after the market price of a given stock fell more than 30% to below 50% of original cost and the market price is deemed unlikely to recover the level of the original cost.

(C) Other marketable securities sold during the consolidated fiscal year

(Millions of yen)

Type	Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)	This consolidated fiscal year (From April 1, 2006 to March 31, 2007)
Amount of sales	592	1,055
Total gains on sales	0	210
Total losses on sales	—	13

(D) Principal marketable securities where there is no market quotation

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2006)	This consolidated fiscal year (As of March 31, 2007)
	Amount recorded on consolidated balance sheet	Amount recorded on consolidated balance sheet
Other marketable securities		
Unlisted securities (excluding OTC securities)	456	686
Investments in investing business association	666	255
Anonymous association agreement	631	—

(E) Redemption schedule for other marketable securities with maturities and bonds held to maturity

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2006)				This consolidated fiscal year (As of March 31, 2007)			
	Up to 1 year	More than 1 year and up to 5 years	More than 5 year and up to 10 years	More than 10 years	Up to 1 year	More than 1 year and up to 5 years	More than 5 year and up to 10 years	More than 10 years
(a) Bonds								
Government/municipal, etc.	—	84	—	—	—	84	—	—
Corporate	591	35	—	—	35	—	—	—
Miscellaneous	—	—	4,000	—	—	—	4,000	—
(b) Other	129	509	9	—	—	510	9	—
Total	721	629	4,009	—	35	595	4,009	—

Derivative Transaction

(A) Transaction information

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)	This consolidated fiscal year (From April 1, 2006 to March 31, 2007)
1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap, interest-rate caps, and currency swaps. 2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes. 3. Purpose for using derivative transactions The Company and its consolidated subsidiaries enter into contracts such as interest-rate swap agreements in order to hedge derivative against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables, and currency swaps agreements in order to hedge against the risk of fluctuation in currencies relating to payments made in Japanese Yen and receivables in foreign currency. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions. (1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements and interest-rate caps) Items hedged Loans with variable interest rates Currency related derivatives Hedging instruments Currency swaps agreements Items hedged Loans denominated in foreign currency (2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements, etc. in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans, and currency swaps agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its loans denominated in foreign currency. Derivative transactions are entered into in compliance with the Companies' internal rules. (3) Evaluating the efficacy of hedging activities In regard to interest related derivatives, the performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required.	1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap, interest-rate caps, and currency swaps. 2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes. 3. Purpose for using derivative transactions The Company and its consolidated subsidiaries enter into contracts such as interest-rate swap agreements in order to hedge derivative against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables, and currency swaps agreements in order to hedge against the risk of fluctuation in currencies relating to payments made in Japanese Yen and receivables in foreign currency. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions. (1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements and interest-rate caps) Items hedged Loans with variable interest rates and straight bonds Currency related derivatives Hedging instruments Currency swaps agreements Items hedged Loans denominated in foreign currency (2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements, etc. in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans and straight bonds, and currency swaps agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its loans denominated in foreign currency. Derivative transactions are entered into in compliance with the Companies' internal rules. (3) Evaluating the efficacy of hedging activities In regard to interest related derivatives, the performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required.

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)	This consolidated fiscal year (From April 1, 2006 to March 31, 2007)
4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap and currency swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates. In addition, the Companies are not exposed to risk on interest rate caps, as the maximum interest rate is capped at the cap rates. (2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy. 5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.	4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap and currency swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates. In addition, the Companies are not exposed to risk on interest rate caps, as the maximum interest rate is capped at the cap rates. (2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy. 5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.

(B) Matter related to market value, etc. of the derivative transaction

Prior consolidated fiscal year (from April 1, 2005 to March 31, 2006) and this consolidated fiscal year (from April 1, 2006 to March 31, 2007)

Market value information is not required as all of the Company and its consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

Retirement Benefits Accounting

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)

1. Overview of retirement benefit plans

The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: prepaid retirement pension plan, tax-qualified retirement annuity plan, and lump-sum severance payment plan. There are also cases when an employee is given a severance pay premium on leaving the company.

5 companies within the consolidated ACOM Group have lump-sum severance payment plans. As to the employees' pension fund, the Group also has a jointly established fund and a multi-employer fund. In addition, as to the tax-qualified retirement annuity plan, the Group has a jointly managed annuity plan and 1 consolidated subsidiary has a separately managed plan.

2. Retirement benefit liabilities as of March 31, 2006

(Millions of yen)

(1) Retirement benefit liabilities	(24,001)
(2) Pension assets	29,890
(3) Unfunded retirement benefit liabilities (1 + 2)	5,889
(4) Unrecognized past service liabilities	169
(5) Unrecognized difference with actuarial liability	(4,710)
(6) Difference (3 + 4 + 5)	1,348
(7) Prepaid pension expenses	1,667
(8) Allowance for retirement benefits (6 - 7)	(318)

Notes: Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.

3. Retirement benefit expenses

(1) Service expenses (Note 1)	1,659
(2) Interest expenses	444
(3) Expected investment income	(666)
(4) Recognized past service liabilities	70
(5) Difference from change of accounting standards	1,164
(6) Special severance pay premium	151
(7) Others (Note 2)	400
(8) Retirement benefit expenses (1+2+3+4+5+6+7)	3,223

Notes:

1. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses".
2. Others are premium paid to a defined-contribution pension plan.

This consolidated fiscal year (From April 1, 2006 to March 31, 2007)

1. Overview of retirement benefit plans

The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: prepaid retirement pension plan, tax-qualified retirement annuity plan, and lump-sum severance payment plan. There are also cases when an employee is given a severance pay premium on leaving the company.

5 companies within the consolidated ACOM Group have lump-sum severance payment plans. As to the employees' pension fund, the Group also has a jointly established fund and a multi-employer fund. In addition, as to the tax-qualified retirement annuity plan, the Group has a jointly managed annuity plan and 1 consolidated subsidiary has a separately managed plan.

2. Retirement benefit liabilities as of March 31, 2007

(Millions of yen)

(1) Retirement benefit liabilities	(18,939)
(2) Pension assets	27,043
(3) Unfunded retirement benefit liabilities (1 + 2)	8,103
(4) Unrecognized past service liabilities	4
(5) Unrecognized difference with actuarial liability	(5,913)
(6) Difference (3 + 4 + 5)	2,194
(7) Prepaid pension expenses	2,310
(8) Allowance for retirement benefits (6 - 7)	(116)

Notes: Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.

3. Retirement benefit expenses

(1) Service expenses (Note 1)	1,483
(2) Interest expenses	471
(3) Expected investment income	(893)
(4) Recognized past service liabilities	70
(5) Difference from change of accounting standards	(419)
(6) Special severance pay premium	154
(7) Others (Note 2)	401
(8) Retirement benefit expenses (1+2+3+4+5+6+7)	1,269

Notes:

1. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses".
2. Others are premium paid to a defined-contribution pension plan.
3. In addition to the retirement benefit expenses described above, 14,314 million yen in special retirement benefits to employees taking voluntary retirement is included in extraordinary losses.

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)	This consolidated fiscal year (From April 1, 2006 to March 31, 2007)
4. Assumptions in calculating retirement benefit liabilities (1) Discount rate 2.0% (2) Expected rate of return on investments 3.0% (3) Allocation of projected benefit liabilities Straight-line method (4) Years for amortizing past service liabilities 5 years Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence. (5) Years for amortizing actuarial losses 5 years Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.	4. Assumptions in calculating retirement benefit liabilities (1) Discount rate 2.0% (2) Expected rate of return on investments 3.0% (3) Allocation of projected benefit liabilities Straight-line method (4) Years for amortizing past service liabilities 5 years Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence. (5) Years for amortizing actuarial losses 5 years Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

Stock options etc.

This consolidated fiscal year (from April 1, 2006 to March 31, 2007)

(A) Details of stock options

Company Name	Filing company	Filing company	(Consolidated subsidiary) IR Loan Servicing, Inc.
Date of resolution	June 28, 2001	June 27, 2003	August 6, 2004
Type and number of persons awarded options	19 director(s) of this company 1,740 employee(s) of this company	10 director(s) of this company 1,739 employee(s) of this company	5 director(s) of the company concerned 30 employee(s) of the company concerned
Type of stock and number of options awarded	Common shares 351,800 shares	Common shares 349,800 shares	Common shares 133 shares
Award date	August 1, 2001	August 1, 2003	October 1, 2004
Conditions for rights determination	Continuously employed from the award date (August 1, 2001) to the rights-determination date (June 30, 2003)	Continuously employed from the award date (August 1, 2003) to the rights-determination date (June 30, 2005)	An employee on the rights-determination date (August 31, 2007) and the company has listed
Period of employment covered	From August 1, 2001 to June 30, 2003	From August 1, 2003 to June 30, 2005	From October 1, 2004 to August 31, 2007
Period of handling exercise of options	From July 1, 2003 to June 30, 2008	From July 1, 2005 to June 30, 2010	From September 1, 2007 to August 31, 2010

(B) Amount of stock options and changes in this amount

(a) Number of stock options

Company Name	Filing company	Filing company	(Consolidate subsidiary) IR Loan Servicing, Inc.
Date of resolution	June 28, 2001	June 27, 2003	August 6, 2004
Before rights determination			
At end of the prior consolidated fiscal year	—	—	101
Award	—	—	—
Expiry	—	—	36
Rights determination	—	—	—
Undetermined balance	—	—	65
After rights determination			
At end of the prior consolidated fiscal year	308,400	13,010	—
Rights determination	—	—	—
Undetermined balance	—	4,300	—
Expiry	4,600	1,600	—
Unexercised balance	303,800	124,110	—

(b) Price information

Exercise price (yen)	10,682	4,931	67,900
Average stock price at exercise (yen)	—	6,286	—
Fair appraised price on award date (yen)	—	—	—

Footnotes to statistics per Share

Prior consolidated accounting period (From April 1,2005 to March 31, 2006)	This consolidated accounting period (From April 1, 2006 to March 31, 2007)
(Yen) Net assets per share 5,901.70 Net income per share 416.69 Net income per share diluted 416.50	(Yen) Net assets per share 2,863.16 Net income per share 2,786.19 Net income per share diluted is not presented since net loss is recorded. (Additional information) "ASBJ Statement No. 2 (revised on January 31, 2006) Accounting Standard for Earnings per Share", and its "Implementation Guidance - ASBJ Guidance No. 4 (revised on January 31, 2006), Guidance on Accounting Standard for Earnings per Share" have been applied from the current consolidated accounting period. Net asset value per share of the current consolidated accounting period computed in accordance with the traditional method is 2,863.16 yen.

(Note)

1. Net assets per share is calculated based on the following data.

	Prior consolidated accounting period (As of March 31, 2006)	This consolidated accounting period (As of March 31, 2007)
Total net assets (millions of yen)	-	457,165
The amounts deducted from total net assets (millions of yen) [Minority interests included in the above] (millions of yen)	- [-]	7,091 [7,091]
Amounts of net assets related to common shares at the end of accounting period (millions of yen)	-	450,073
Number of shares issued within common shares	-	159,628,280 shares
Number of treasury shares within common shares	-	2,433,969 shares
Number of common shares to calculate net assets per share at the end of accounting period	-	157,194,311 shares

2. Net income (loss) per share and net income (loss) per share diluted are calculated based on the following data.

	Prior consolidated accounting period From April 1, 2005 to March 31, 2006	This consolidated accounting period From April 1, 2006 to March 31, 2007
Net income (loss) per share		
Net income (loss) (millions of yen)	65,595	(437,972)
Net income not available to common shareholders [Bonuses to directors included in the above] (millions of yen)	34 [34]	— [—]
Net income (loss) related to common shares (millions of yen)	65,561	(437,972)
Weighted average number of common shares during accounting period	157,337,635 shares	157,193,966 shares
Net income (loss) per share diluted		
Net income effect of dilutive securities	—	—
Number of increase of common shares [Stock options (stock acquisition rights) included in the above]	70,501 shares [70,501 shares]	— [—]
Residual securities which do not dilute net income per share	Stock options (treasury stock method) 308,400 shares	—

Important subsequent events

ACOM CO., LTD. (hereinafter: "Company") announced that the meeting of the Board of Directors held on May 10, 2007, approved the decision to provide new applicants of unsecured loans for consumers with lower maximum lending interest rate. Details are as follows.

(A) Background

ACOM has been striving on group-wide management reformation in order to establish a company group which takes serious view of sociality as well as consumer protection and provide financial services of relief and confidence with low-price. With a recognition that applying credit screening based on environmental changes as a fundamental issue, ACOM decided to lower its maximum lending interest rate for new applicants.

(B) Summary

(a) Interest loan rate

Current interest rate (effective annual interest rate): 13.140% ~ 27.375%

New interest rate (effective annual interest rate): 12.000% ~ 18.000%

(b) Customers Applicable

Those who make new contract from Monday, June 18, 2007

Current customers with accounts who meet new credit screening standard

5. Actual Results

(1) Operating income by segment

(Millions of yen)

Item \ Term	Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)		This consolidated fiscal year (From April 1, 2006 to March 31, 2007)		Change	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio
		%		%		%
Financial business	438,886	98.5	416,479	98.3	(22,407)	(5.1)
Loan business	396,485	89.0	374,590	88.4	(21,894)	(5.5)
Credit card business	6,462	1.4	6,128	1.4	(333)	(5.2)
Installment sales finance business	14,839	3.3	10,106	2.4	(4,733)	(31.9)
Guarantee business	6,651	1.5	9,244	2.2	2,593	39.0
Loan servicing business	14,117	3.2	13,827	3.3	(289)	(2.1)
Others	331	0.1	2,581	0.6	2,250	679.8
Other business	6,544	1.5	7,173	1.7	628	9.6
Rental business	4,318	1.0	4,489	1.1	170	4.0
Others	2,226	0.5	2,684	0.6	457	20.6
Total	445,431	100.0	423,652	100.0	(21,779)	(4.9)

(2) Other statistics

(A) Receivables outstanding

(Millions of yen)

Item \ Term	Prior consolidated fiscal year (As of March 31, 2006)	This consolidated fiscal year (As of March 31, 2007)	Amount of change	Percentage
				%
Loan business	1,703,172	1,632,310	(70,862)	(4.2)
Credit card business	48,120	44,842	(3,278)	(6.8)
Credit card	47,537	44,268	(3,268)	(6.9)
Others	583	574	(9)	(1.6)
Installment sales finance business	83,335	56,986	(26,348)	(31.6)
Loan servicing business	17,423	25,788	8,364	48.0
Total	1,852,053	1,759,927	(92,125)	(5.0)

(B)Number of customer accounts

Item \ Term	Prior consolidated fiscal year (As of March 31, 2006)	This consolidated fiscal year (As of March 31, 2007)	Amount of change	Percentage
				%
Loan business	3,450,636	3,435,586	(15,050)	(0.4)
Credit card business	1,259,509	1,181,806	(77,703)	(6.2)
Credit card	1,253,603	1,175,910	(77,693)	(6.2)
Others	5,906	5,896	(10)	(0.2)
Installment sales finance business	671,742	421,554	(250,188)	(37.2)
Loan servicing business	200,662	226,271	25,609	12.8
Rental Business	9,268	7,629	(1,639)	(17.7)

Notes: The definition of number of customer accounts is as follows,

(1) Loan business: The number of loan accounts with loan balance outstanding

(2) Credit card business: Cardholder of ACOM MasterCard®

(3) Installment sales finance business: Number of contracts with receivables outstanding

(4) Servicing business: Number of accounts for purchased loans

(5) Rental business: Number of users during the fiscal year

(C)Others

Item \ Term	Prior consolidated fiscal year (As of March 31, 2006)	This consolidated fiscal year (As of March 31, 2007)	Amount of change	Percentage
				%
Number of outlets	2,102	1,915	(187)	(8.9)
Number of employees	6,796	5,907	(889)	(13.1)
Allowance for bad debts (Millions of yen)	131,620	128,798	(2,821)	(2.1)
Allowance for loss on guaranteed receivables (Millions of yen)	1,647	1,961	314	19.1
Allowance for loss on interest repayments (Millions of yen)	23,700	490,000	466,300	–
Bad debt write-offs (Millionf of yen)	115,981	107,765	(8,215)	(7.1)
Interest repayments (Millions of yen)	13,528	84,147	70,619	522.0

6. Non-consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior fiscal year (As of March 31, 2006)		This fiscal year (As of March 31, 2007)		Change	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio
		%		%		%
(Assets)						
I. Current Assets	1,725,542	88.0	1,676,443	90.1	(49,098)	(2.8)
Cash and time deposits	53,981		78,836		24,855	46.0
Loans receivable	1,596,276		1,494,399		(101,877)	(6.4)
Installment accounts receivable	93,321		76,423		(16,898)	(18.1)
Marketable securities	129		35		(94)	(73.1)
Merchandise	3,721		1,963		(1,758)	(47.3)
Prepaid expenses	2,588		1,868		(720)	(27.8)
Deferred tax assets	40,244		58,198		17,953	44.6
Accrued income	11,892		11,379		(512)	(4.3)
Short-term loans	24,997		52,965		27,967	111.9
Short-term loans to affiliates	—		100		100	—
Other current assets	18,556		19,153		597	3.2
Allowances for bad debts	(120,170)		(118,880)		1,290	(1.1)
II. Fixed Assets	235,920	12.0	184,841	9.9	(51,078)	(21.7)
Tangible fixed assets	38,488	2.0	34,964	1.9	(3,524)	(9.2)
Buildings	13,301		11,667		(1,633)	(12.3)
Structures	3,775		3,222		(553)	(14.6)
Vehicles and delivery equipment	11		7		(3)	(32.6)
Equipment and furniture	14,849		13,624		(1,224)	(8.2)
Land	6,550		6,441		(108)	(1.7)
Intangible fixed assets	1,019	0.0	965	0.0	(53)	(5.3)
Leasehold	4		4		—	—
Telephone rights	1,014		960		(53)	(5.3)
Other intangible fixed assets	0		0		(0)	(17.8)
Investments and other assets	196,412	10.0	148,911	8.0	(47,500)	(24.2)
Investments in securities	110,815		67,126		(43,689)	(39.4)
Investments in shares of affiliates	38,580		36,998		(1,581)	(4.1)
Other investments in affiliates	2,197		3,791		1,594	72.5
Investments in equity other than capital stock	104		75		(29)	(27.7)
Investments in affiliates' equity other than capital stock	1		—		(1)	—
Long-term loans	1,000		1,000		—	—
Long-term loans to affiliates	24,660		22,260		(2,400)	(9.7)
Claims on bankruptcy and reorganization, etc.	3,489		3,206		(283)	(8.1)
Long-term prepaid expenses	876		817		(59)	(6.8)
Guaranty money deposited	10,587		9,780		(806)	(7.6)
Prepaid pension expenses	1,627		2,259		631	38.8
Other investments	5,002		3,716		(1,286)	(25.7)
Allowance for bad debts	(2,530)		(2,120)		410	(16.2)
Total Assets	1,961,462	100.0	1,861,285	100.0	(100,177)	(5.1)

(Millions of yen)

Subject \ Term	Prior fiscal year (As of March 31, 2006) Amount	Composition Ratio	This fiscal year (As of March 31, 2007) Amount	Composition Ratio	Change Amount	Composition Ratio
		%		%		%
(Liabilities)						
I. Current liabilities	385,572	19.6	281,426	15.1	(104,145)	(27.0)
Notes and accounts payable	1,187		1,131		(55)	(4.7)
Short-term loans	1,000		20,000		19,000	—
Current portion of long-term loans	207,221		164,382		(42,839)	(20.7)
Commercial paper	50,000		40,000		(10,000)	(20.0)
Current portion of bonds and notes	55,000		30,000		(25,000)	(45.5)
Amount payable	1,406		4,869		3,462	246.2
Accrued expenses	11,594		11,110		(484)	(4.2)
Deferred tax liabilities	24,937		72		(24,864)	(99.7)
Deposit received	433		2,021		1,588	366.4
Unearned income	84		68		(15)	(18.9)
Allowance for loss on debt guarantees	3,330		3,670		340	10.2
Allowance for loss on interest repayments	23,700		—		(23,700)	—
Deferred income on installment sales	5,515		3,893		(1,622)	(29.4)
Other current liabilities	161		206		45	28.3
II. Fixed liabilities	652,481	33.3	1,136,060	61.1	483,579	74.1
Straight bonds	210,000		230,000		20,000	9.5
Long-term loans	421,987		404,205		(17,782)	(4.2)
Deferred tax liabilities	17,130		9,008		(8,121)	(47.4)
Allowance for directors' and corporate auditors' retirement benefits	736		764		27	3.8
Special provision for loss on interest repayments	—		490,000		490,000	—
Other fixed liabilities	2,627		2,082		(544)	(20.7)
Total liabilities	1,038,053	52.9	1,417,487	76.2	379,433	36.6
(Shareholders' Equity)						
I. Common stock	63,832	3.3	—	—		
II. Capital surplus	76,020	3.9	—	—		
Additional paid-in capital	72,322		—			
Other capital surplus	3,697		—			
Net gain on disposal of treasury stock	3,697		—			
III. Earned surplus	770,836	39.3	—	—		
Legal reserve	4,320		—			
Reserve fund	690,000		—			
General reserve	690,000		—			
Unappropriated retained earnings	76,515		—			
IV. Securities valuation adjustment	31,258	1.6	—	—		
V. Treasury stock	(18,538)	(1.0)	—	—		
Total shareholders' equity	923,408	47.1	—	—		
Total liabilities, minority interests, and shareholders' equity	1,961,462	100.0	—	—		

(Millions of yen)

Subject \ Term	Prior fiscal year (As of March 31, 2006)		This fiscal year (As of March 31, 2007)		Change	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio
(Net assets)						
I. Shareholders' equity			430,666	23.1		
Common stock			63,832	3.4		
Capital surplus			76,010	4.1		
Additional paid-in capital			72,322			
Other capital surplus			3,688			
Earned surplus			309,331	16.6		
Legal reserve			4,320			
Other earned surplus			305,010			
Reserve fund			720,000			
Earned surplus brought forward			(414,989)			
Treasury stock			(18,508)	(1.0)		
II. Valuation and translation adjustments			13,131	0.7		
Securities valuation adjustment			13,131	0.7		
Total net assets			443,797	23.8		
Total liabilities and net assets			1,861,285	100.0		

(2) Non-Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior fiscal year (From April 1, 2005 to March 31, 2006)		This fiscal year (From April 1, 2006 to March 31, 2007)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I. Operating income	396,637	100.0	370,769	100.0	(25,867)	(6.5)
Interest on loans receivable	367,619		342,908		(24,710)	(6.7)
Fees from credit card business	6,139		5,770		(368)	(6.0)
Fees from installment sales finance business	5,550		3,492		(2,058)	(37.1)
Fees on guaranteed loans receivable	8,549		9,746		1,197	14.0
Other financial income	46		166		119	259.2
Sales	—		722		722	—
Other operating income	8,732		7,962		(769)	(8.8)
II. Operating expenses	290,512	73.2	459,762	124.0	169,249	58.3
Financial expenses	18,186	4.6	16,928	4.6	(1,258)	(6.9)
Cost of sales	—	—	1,223	0.3	1,223	—
Other operating expenses	272,325	68.6	441,610	119.1	169,285	62.2
Operating profit	106,124	26.8	(88,992)	(24.0)	(195,117)	—
III. Non-operating income	2,215	0.6	3,046	0.8	830	37.5
Interest income	572		510		(61)	(10.8)
Interest on securities	97		106		9	9.8
Dividends received	544		1,089		544	100.0
Gains on sale of securities	0		—		(0)	—
Insurance payment received	50		66		16	32.0
Rent from Company's residence	492		506		14	3.0
Other non-operating income	458		765		307	67.1
IV. Non-operating expenses	165	0.1	236	0.0	70	42.8
Loss on investments in investing business association	124		163		39	31.4
Other non-operating expenses	41		73		31	76.6
Income before extraordinary items	108,174	27.3	(86,183)	(23.2)	(194,357)	—
V. Extraordinary income	489	0.1	269	0.0	(219)	(44.9)
Gains on sale of fixed assets	201		5		(196)	(97.4)
Gains on sales of investment in marketable securities	—		206		206	—
Gains on sales of investments in affiliates	286		21		(264)	(92.3)
Other extraordinary income	1		36		35	—
VI. Extraordinary Losses	1,424	0.4	350,835	94.6	349,411	—
Loss on sale of fixed assets	436		63		(373)	(85.5)
Loss on disposal of fixed assets	871		358		(513)	(58.9)
Impairment loss	4		8		4	102.0
Loss on revaluation of investments in marketable securities	—		14,784		14,784	—
Loss on settlement of affiliated companies	22		—		(22)	—
Special Provision for loss on interest repayments	—		317,061		317,061	—
Management restructuring expense	—		17,997		17,997	—
Other extraordinary losses	88		562		473	534.7
Income before income taxes	107,239	27.0	(436,749)	(117.8)	(543,988)	—
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	44,770	10.8	16,353	0.7	(28,418)	(93.7)
Deferred income taxes	(1,682)		(13,638)		(11,956)	
Net income	64,152	16.2	(439,463)	(118.5)	(503,616)	—
Retained earnings carried forward from the previous period	23,363					
Interim dividends	10,999					
Unappropriated retained earnings	76,515					

(3) Appropriation of Retained Earnings

(Millions of yen)

Term / Subject	Prior fiscal year (As of June 22, 2006) Amount
I. Unappropriated retained earnings	76,515
II. The above shall be appropriated as follows:	
Dividends	11,003
per share	¥70.00 (Regular dividends: ¥70.00)
Bonus to directors	34
Voluntary reserve	30,000
III. Unappropriated retained earnings carried forward	35,478

Notes: 1. As of December 5, 2005, the Company paid interim dividends of ¥70.00 per share (regular dividends) amounted to ¥10,999,942,730 in total.

2. The dividends for this fiscal year as shown above will not be paid to 2,438,225 shares of treasury stock.

(4) Summarized Non-Consolidated Statement of Changes in Net Assets
This Accounting Period (From April 1, 2006 to March 31, 2007)

	Shareholders' Equity			
		Capital Surplus		
	Common Stock	Additional paid-in capital	Other capital surplus	Total capital surplus
Balance as of March 31, 2006	63,832	72,322	3,697	76,020
Changes during this accounting period				
Dividends from surplus (Note)				
Dividends from surplus				
Bonuses to directors (Note)				
Additions to voluntary reserve (Note)				
Net income (loss) for this accounting period				
Acquisition of treasury stock				
Disposal of treasury stock			(9)	(9)
Total changes during this accounting period			(9)	(9)
Balance as of March 31, 2007	63,832	72,322	3,688	76,010

	Shareholders' Equity					
	Retained earnings					
	Legal reserve	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,320	690,000	76,515	770,836	(18,538)	892,150
Changes during this accounting period						
Dividends from surplus (Note)			(11,003)	(11,003)		(11,003)
Dividends from surplus			(11,003)	(11,003)		(11,003)
Bonuses to directors (Note)			(34)	(34)		(34)
Additions to voluntary reserve (Note)		30,000	(30,000)			
Net income (loss) for this accounting period			(439,463)	(439,463)		(439,463)
Acquisition of treasury stock					(0)	(0)
Disposal of treasury stock					30	21
Total changes during this accounting period		30,000	(491,504)	(461,504)	30	(461,483)
Balance as of March 31, 2007	4,320	720,000	(414,989)	309,331	(18,508)	430,666

	Valuation and translation adjustments		Total net assets
	Securities valuation adjustment	Total valuation and translation adjustments	
Balance as of March 31, 2006	31,258	31,258	923,408
Changes during this accounting period			
Dividends from surplus (Note)			(11,003)
Dividends from surplus			(11,003)
Bonuses to directors (Note)			(34)
Additions to voluntary reserve (Note)			
Net income (loss) for the this accounting period			(439,463)
Acquisition of treasury stock			(0)
Disposal of treasury stock			21
Net changes of items other than shareholders' equity during this accounting period	(18,127)	(18,127)	(18,127)
Total changes during this accounting period	(18,127)	(18,127)	(479,611)
Balance as of March 31, 2007	13,131	13,131	443,797

Note: Items represent disposal of retained earnings at the Annual Shareholders Meeting in June 2006.

(5) Significant Items Relating to the Preparation of Non-Consolidated Financial Statements

(A) Valuation and computation of marketable securities

(a) Securities of subsidiaries and affiliates ... Cost as determined by the moving average method

(b) Securities held to maturity...Amortized cost method (straight-line method)

(c) Other marketable securities

Where there is a market price

Market value as determined by the quoted price at the end of the fiscal year

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(B) Valuation and computation of derivative transactions

Option transaction ... Market value

Swap transaction ... Market value

(C) Valuation and computation of the inventories

Merchandise ... Cost on an individual specified cost basis

(D) Depreciation of the fixed assets

(a) Tangible fixed assets and building and structures in trust ... Declining balance method

(Depreciable life)

Buildings ... 3 to 47 years

Structure ... 3 to 45 years

Vehicles and delivery equipment ... 4 to 6 years

Equipment and furniture ... 2 to 20 years

(b) Intangible fixed assets ... Straight-line method

(c) Long-term prepaid expenses ... Amortized in equal installments

(E) Method of treatment of deferred assets

Bond issue expenses ... Entire amount expensed as incurred

(F) Currency translation standards for foreign-currency-denominated assets or liabilities into yen

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the accounting date, and differences in currency translation are added up as profit or loss.

(G) Basis for calculating allowances

(a) Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed receivables, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the this fiscal year.

(c) Allowance for loss on interest repayments

In order to prepare for potential loss on interest repayments in the future, ACOM Group estimates and provides a reasonable amount of allowance for loss on interest repayments in consideration of the past actual results and the latest conditions of such interest repayments.

(Additional information)

In response to "Audit procedures of consumer financing companies concerning the allowance for loss caused by interest repayments claims (Technical topic report No. 37)," which was issued by the Japanese Institute of Certified Public Accountants on October 13, 2006 to clarify the policy concerning methods for calculating the allowance for loss on interest repayments and the reasonable period of estimation, the method used to compute amounts of the said allowance was changed in this accounting period.

The balance of 317,061 million yen between the allowance amount at the beginning of period computed based on the aforementioned procedures and the allowance amount computed based on the estimation method of the previous fiscal year (including 33,238 million yen, the amount transferred from the initial balance of the allowance) was included in the extraordinary loss.

As a result, compared to the method utilized in the previous fiscal year, operating profit and income before extraordinary items increased by 50,425 million yen, and loss before income taxes increased by 367,486 million yen.

(d) Allowance for retirement benefits
The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this fiscal year.
As projected pension fund asset exceeds the adjusted amounts of projected benefit obligation by unrecognized projected past service liabilities and unrecognized actuarial gains or losses, the surplus is included in the balance of prepaid pension expenses.

(e) Allowance for directors' and statutory auditors' retirement benefits
The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of the fiscal year in accordance with the Company's internal rules.
Interest Restriction Law of Japan or the contracted interest rate of the Company.

(H) Basis of recognition of income and expenses

(a) Interest on loans receivable
Interest on loans receivable is recognized on an accrual basis.
Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

(b) Income from credit card business
Customer fees ... Recognized mainly by credit balance method.
Merchant fees ... Recognized as fees when treated.

(c) Income from installment sales finance business
Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

(d) Fees on guaranteed receivables ...Recognized by credit-balance method

(I) Accounting for lease transactions
The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(J) Accounting for hedging activities

(a) Accounting for hedging activities
Deferred hedge accounting has been adopted.
Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.

(b) Hedging instruments and items hedged
Hedging instruments ... Interest-rate swaps agreements and interest-rate caps
Items hedged ... Loans with variable interest rates

(c) Hedging policy
The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

(d) Evaluating the efficacy of hedging activities
The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria.
As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(K) Other significant accounting policies for the preparation of non-consolidated financial statements

(a) Treatment of consumption tax
Consumption tax is treated outside of the financial statements
However, non-deductible consumption tax and others relating to assets are recognized as an expense during the year in which it is incurred.

(6) Change in Accounting Policies

(Accounting standards for presentation of net assets in the balance sheet)

"ASBJ Statement No. 5, Accounting Standards for Presentation of Net Assets in the Balance Sheet and its Implementation Guidance (issued by the Accounting Standards Board of Japan on December 9, 2005)" and "ASBJ Guidance No. 8, Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (issued by the Accounting Standards Board of Japan on December 9, 2005)" have been applied from the current accounting period.

The amount corresponding to the conventional shareholders' equity is 443,797 million yen.

Additionally, the statement of net assets in the current accounting period was prepared in accordance with the revised rules for consolidated financial statements in response to the amendment of the regulations concerning such statements.

(Accounting standards for presentation of directors' bonus)

The Accounting Standard for Directors' Bonus (ASBJ Statement No. 4, November 29, 2005) has been applied from this consolidated fiscal year.

This has resulted in the amount of operating expenses, operating loss, loss before extraordinary items, and loss before income taxes being 22 million yen higher than they would have been had the old method been used.

(7) Notes to Non-consolidated Financial Statements

Notes to Non-Consolidated Balance Sheets

Prior fiscal year (As of March 31, 2006)	This fiscal year (As of March 31, 2007)
1. Cumulative depreciation of tangible fixed assets (Millions of yen) 44,719	1. Cumulative depreciation of tangible fixed assets (Millions of yen) 44,063
2. Assets pledged as security (1) Pledged assets Loan receivable 340,716 (46,582) [27,623] (2) Secured liabilities Short-term loans 1,000 < 1,000> Current portion of Long-term loans 130,508 <24,217> [7,960] Long-term loans 197,383 <21,254> [7,960] Total 328,891 <46,471> [15,920] Figures in the brackets "< >" represent amounts engaged in transferring of assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	2. Assets pledged as security (1) Pledged assets Loan receivable 211,371 (21,257) [21,934] (2) Secured liabilities Current portion of Long-term loans 105,432 <14,597> [7,960] Long-term loans 91,951 <6,657> [-] Total 197,383 <21,254> [7,960] Figures in the brackets "< >" represent amounts engaged in transferring of assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.
3.Authorized shares and issued shares Company's authorized common share capital is 532,197 thousand shares. Our articles of incorporation authorize us to reduce same number of shares when cancellation of shares occurs. Company's issued common share capital is 159,628 thousand shares.	3. —
4.Treasury stock Company holds 2,438,225 shares of common stock.	4. —
5. Contingent liabilities (1) Amount of guaranteed receivables of guarantee business Guaranteed receivables 163,782 Allowance for loss on guaranteed receivables 3,330 Net 160,452 (2)Amount of guaranteed liabilities of affiliated companies JLA INCORPORATED 1,108 ACOM ESTATE CO., LTD. 50 JCK CREDIT CO., LTD. 1,099 IR Loan Servicing, Inc. 1,200 DC Cash One Ltd. 72,733 EASY BUY Public Company Limited 38,855	5. Contingent liabilities (1) Amount of guaranteed receivables of guarantee business Guaranteed receivables 179,549 Allowance for loss on guaranteed receivables 3,670 Net 175,879 (2)Amount of guaranteed liabilities of affiliated companies JLA INCORPORATED 675 IR Loan Servicing, Inc. 7,108 DC Cash One Ltd. 80,473 EASY BUY Public Company Limited 57,732

Prior fiscal year (As of March 31, 2006)	This fiscal year (As of March 31, 2007)
6. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 834,762 million yen at the end of the accounting period. This included a total of 587,092 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	6. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 845,045 million yen at the end of the accounting period. This included a total of 619,603 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
7. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,852 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 35,090 millions of yen. Under the policies stipulated in Japan's tax laws, 11,969 millions of yen of this amount would be classified as loans overdue by three months or more, 6,559 million yen as restructured loans and 16,560 million yen as loans no longer in arrears.	7. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,244 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 61,373 millions of yen. Under the policies stipulated in Japan's tax laws, 19,452 millions of yen of this amount would be classified as loans overdue by three months or more, 8,466 million yen as restructured loans and 33,453 million yen as loans no longer in arrears.

Prior fiscal year (As of March 31, 2006)	This fiscal year (As of March 31, 2007)

Prior fiscal year (As of March 31, 2006)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,000) 7,000	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(11,619) 46,709	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(13,080) 1,110	Loans other than the above that are overdue by three months or more.
Restructured loans	(61,312) 54,752	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(93,012) 109,573	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

8. Financial assets received as freely disposable securities

The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased
(Stated as short-term loans)
24,997 million yen

Market value of marketable securities purchased at the end of the fiscal year.
24,972 million yen

9. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains overdraft contract with one financial institution and designated commitment line contracts with three financial institutions. As of the end of the current non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for overdraft and commitment line	236,462
Amount of borrowing	30,920
Unused amount	205,542

10. Limitation on dividend

The amount of net asset is increased by 31,258 million yen due to revaluation of asset into market value which regulated by commercial rule code No. 124-3

This fiscal year (As of March 31, 2007)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(6,120) 6,120	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(19,603) 80,976	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(19,952) 499	Loans other than the above that are overdue by three months or more.
Restructured loans	(62,177) 53,711	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(107,853) 141,307	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

8. Financial assets received as freely disposable securities

The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased
(Stated as short-term loans)
52,965 million yen

Market value of marketable securities purchased at the end of the fiscal year.
52,930 million yen

9. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains overdraft contract with one financial institution and designated commitment line contracts with three financial institutions. As of the end of the current non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for overdraft and commitment line	228,140
Amount of borrowing	22,960
Unused amount	205,180

10. ―

Notes to Non-Consolidated Statements of Income

Prior fiscal year (From April 1, 2005 to March 31, 2006)		This fiscal year (From April 1, 2006 to March 31, 2007)	
1. Other principal financial income	(Millions of yen)	**1. Other principal financial income**	(Millions of yen)
Interest on deposits	1	Interest on deposits	70
Interest on loans	8	Interest on loans	79
Effect of currency exchange	36	Effect of currency exchange	17
2. Principal financial expenses	(Millions of yen)	**2. Principal financial expenses**	(Millions of yen)
Interest paid	11,142	Interest paid	10,905
Interest on straight bonds	4,892	Interest on straight bonds	4,367
Bond issue expenses	383	Bond issue expenses	282
3. Principal items of operating expenses	(Millions of yen)	**3. Principal items of operating expenses**	(Millions of yen)
Advertising expenses	16,087	Advertising expenses	10,875
Provision for bad debts	104,853	Provision for bad debts	120,352
Provision for loss on guaranteed receivables	3,330	Provision for loss on guaranteed receivables	3,670
Provision for loss on interest repayments	23,700	Bad debt write-offs	5,033
Salaries	27,258	Provision for loss on interest repayments	200,147
Retirement benefit expenses	3,031	Salaries	24,787
Provision for directors' and corporate auditors' retirement benefits	63	Retirement benefit expenses	1,294
Welfare expenses	3,604	Provision for directors' and corporate auditors' retirement benefits	60
Leases	12,581	Welfare expenses	3,412
Depreciation expenses	4,100	Leases	12,045
Fees	28,951	Depreciation expenses	3,493
		Fees	31,398
4. The business operation results with subsidiaries and affiliates are included into non-operating income as follows;	(Milliond of yen)	**4. The business operation results with subsidiaries and affiliates are included into non-operating income as follows;**	(Milliond of yen)
Interest income	531	Interest income	459
Dividends received	88	Dividends received	155
Other non-operating expenses	209	Other non-operating expenses	326
Total	829	Total	941
5. The business operation results with subsidiaries and affiliates are included into non-operating expenses as follows;	(Millions of yen)	**5. The business operation results with subsidiaries and affiliates are included into non-operating expenses as follows;**	(Millions of yen)
Loss on investments in investing business association	52	Loss on investments in investing business association	114
Other non-operating expenses	4	Other non-operating expenses	5
Total	57	Total	119
6. Breakdown of gains on sales of fixed assets	(Millions of yen)	**6. Breakdown of gains on sales of fixed assets**	(Millions of yen)
Buildings	0	Buildings	2
Equipment and furniture	0	Structures	0
Lands	201	Vehicles and delivery equipment	0
Total	201	Equipment and furniture	0
		Lands	2
		Total	5

Prior fiscal year
(From April 1, 2005 to March 31, 2006)

7. Gains on sales of investments in shares in affiliates results from sales of shares of CHAILEASE ACOM FINANCE CO., LTD.

8. Other extraordinary income results from sales of golf club memberships.

9. Breakdown of loss on sales of fixed assets

	(Millions of yen)
Buildings	270
Structures	5
Equipment and fixture	7
Land	54
Leasehold	4
Telephone rights	60
Other intangible assets	34
Total	436

10. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below.

	(Millions of yen)
Buildings	420
Structures	267
Equipment and fixture	184
Total	871

11. The Company has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Mie Toba City	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

This fiscal year
(From April 1, 2006 to March 31, 2007)

7. Gains on sales of investments in shares in affiliates results from sales of shares of AB PARTNER CO., LTD.

8. Breakdown of other extraordinary income

	(Millions of yen)
Gains on maturity of investment trusts	35
Gains on sales of golf club membership	0
Total	36

9. Breakdown of loss on sales of fixed assets

	(Millions of yen)
Buildings	1
Structures	0
Equipment and fixture	0
Land	13
Telephone rights	48
Total	63

10. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below.

	(Millions of yen)
Buildings	265
Structures	62
Equipment and fixture	31
Total	358

11. The Company has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Iwate Hachimantai City	Welfare/ Leisure Facilities	Land and Buildings etc.
Shizuoka Hamamatsu City	Welfare/ Leisure Facilities	Land and Buildings etc.
Mie Toba City	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

Prior fiscal year (From April 1, 2005 to March 31, 2006)	This fiscal year (From April 1, 2006 to March 31, 2007)
(3) Process through which impairment was recognized We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices. (4) Calculation of recovery price (Millions of yen) Buildings 3 Land 0 Total 4	(3) Process through which impairment was recognized We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices. (4) Calculation of recovery price (Millions of yen) Buildings 6 Equipment and furniture 0 Land 1 Total 8
(5) Calculation of recovery price The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.	(5) Calculation of recovery price The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.
12. Loss on settlement of affiliated companies results from loss on liquidation of shares of an affiliated company due to the dissolution of ACOM PACIFIC, INC.	12. —
13. —	13.Management restructuring expenses were expenses incurred in the reform of our cost structure, which was conducted in order to enhance business efficiency. A description of them is as follows: (Millions of yen) Special retirement benefit expenses 14,098 Outplacement expenses 806 Business promotion restructuring expenses 3,092 Total 17,997
14. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 15 Provision for default of golf club memberships 30 Loss on maturity of golf club memberships 15 Temporary amortization of long-term prepaid expenses 27 Total 88	14. Breakdown of other extraordinary losses (Millions of yen) Loss on revaluation of merchandise 532 Valuation loss of golf club memberships 2 Provision for default of golf club memberships 3 Loss on maturity of golf club memberships 1 Temporary amortization of long-term prepaid expenses 20 Total 562
14. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.	14. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.

Notes to Non-Consolidated Statement of Changes in Net Assets

This Accounting Period (From April, 2006 to March 31, 2007)

(A)Matters for treasury shares

Type of shares	Prior fiscal year (As of March 31, 2006)	Increase	Decrease	This fiscal year (As of Marc 31, 2007)
Common shares	2,438,225	44	4,300	2,433,969

(Outline for the change)

44 shares of increase is owing to purchase of shares in units of less than 10.

4,300 shares of decrease is owing to exercising rights of stock options.

Notes to Lease Transactions

Prior fiscal year (From April 1, 2005 to March 31, 2006)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	151	79	71
Equipment and furniture	3,181	2,237	943
Total	3,333	2,317	1,015

2. Equivalent of balance of the unaccrued lease fee

Within 1 year	625
More than 1 year	409
Total	1,035

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

Lease fee payable	1,099
Equivalent of depreciation	1,052
Equivalent of interest payable	30

4. Method of calculation of equivalent of depreciation
Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest
The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

This fiscal year (From April 1, 2006 to March 31, 2007)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	103	73	30
Equipment and furniture	1,692	1,219	472
Total	1,795	1,292	502

2. Equivalent of balance of the unaccrued lease fee

Within 1 year	332
More than 1 year	179
Total	512

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

Lease fee payable	659
Equivalent of depreciation	634
Equivalent of interest payable	14

4. Method of calculation of equivalent of depreciation
Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest
The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

Marketable Securities (Subsidiary and affiliate stock)

Prior non-consolidated fiscal year (from April 1, 2005 to March 31, 2006)

There is no subsidiary and affiliate stock for which market prices are available.

This non-consolidated fiscal year (from April 1, 2006 to March 31, 2007)

There is no subsidiary and affiliate stock for which market prices are available.

Notes to the Method of Tax Effect Accounting

Prior fiscal year (As of March 31, 2006)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets	
Nondeductible write-offs of bad debts	11,800
Amount exceeding the tax limit for the provision for bad debt allowance	11,047
Allowance for loss on guaranteed receivables	1,354
Allowance for loss on interest repayments	9,643
Amount exceeding the tax limit for the provision for accrued bonuses	1,346
Provision for directors' and corporate auditors' retirement benefits	299
Unrecognized accrued interest income	571
Accrued enterprise tax	1,898
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	120
Amount exceeding the tax limit for the amortization of software application	6,147
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	280
Nondeductible devaluation of marketable securities	232
Unrecognized valuation loss on golf club memberships	150
Others	721
Total deferred tax assets	45,614
Valuation allowance	(392)
Total deferred tax assets	45,221
Deferred tax liabilities	
Change in valuation of other marketable securities	21,444
Charge for prepaid pension expenses	662
Total deferred tax liabilities	22,107
Balance of deferred tax assets	23,114

2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes

Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.

This fiscal year (As of March 31, 2007)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets	
Bad debt write-offs	15,180
Allowance for bad debts	6,965
Allowance for loss on guaranteed receivables	1,493
Allowance for loss on interest repayments	199,381
Accrued bonuses	980
Allowance for directors' and corporate auditors' retirement benefits	310
Unrecognized accrued interest income	1,869
Small capital expenditures	91
Software application	6,246
Deferred consumption tax and other	280
Loss on revaluation of investments in marketable securities	6,247
Valuation loss of golf club memberships	141
Loss on revaluation of merchandise	218
Others	855
Total deferred tax assets	240,263
Valuation allowance	(180,797)
Total deferred tax assets	59,466
Deferred tax liabilities	
Change in valuation of other marketable securities	9,008
Charge for prepaid pension expenses	918
Tax return receivable	348
Total deferred tax liabilities	10,276
Balance of deferred tax assets	49,189

2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes

	(%)
Staturtory income tax rate	40.7
(Adjustment)	
Expenses not deductible for income tax purposes	(0.0)
Inhabitants' per capita taxes	(0.0)
Valuation allowance	(41.3)
Others	0.0
The effective tax rate	(0.6)

Footnotes to statistics per Share

Prior fiscal year (From April 1,2005 to March 31, 2006)	This fiscal year (From April 1, 2006 to March 31, 2007)
(Yen) Net assets per share 5,874.26 Net income per share 407.52 Net income per share diluted 407.34	(Yen) Net assets per share 2,823.24 Net income per share 2,795.68 Net income per share diluted is not presented since net loss is recorded.

(Note) 1. Net assets per share is calculated based on the following data.

	Prior fiscal year (As of March 31, 2006)	This fiscal year (As of March 31, 2007)
Total net assets (millions of yen)	-	443,797
The amounts deducted from total net assets (millions of yen)	-	-
Amounts of net assets related to common shares at the end of accounting period (millions of yen)	-	443,797
Number of shares issued within common shares	-	159,628,280 shares
Number of treasury shares within common shares	-	2,433,969 shares
Number of common shares to calculate net assets per share at the end of accounting period	-	157,194,311 shares

2. Net income (loss) per share and net income (loss) per share diluted are calculated based on the following data.

	Prior fiscal year (As of March 31, 2006)	This fiscal year (As of March 31, 2007)
Net income (loss) per share		
Net income (loss) (millions of yen)	64,152	(439,463)
Net income not available to common shareholders [Bonuses to directors included in the above] (millions of yen)	34 [34]	- [-]
Net income (loss) related to common shares (millions of yen)	64,118	(439,463)
Weighted average number of common shares during accounting period	157,337,635 shares	157,193,966 shares
Net income (loss) per share diluted		
Net income effect of dilutive securities	-	-
Number of increase of common shares [Stock options (stock acquisition rights) included in theabove]	70,501 shares [70,501 shares]	- [-]
Residual securities which do not dilute net income per share	Stock options (treasury stock method) 308,400 shares	—

Important subsequent events

On December 15, 2006, the Board of Directors of ACOM resolved the split-up of Installment Sales Finance Business of ACOM to JCK CREDIT CO., LTD. (hereinafter "JCK"), ACOM's wholly owned subsidiary, and succession of business.

(A) Background of Corporate Split-up

JCK, ACOM's wholly owned subsidiary, acquired Installment Sales Finanace Business of ACOM and JCK changed its name to "AFRESH CREDIT CO., LTD." on April 1, 2007.

(B) Details of Split-up Business

Installment Sales Finanace Business of ACOM

(C) Purpose of Corporate Split-up

ACOM consolidates Installment Sales Finance Business and JCK, specialty in Installment Sales Finance Business, to lower the business operation cost and strengthening sales promotion activities for reorganization of its group businesses.

(D) Schedule of Consolidation

Conclusion of contract for consolidation: February 15, 2007

Date of the Merger (Effective date): April 1, 2007

(E) Method of the Merger

ACOM will be a split-up company and JCK will become as a succession company by a method of absorption split-up. None of new shares will be issued due to this merger because both amalgamated and predecessor companies are ACOM's wholly owned subsidiaries.

(F) Outline of the accounting treatment adopted

Assets and liabilities of split-up company will be booked as appropriate book value at both the succession company and split-up company due to the relationship of ACOM and succession company which is ACOM's wholly owned subsidiary.

(G) Operating Income of Split-up Business Division written in income statements of Fiscal Year ended March 31, 2007

Fees from installment sales finance business: 3,492 million yen

ACOM CO., LTD. (hereinafter: "Company") announced that the meeting of the Board of Directors held on May 10, 2007, approved the decision to provide new applicants of unsecured loans for consumers with lower maximum lending interest rate. Details are as follows.

(A) Background

ACOM has been striving on group-wide management reformation in order to establish a company group which takes serious view of sociality as well as consumer protection and provide financial services of relief and confidence with low-price. With a recognition that applying credit screening based on environmental changes as a fundamental issue, ACOM decided to lower its maximum lending interest rate for new applicants.

(B) Summary

(a) Interest loan rate

Current interest rate (effective annual interest rate): 13.140% ~ 27.375%

New interest rate (effective annual interest rate): 12.000% ~ 18.000%

(b) Customers Applicable

Those who make new contract from Monday, June 18, 2007

Current customers with accounts who meet new credit screening standard

7. Actual Results

(1) Operating income by segments

(Millions of yen)

Division	Segment	Prior fiscal year (From April 1, 2005 to March 31,2006) Amount	Composition Ratio	This fiscal year (From April 1, 2006 to March 31,2007) Amount	Composition Ratio	Change Amount	Percentage
			%		%		%
Financial business	Interest on loans receivable	367,619	92.7	342,908	92.5	(24,710)	(6.7)
	Unsecured loans	360,812	91.0	336,615	90.8	(24,197)	(6.7)
	Consumers	360,784	91.0	336,597	90.8	(24,187)	(6.7)
	Commercials	27	0.0	18	0.0	(9)	(35.1)
	Secured loans	6,806	1.7	6,292	1.7	(513)	(7.5)
	Fees from Installments	11,690	2.9	9,263	2.5	(2,426)	(20.8)
	Credit card	6,139	1.5	5,770	1.6	(368)	(6.0)
	Installment sales finance	5,550	1.4	3,492	0.9	(2,058)	(37.1)
	Fees from guarantee business	8,549	2.2	9,746	2.6	1,197	14.0
Other business	Sales	–	–	722	0.2	722	–
Other segments	Other financial income	46	0.0	166	0.0	119	259.2
	Other operating income	8,732	2.2	7,962	2.2	(769)	(8.8)
	Collection of bad debts deducted	6,922	1.7	5,908	1.6	(1,013)	(14.6)
	Others	1,809	0.5	2,053	0.5	244	13.5
Total		396,637	100.0	370,769	100.0	(25,867)	(6.5)

Note: Sales amount of "ACOM MasterCard®" is included in the "credit card."

(2) Other statistics

(A) Receivables outstanding at year-end

(Millions of yen)

Item	Prior fiscal year (As of March 31, 2006)	This fiscal year (As of March 31, 2007)	Amount of Change	Percentage
				%
Loan business	1,596,276	1,494,399	(101,877)	(6.4)
Unsecured loans	1,542,256	1,446,209	(96,047)	(6.2)
Consumers	1,542,121	1,446,117	(96,003)	(6.2)
Commercials	134	91	(43)	(32.3)
Secured loans	54,020	48,190	(5,829)	(10.8)
Installment receivable outstanding	47,551	44,276	(3,275)	(6.9)
Credit Card	47,537	44,268	(3,268)	(6.9)
Other	14	7	(6)	(47.1)
Installment sales finance business	45,769	32,147	(13,622)	(29.8)

(B) Number of customer accounts

Item \ Term	Prior fiscal year (As of March 31, 2006)	This fiscal year (As of March 31, 2007)	Amount of Change	Percentage %
Loan business	2,859,176	2,682,160	(177,016)	(6.2)
Unsecured loans	2,846,796	2,670,707	(176,089)	(6.2)
Consumers	2,846,643	2,670,606	(176,037)	(6.2)
Commercials	153	101	(52)	(34.0)
Commercials	12,380	11,453	(927)	(7.5)
Commercials	1,253,800	1,176,105	(77,695)	(6.2)
Credit card	1,253,603	1,175,910	(77,693)	(6.2)
Other	197	195	(2)	(1.0)
Installment sales finance business	205,783	147,433	(58,350)	(28.4)

Note: 1. Loan business: The number of loan accounts with loan balance outstanding
2. Credit card business: Cardholder of ACOM MasterCard®
3. Installment sales finance business: Number of contracts with receivables outstanding

(C) Number of outlets, MUJINKUN, and CD/ATM

Item \ Term	Prior fiscal year (As of March 31, 2006)	This fiscal year (As of March 31, 2007)	Amount of Change	Percentage %
Number of outlets	2,012	1,817	(195)	(9.7)
Loan business outlets	2,003	1,812	(191)	(9.5)
Staffed	277	142	(135)	(48.7)
Unstaffed	1,726	1,670	(56)	(3.2)
QUICK MUJIN Machines	194	119	(75)	(38.7)
Installment sales finance business	9	5	(4)	(44.4)
Number of MUJINKUN outlets <machines>	<2,008> 2,007	<1,820> 1,820	(187)	(9.3)
QUICK MUJIN Machines	<201> 201	<128> 128	(73)	(36.3)
Number of CD/ATM	83,868	87,773	3,905	4.7
Proprietary	1,952	1,841	(111)	(5.7)
Open 365 days / year	1,951	1,841	(110)	(5.6)
Open 24 hours / day	1,727	1,632	(95)	(5.5)
Tie-up	81,916	85,932	4,016	4.9
Others	8,903	8,464	(439)	(4.9)

Note: "QUICK MUJIN" is a simple-type automatic loan application machine which enables customers spend less time at MUJINKUN outlets. It is possible to set up QUICK MUJIN by lower cost and more space-saving.

(D) Others (Millions of yen)

Item \ Term	Prior fiscal year (As of March 31, 2006)	This fiscal year (As of March 31, 2007)	Amount of Change	Percentage %
Number of employees	3,911	2,956	(955)	(24.4)
Allowance for bad debts	122,700	121,000	(1,700)	(1.4)
Allowance for loss on guaranteed receivables	3,330	3,670	340	10.2
Allowance for loss on interest repayments	23,700	490,000	466,300	—
Bad debt write-off	107,239	97,097	(10,142)	(9.5)
Interest repayments	13,527	84,147	70,619	522.0

8. Change in Officers

(1) Change in representative directors

None

(2) Changes in other officers (as of June 27, 2007)

(A)Candidates for Directors

Director Shozo Tanaka

(Former Position: Exectuvie Officer, Chief General Officer of Credit Credit Superdiviion Dept. I)

(B)Candidates for Statutory Auditors

Corporate Auditor Minoru Ikeda

(Former Position: Executive Managing Director at Juridical Foundation. The Institute for Research on Household Economic

(C)Directors scheduled for retirement

Senior Managing Director Masayoshi Tatsuta

(D)Staturtory Auditors scheduled for retirement

Statutory Auditor Koichi Shimizu

EXHIBIT4

May 10, 2007

Notification of Reduction in Maximum Lending Interest Rate

ACOM CO., LTD. (hereinafter, "ACOM") announces the decision to provide new applicants of unsecured loans for consumers with lower maximum lending interest rate from June 18, 2007. Details are as follows.

1. Background

ACOM has been striving on group-wide management reformation in order to establish a company group which takes serious view of sociality as well as consumer protection and provide financial services of relief and confidence with low-price. With a recognition that applying credit screening based on environmental changes as a fundamental issue, ACOM decided to lower its maximum lending interest rate for new applicants.

2. Summary

(1) Interest loan rate

Current interest rate (effective annual interest rate): 13.140% ~ 27.375%

New interest rate (effective annual interest rate): 12.000% ~ 18.000%

(2) Customers Applicable

- Those who make new contract from Monday, June 18, 2007
- Current customers with accounts who meet new credit screening standard

EXHIBIT5

May 18, 2007

(Amendment) Partial Amendment to Brief Statement of Financial Results for the Fiscal Year Ended March 2007

ACOM CO., LTD. hereby announces an amendment to the parts required to be amended in the Brief Statement of Financial Results for the Fiscal Year Ended March 2007 published on May 10, 2007 as follows:

Parts to be amended (underlined)
Brief Statement of Financial Results for the Fiscal Year Ended March 2007 (on page 63 of the original and page 70 of English translation)

<Before amendment>

(C) Number of outlets, MUJINKUN, and CD/ATM

Term / Item	Prior fiscal year (As of March 31, 2006)	This fiscal year (As of March 31, 2007)	Amount of Change	Percentage
				%
Number of outlets	2,012	1,821	(191)	(9.5)

<After amendment>

(C) Number of outlets, MUJINKUN, and CD/ATM

Term / Item	Prior fiscal year (As of March 31, 2006)	This fiscal year (As of March 31, 2007)	Amount of Change	Percentage
				%
Number of outlets	2,012	1,817	(195)	(9.7)

EXHIBIT6

May 29, 2007

51st Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President & CEO: Shigeyoshi Kinoshita) has reached a decision to make its 51st issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans receivable, repayment of debt and payment of operating expenses, etc. Registration relating to the issuance was carried out on June 27, 2005 and became effective as of July 5, 2005.

Name of issuance	ACOM CO., LTD. 51st issuance of domestic unsecured straight bonds
Total value	20 billion yen
Interest rate	2.07% annually
Individual bond value	100 million yen
Issue price	Face value 100 yen
Redemption price	Face value 100 yen
Application period	May 29, 2007
Payment date	June 4, 2007
Maturation date	June 4, 2013
Application of funds procured	Extending loans receivable, repayment of debt, and payment of operating expenses, etc.
Trustee	Nomura Securities Co.,Ltd. Daiwa Securities SMBC Co. Ltd. BNP PARIBAS Securities (Japan) Limited, Tokyo Branch
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Credit ratings	Moody's Investors Service, Inc.: A2
	Japan Credit Rating Agency, Ltd.: A
	Rating and Investment Information, Inc.: A

EXHIBIT 7

(Brief Description)

Supplemental Document to the Shelf Registration Statement

A supplement to the shelf registration statement (the "Supplement") is required to be filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") under the Securities and Exchange Law.

The Supplement was filed with the DKLFB on May 29, 2007, relating to the Unsecured Straight Bonds Fifty-one Series (with the special covenant of rating *pari passu* solely with the other specified series of bonds) issued by ACOM CO., LTD. (the "Company"), which is worth ¥20,000 million of the aggregate principal amount and was issued through a public offering under the shelf registration statement that had been filed with the DKLFB on June 27, 2005 (the "2005 Shelf Registration Statement") which had become effective as of July 5, 2005.

The 2005 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the issuance through a series of public offerings of the Unsecured Straight Bonds, including the Unsecured Straight Bonds Fifty-one Series, and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision of the shareholders of the Company is substantially contained in the Annual Report 2007 (Exhibit 16) and the news release dated May 29, 2007 ("51st Issuance of Domestic Unsecured Straight Bonds") (Exhibit 6).

EXHIBIT 8

(Brief Description)

June 11, 2007

NOTICE OF CONVOCATION OF
THE 30TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Convocation dated June 11, 2007 in respect of the 30th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Brief Statement of Financial Results for the Fiscal Year Ended March 2007 (Exhibit 3), the Annual Securities Report 2007 (Exhibit 12) and the Annual Report 2007 (Exhibit 16).

The proposed agenda for the 30th Ordinary General Meeting of Shareholders was the disposition of the surplus, including the payment of dividends in the amount of Thirty Japanese Yen (JPY 30) per share.

EXHIBIT9

June 25, 2007

Matters related to the Parent Company, etc.

ACOM CO., LTD. announces matters related to the parent company, etc. Details are as follows:

1. Business names, etc. of the Parent Company, etc.

As of March 31, 2007

Business name or name of Parent Company, etc.	Attribute	Percentage of ownership of voting rights held by the Parent Company, etc.	Stock Exchange, etc. under which the Parent Company (etc.)'s stock is listed
Maruito Shokusan, Co., Ltd.	Applicable other company where listed company is the affiliate of the other company	19.86 % (2.46 %)	—
Mitsubishi UFJ Financial Group, Inc.	Same as the above	15.20 % (2.01 %)	Tokyo Stock Exchange First Section Osaka Stock Exchange First Section Nagoya Stock Exchange First Section New York Stock Exchange (U.S.A)
Maruito Shoten Co., Ltd.	Same as the above	2.46 % (—)	—
Mitsubishi UFJ Trust and Banking Corporation	Same as the above	2.01 % (—)	—
Mitsubishi UFJ Securities Co., Ltd.	Same as the above	0.00 % (—)	Tokyo Stock Exchange First Section Osaka Stock Exchange First Section Nagoya Stock Exchange First Section

(Note) The figures in ( ) under the percentage of ownership of voting rights held by the Parent Company, etc. column indicates percentage of indirect ownership.

2. Business name or name of entity among parent company, etc., that is considered to have the most influence on ACOM, and the reason.

Business name or corporate name	Reason
Mitsubishi UFJ Financial Group, Inc.	*The ownership percentage of voting rights of Mitsubishi UFJ Financial Group, Inc. in ACOM is 15.20% in total, combined with percentages of its subsidiaries, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd. *ACOM and Mitsubishi UFJ Financial Group, Inc. engage in a business alliance in the retail field. *One of Mitsubishi UFJ Financial Group, Inc.'s directors concurrently holds an outside director position at ACOM.

3. ACOM's position in relation to the Group Companies of the Parent Company, etc. and ACOM's relationship with the Parent Company, etc. and other listed companies

The aims of ACOM's business tie-up with Mitsubishi UFJ Financial Group, Inc. (hereinafter "MUFG") are to boost revenue by strengthening and enhancing our competitiveness in the consumer finance market within retail business, and

to contribute to the sound development of Japan's consumer finance market. A capital alliance between the two companies is also in place in order to maintain an even closer and more comprehensive business tie-up over a long period.

As MUFG owns 15.20% of voting rights in ACOM, together with its subsidiaries, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd., and one of MUFG's directors concurrently holds the position of outside director, ACOM is now an equity-method affiliate of MUFG.

Although ACOM is attempting to improve its corporate value through tie-ups with MUFG and its group companies (hereinafter "MUFG Group"), ACOM and its group business niche is distinct from that of MUFG Group. Besides, there is limited effect from Banking Act, without any limitation on business operation.

With regard to transactions between MUFG Group, transactions such as borrowing are done under strictly impartial judgment, verifying its neutrality.

We regard that our independence on management as well as decision making is secured despite the fact one of ACOM's 11 directors concurrently holds director position at MUFG. This is because MUFG Group does not enforce pressure onto our decision making.

Details about Outside Director

Position	Name	Position at the parent company or its group company	Reason for Appointment
Outside Director	Katsunori Nagayasu	Deputy President at Mitsubishi UFJ Financial Group, Inc.	To reflect his rich experience and extensive insight as a director on ACOM's management

4. Matters related to transactions between the parent company, etc.

With regard to transactions with the parent company, etc., please refer to "Transactions between related parties" section on brief statements of financial reports for fiscal year ended March, 2007.

EXHIBIT 10

(Brief Description)

Amendment to the Shelf Registration Statement

An amendment (the "Amendment") to a shelf registration statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference into a shelf registration statement is amended.

The Amendment to the shelf registration statement dated June 27, 2005 (the "2005 Shelf Registration Statement") was filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on June 27, 2007. The Amendment is intended to include the Annual Securities Report dated June 27, 2007 in the list of documents incorporated by reference into the 2005 Shelf Registration Statement and to correct the 2005 Shelf Registration Statement.

EXHIBIT 11

(Brief description)

June 27, 2007

Annual Business Report ("Key Note")

The 30th Fiscal Year
from April 1, 2006
to March 31, 2007

The Annual Business Report (the "Key Note") of ACOM CO., LTD. (the "Company") is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers and/or analysts from time to time.

The Key Note concerning the fiscal year ended March 31, 2007 was sent to the shareholders of the Company on June 27, 2007.

The information in the Key Note which is material to an investment decision is substantially contained in the Brief Statement of Financial Results for the Fiscal Year Ended March 2007 (Exhibit 3) and the Annual Report 2007 (Exhibit 16).

EXHIBIT12

(Brief description)

June 27, 2007

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

The 30th Fiscal Year
from April 1, 2006
to March 31, 2007

This Annual Securities Report for the fiscal year ended March 31, 2007 (the "ASR") was, in accordance with Japanese laws and regulations, filed on June 27, 2007, with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The ASR is made available for public inspection at the office of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc., on which the shares of common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is a requirement under Japanese laws and regulations to include in the ASR certain information concerning the business of ACOM CO., LTD. (the "Company") on both a consolidated and non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, financial position and group companies, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2007.

The information in the ASR which is material to an investment decision is substantially contained in the Annual Report 2007 (Exhibit 16).

EXHIBIT 13

(Brief Description)

June 27, 2007

NOTICE OF RESOLUTION OF
THE 30TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Resolution dated June 27, 2007 in respect of the 30th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Notice of Convocation dated June 11, 2007 in respect of the 30th Ordinary General Meeting of Shareholders (Exhibit 8).

EXHIBIT14

Written Confirmation Regarding
the Appropriateness and Accuracy of the Annual Securities Report

June 28, 2007

To: Mr. Atsushi Saito
President and Chief Executive Officer
Tokyo Stock Exchange, Inc.

Address of Main Office:	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Company Name:	ACOM CO., LTD. [Seal]
	(Securities Code: 8572, 1st Section, Tokyo Stock Exchange, Inc.)
Name (Signature) and Title of Representative:	(Signature of Mr. Shigeyoshi Kinoshita) [Seal]
	President and Chief Executive Officer

I, Shigeyoshi Kinoshita, President and Chief Executive Officer of ACOM CO., LTD. (the "Company"), acknowledge that, as of the filing of the Annual Securities Report for the 30th business year (from April 1, 2006 to March 31, 2007) of the Company, there are no false statements in the relevant Annual Securities Report.

The reasons for such acknowledgement are as follows:

1. In the preparation of the Annual Securities Report, the Company has specified the division of work and departments in charge, and has established an appropriate system for the execution of the business.

2. With respect to the information described in the Annual Securities Report, the Company has confirmed that the sources of information and the process for description are clear and that the control function that prevents, discovers and corrects any errors that may occur in such process for description is working appropriately.

   (1) In the preparation of financial statements, such financial statements were prepared appropriately in accordance with the "Ministerial Ordinance

concerning Disclosure of Affairs, etc. of Corporations", the "Regulations Concerning Terminology, Forms and Method of Preparation of Consolidated Financial Statements", the "Regulations Concerning Terminology, Forms and Method of Preparation of Financial Statements, etc." and the "Cabinet Office Ordinance Concerning Arrangement of Accounting Method, etc. of Special Finance Companies", upon advice from the audit corporation.

(2) Material information on management and the status of the execution of the business are appropriately discussed and reported at a meeting of the Board of Directors, which is held once a month in principle, and the Executive Officers Meetings, which are held three (3) times a month in principle.

(3) Information on management, the financial position and the financial results of the consolidated subsidiaries are appropriately discussed and reported at a meeting of the Affiliated Companies Coordination Board, which is held once a month in principle.

(4) The Internal Audit Department is the department in charge of internal audits, examining whether internal controls and internal management are conducted appropriately in accordance with laws, regulations and internal rules, etc., and examining the appropriateness and the effectiveness of the internal management system. Also, a report system to the management has been established, and upon receiving suggestions for improvements and corrections of problems, an internal management system has been established, as deemed necessary.

(5) Auditors cooperate with the audit corporation and the department which is in charge of internal audits and are correctly aware of the actual management situation, and confirm the status of the arrangements of the internal control system.

(6) There are no material matters that were pointed out regarding the contents of the Annual Securities Report in the results of the audit conducted by the Auditors and the audit corporation.

- End of Document -

EXHIBIT15

(Brief Description)

Corporate Governance Report dated June 29, 2007

Under the Listing Rule and the Timely Disclosure Regulation of the Tokyo Stock Exchange, Inc. ("TSE"), ACOM CO., LTD. (the "Company") is required to file with TSE, a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by TSE under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

END